UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

InterXion Holding N.V.

(Name of Subject Company)

InterXion Holding N.V.

(Name of Person Filing Statement)

Ordinary Shares, Par Value € 0.10 Per Share

(Title of Class of Securities)

N47279109

(CUSIP Number of Class of Securities)

Scorpius 30

2132 LR Hoofddorp

The Netherlands

+31 20 880 7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Jeffrey J. Rosen

William D. Regner

Sue Meng

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

212-909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is InterXion Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (the “Company” or “INXN”). The Company’s principal executive offices are located at Scorpius 30, 2132 LR Hoofddorp, the Netherlands, and the Company’s telephone number at this address is +31 20 880 7600.

(b)	Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, par value €0.10 per share, of the Company (the “Shares”, such definition including fractional shares (onderaandelen), nominal value €0.02 per fractional share (onderaandeel), of the Company, provided that a fractional share will be treated for purposes of the definition of Share or Shares as one-fifth of an outstanding ordinary share, nominal value €0.10 per share). As of the close of business on January 21, 2020, there were 200,000,000 Shares authorized, of which 76,795,559 Shares, and 1 fractional share, nominal value €0.02, were issued and outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Exchange Offer

Offer

This Schedule 14D-9 relates to the exchange offer (the “Offer”) by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a subsidiary of Digital Realty Trust, Inc., a Maryland corporation (“Parent” or “DLR”), as disclosed in the Registration Statement on Form S-4 filed by Parent and Intrepid I B.V., a private limited liability company organized under the laws of the Netherlands and a direct subsidiary of Buyer (“Intrepid I”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 6, 2019, as amended by Amendment No. 1 to Form S-4 on January 7, 2020 and Amendment No. 2 to Form S-4 on January 23, 2020 (together with the exhibits thereto, as may be further amended from time to time, the “Registration Statement”) and the Tender Offer Statement on Schedule TO, filed by Buyer and Parent with the SEC on January 29, 2020 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), pursuant to which the Buyer is offering to exchange each outstanding Share validly tendered and not properly withdrawn pursuant to the Offer for the right to receive 0.7067 shares (the “Exchange Offer Ratio”) of Parent common stock, par value $0.01 per share (“Parent Common Stock”), (such consideration, the “Offer Consideration”). The Offer Consideration shall not be adjusted to reflect changes in the Parent Trading Price (as defined below).

The Offer is being made pursuant to the Purchase Agreement, dated as of October 29, 2019, as amended by Amendment No. 1 to Purchase Agreement, dated as of January 23, 2020 (as it may be further amended from time to time, the “Purchase Agreement”), by and among Parent, Buyer and the Company. In accordance with the Purchase Agreement, Buyer shall commence the Offer promptly after the Registration Statement filed by Parent and Intrepid I with the SEC is declared effective under the Securities Act of 1933, as amended (the “Securities Act”). The terms and conditions of the Offer are set forth in the Exchange Offer Prospectus, which is part of the Registration Statement and filed as Exhibit (a)(1)(A) hereto (as it may be amended or supplemented from time to time, the “Exchange Offer Prospectus”).

The Offer shall expire at 12:01 a.m. (New York City time) on the later of (i) the first business day following the end of the twentieth business day following commencement of the Offer and (ii) the sixth business day after the EGM (as defined herein), subject to extension as described below, such time, or such later time to which the Offer has been so extended, the “Expiration Time”.

The obligation of Buyer to accept for exchange, and the obligation of Parent to issue and cause to be transferred shares of Parent Common Stock to Buyer to offer in exchange for, any Shares validly tendered and not properly withdrawn pursuant to the Offer will be subject only to the satisfaction (or waiver) of the closing conditions set forth below.

In addition to Parent’s and Buyer’s rights and obligations to extend, terminate, amend or modify the Offer pursuant to the provisions of the Purchase Agreement and subject to any applicable rules and regulations of the SEC, neither Parent nor Buyer shall be required to accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer unless, as of the scheduled Expiration Time, the following conditions are satisfied:

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a number of Shares having been validly tendered and not properly withdrawn, satisfying certain conditions, that, together with the Shares then owned by Parent or its affiliates, would allow Buyer to acquire at least 80% of the outstanding Shares on a fully-diluted and as converted basis at the closing of the Offer (the “Minimum Condition”); provided, however, that Parent or Buyer may reduce the Minimum Condition to 66 2/3%;

•	receipt of certain required regulatory approvals, which approvals must be in full force and effect or their relevant waiting periods (and any extensions thereof) expired or terminated;

•	absence of any applicable law or order of a governmental authority prohibiting, rendering illegal or enjoining the consummation of the Offer or the other Transactions (as defined below);

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the truth and correctness in all respects at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time of representations and warranties of the Company regarding the nonexistence of a Company material adverse effect since December 31, 2018;

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the truth and correctness in all respects (except for de minimis inaccuracies) at and as of the Expiration Time (except to the extent expressly made at and as of an earlier date, in which case at and as of such earlier date) of representations and warranties of the Company regarding its authorized and issued and outstanding share counts;

•

the truth and correctness in all material respects at and as of the Expiration Time (except to the extent expressly made at and as of an earlier date, in which case at and as of such earlier date) of representations and warranties of the Company regarding corporate existence and power, corporate authorization, capitalization, capitalization of subsidiaries and fees and opinions of Guggenheim Securities, LLC (“Guggenheim Securities”) and of Moelis & Company LLC (“Moelis”);

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the truth and correctness (disregarding all materiality qualifications and limitations) at and as of the Expiration Time (except to the extent expressly made at and as of an earlier date, in which case at and as of such earlier date) of all other representations and warranties of the Company not specified in the foregoing three bullet points, except where the failure to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company material adverse effect;

•

except for certain specified covenants, the Company will have performed or complied with, in all material respects, each of the obligations, agreements and covenants required to be performed, or complied with, by it under the Purchase Agreement at or prior to the Expiration Time;

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since the date of the Purchase Agreement, there would not have occurred any effect that would have or would reasonably be expected to have, individually or in the aggregate, a Company material adverse effect (excluding for this purpose material adverse effects that prevent or materially adversely affect the ability of the Company to consummate the transactions contemplated by the Purchase Agreement (the “Transactions”));

•	receipt of the resignation of the resigning members of the Company’s board of directors (the “Company Board”) in accordance with the Purchase Agreement;

•	the adoption of the Post-Offer Reorganization Resolutions (as defined in the Purchase Agreement) at the EGM (or a subsequent EGM, if any) of the Company;

•	approval by Parent stockholders of the issuance of shares of Parent Common Stock in connection with the Transactions;

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delivery by the Company to Parent of a certificate signed by an executive officer of the Company, dated as of the Expiration Time, certifying as to the satisfaction of the conditions specified in the 4th through 9th bullet points above;

•	no termination of the Purchase Agreement in accordance with the terms of the Purchase Agreement;

•

declaration of effectiveness of the Registration Statement and the absence of any stop order issued by the SEC suspending the effectiveness of such Registration Statement or, if issued, withdrawn by the SEC or proceedings for that purpose not having been initiated or threatened by the SEC; and

•	approval of listing of the shares of Parent Common Stock on the New York Stock Exchange (the “NYSE”), subject only to official notice of issuance.

The foregoing conditions are for the sole benefit of Parent and Buyer and, other than the Minimum Condition, may be waived, subject to applicable law, by Parent or Buyer in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Purchase Agreement.

If Buyer accepts Shares in the Offer in accordance with the terms of the Purchase Agreement, then Parent and the Company and their respective subsidiaries, as applicable, shall effectuate or cause to be effectuated the Post-Offer Reorganization (as defined herein).

Buyer may extend the Offer to such other date and time as may be agreed in writing by Buyer, Parent and the Company, and Buyer shall extend the Offer for any minimum period as required by the SEC (including, without limitation, for any five-day extension period or longer period required under Rule 14d-4 or Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or the NYSE. If Buyer makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, including reducing the Minimum Condition, Buyer will disseminate additional Offer materials and extend the Offer by five or 10 business days, to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

If, at the scheduled Expiration Time, any of the Offer conditions have not been satisfied or waived by Buyer, Buyer must extend the Offer on one or more occasions in consecutive periods of at least five business days and up to 10 business days each (or such other duration as may be agreed to by Buyer and the Company) in order to permit the satisfaction of such Offer conditions; provided, that Buyer may extend the Offer for at least 10 business days and up to 20 business days if it is not reasonably likely that, within such five to 10 business day extension period, regulatory approval will be obtained, a legal restraint will be removed, the Registration Statement has been declared effective and/or the Parent Common Stock to be issued in connection with the Offer will be approved for listing on the NYSE; provided, further, that Buyer is not required to extend the Offer on more than three occasions in consecutive periods of at least five business days or up to 10 business days each if the sole unsatisfied condition is the Minimum Condition and that Buyer is not required to extend the offer beyond October 29, 2020; provided, further, that if the Company elects to hold a subsequent EGM to adopt any of the resolutions of the Company that are a condition to Closing and are not approved and adopted at the EGM, Buyer will extend the Offer for six business days after the date of that subsequent EGM. Irrespective of whether the Company holds a subsequent EGM, following the time of acceptance for payment in connection with the Offer (the “Acceptance Time”), if Parent or Buyer did not lower the Minimum Condition from 80% to 66 2/3% and the 80% Minimum Condition is met, or if Parent or Buyer lowered the Minimum Condition from 80% to 66 2/3% prior to the Expiration Time, then Buyer shall provide a subsequent offering period (the “Subsequent Offering Period”) in accordance with Rule 14d-11 promulgated under the Exchange Act of not less than three business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act). If at the Expiration Time, the number of Shares that have been tendered in accordance with the terms of the Offer and not properly withdrawn, together with the Shares then owned by Parent or its affiliates, represents at least 66 2/3% of the outstanding Shares on a fully-diluted and as-converted basis, and Parent or Buyer lowers the Minimum Condition from 80% to 66 2/3% at the Expiration Time, then Buyer will extend the Offer by five business days but will not provide a Subsequent Offering Period.

The time at which, in accordance with the terms of the Purchase Agreement, Buyer pays the Offer Consideration for each Share validly tendered and not withdrawn pursuant to the Offer is referred to herein as the “Closing” and the date on which the Closing occurs is referred to herein as the “Closing Date”.

In lieu of any fractional shares of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all Shares tendered in the Offer (and not validly withdrawn) by such holder) shall be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest one-hundredth of a cent.

The Post-Offer Reorganization

As promptly as practicable following the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), Parent and the Company and their respective subsidiaries, as applicable, shall effectuate or cause to be effectuated the Post-Offer Reorganization (as defined herein). The Post-Offer Reorganization will utilize processes available to Buyer under Dutch law aimed at strengthening Parent’s direct or indirect control over the Company or its assets and business operations. More specifically, the Post-Offer Reorganization would ensure that, if the required resolutions are adopted at the EGM, Buyer or one of its affiliates becomes the sole owner of all or substantially all of the Company’s business operations from and after the consummation of such Post-Offer Reorganization, even if not all of the shareholders of the Company have tendered their Shares pursuant to the Offer.

The Post-Offer Reorganization shall be comprised, at Buyer’s election, of one or more of the following actions, in accordance with the Purchase Agreement (the “Post-Offer Reorganization”):

•	the “Legal Merger” and the “Post-Merger Share Sale” (as further described below);

•	the “Legal Demerger” and the “Post-Demerger Share Sale” (as further described below);

•	the “Asset Sale” (as further described below);

•	the “Liquidation” and “Liquidation Distribution” (as further described below);

•	the commencement of the “Compulsory Acquisition” (as further described below);

•

a contribution of cash or assets by Parent or Buyer or any affiliate in exchange for Shares, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of the Company’s minority shareholders could be excluded;

•

a sale and transfer of substantially all of the assets and liabilities of the Company and its subsidiaries by (i) a subsidiary of the Company to Parent or Buyer or an affiliate or (ii)Parent or Buyer or an affiliate to any subsidiary of the Company;

•	a distribution of proceeds, cash or assets to the shareholders of the Company or share buybacks;

•	a dissolution or liquidation of the Company;

•	a subsequent public offer for any Shares held by the minority shareholders of the Company;

•	any transaction between the Company and Parent or Buyer or their respective affiliates that are not at arms’ length;

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any transaction, including a sale or transfer of any material assets and/or liabilities, between the Company and its affiliates or between the Company and Buyer or their respective affiliates with the objective of utilizing any tax loss carry forwards available to the Company, Buyer or any of their respective affiliates;

•	any transactions, restructurings, share issues, actions, procedures or proceedings in relation to the Company or one or more of its affiliates required to effect the aforementioned transactions; or

•	any combination of the foregoing.

Parent and Buyer have a preference for effectuating the Legal Merger, the Legal Demerger or the Asset Sale. An affirmative vote of an Independent Director (as defined in the Purchase Agreement) of the Company Board will be required to effectuate the Post-Offer Reorganization actions listed above, other than the Legal Merger, the Post-Merger Share Sale, the Legal Demerger, the Post-Demerger Share Sale, the Asset Sale, the Liquidation, the Liquidation Distribution or the Compulsory Acquisition which will not require such consent following the approval of the required resolutions by the EGM. The Post-Offer Reorganization will, if the required resolutions are adopted at the EGM, result in Buyer or one of its affiliates becoming the sole owner of all or substantially all of the Company’s business operations from and after the consummation of such Post-Offer Reorganization, regardless of whether or not all of the shareholders of the Company have tendered their shares in the offer or whether or not Buyer has lowered the Minimum Condition. There are no circumstances, if the required resolutions are adopted at the EGM, pursuant to which Buyer or one of its affiliates would not become the sole owner of all or substantially all of the Company’s business operations from and after the consummation of such Post-Offer Reorganization, whether through ownership of 100% of the Company’s equity or 100% of the Company’s assets. Buyer will not waive the condition to the Offer regarding adoption of the EGM resolutions in a manner such that, if the Offer were consummated, Parent and its affiliates would not become the sole owner of all or substantially all of the Company’s business operations. If part (but not all) of the EGM resolutions were to pass, and the Post-Offer Reorganization could still be effected based on the resolutions that do pass so that Buyer would become the sole owner of all or substantially all of the Company’s business operations following the consummation of a Post-Offer Reorganization structure that is approved at the EGM, in that circumstance Buyer could choose to waive the EGM resolutions condition.

Legal Merger and Post-Merger Share Sale

The Legal Merger comprises a triangular legal merger under Dutch law between the Company (as disappearing entity), Intrepid II B.V., a private limited liability company organized under the laws of the Netherlands and an indirect subsidiary of Buyer (“Intrepid II”) (the surviving entity of the Legal Merger), and Intrepid I (the indirect sole shareholder of Intrepid II). Intrepid I shares will be alloted (i.e., issued by operation of Dutch law in a merger transaction) to the shareholders of the Company at the time the Legal Merger is effectuated.

If Parent or Buyer determines to effectuate the Legal Merger, then promptly following completion of the Legal Merger, Buyer shall enter into, and cause Intrepid I to enter into an agreement (“the Post-Merger Share Sale Agreement”), resulting in the acquisition by Buyer of 100% of the Company’s business, followed by (i) if, as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Minimum Condition has been achieved, but the Compulsory Acquisition Threshold has not been achieved, the Liquidation and the Liquidation Distribution as further described below, resulting in the Company’s shareholders that have not tendered their Shares receiving for each Share then held by such shareholder, that number of shares of Parent Common Stock equal to the Offer Consideration (subject to cash being payable in lieu of fractional shares, and without interest and subject to any applicable withholding taxes (including Dutch dividend withholding tax)); or (ii) if, as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Compulsory Acquisition Threshold has been achieved, the Compulsory Acquisition as further described below, resulting in the Company’s shareholders that have not tendered their Shares receiving a cash amount to be determined by the Enterprise Chamber of the Amsterdam Court of Appeals.

The Company shall prepare and file all documents and make all announcements required to effectuate the Legal Merger. At the later of one month after the requisite filings and announcements or as promptly as practicable following the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), Buyer, Intrepid I and Intrepid II shall adopt all necessary resolutions to enter into and effectuate the Legal Merger (other than the Legal Merger resolution to be adopted at the EGM).

Pursuant to the Purchase Agreement, promptly following completion of the Legal Merger, Buyer or its designated nominee and Intrepid I shall enter into the Post-Merger Share Sale Agreement. Pursuant to the Post-Merger Share Sale Agreement, Intrepid I shall transfer the issued and outstanding share in the share capital of Intrepid Midco B.V., a private limited liability company organized under the laws of the Netherlands (“Midco”), an indirect subsidiary of Buyer and the sole shareholder of Intrepid II (the surviving entity of the Legal Merger), to Buyer or its designated nominee in exchange for, if the Compulsory Acquisition Threshold has not been achieved, the Exchangeable Note (as defined below) or, if the Compulsory Acquisition Threshold has been achieved, the Buyer Note (as defined below). In connection therewith, Buyer or its designated nominee, Intrepid I and Midco shall enter into a notarial deed of transfer of shares pursuant to which the issued and outstanding share in the share capital of Midco will be transferred by Intrepid I to Buyer or its designated nominee at such time, and such transfer shall be acknowledged by Midco. Following the Post-Merger Share Sale, the Liquidation and the Liquidation Distribution, or the Compulsory Acquisition, as applicable, shall be completed as indicated below.

Legal Demerger and Post-Demerger Share Sale

The Legal Demerger comprises a legal demerger under Dutch law whereby the Company splits off all of its assets and liabilities to “Splitco”, a newly incorporated subsidiary of the Company.

If Parent or Buyer determines to effectuate the Legal Demerger, then promptly following completion of the Legal Demerger, Buyer and the Company shall enter into an agreement (“the Post-Demerger Share Sale Agreement”) resulting in the acquisition by Buyer of 100% of the Company’s business, followed by (i) if, as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Minimum Condition has been achieved, but the Compulsory Acquisition Threshold has not been achieved, the Liquidation and the Liquidation Distribution as further described below, resulting in the Company’s shareholders that have not tendered their Shares receiving for each Share then held by such shareholder, that number of shares of Parent Common Stock equal to the Offer Consideration (subject to treatment of fractional shares, and without interest and subject to any applicable withholding taxes (including Dutch dividend withholding tax)); or (ii) if, as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Compulsory Acquisition Threshold has been achieved, the Compulsory Acquisition as further described below, resulting in the Company’s shareholders that have not tendered their Shares receiving a cash amount to be determined by the Enterprise Chamber of the Amsterdam Court of Appeals.

The Company shall prepare and file all documents and make all announcements required to effectuate the Legal Demerger. At the later of one month after the requisite filings and announcements or as promptly as practicable following the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Company at the request of Buyer, shall adopt all necessary resolutions to enter into and effectuate the Legal Demerger (other than the Legal Demerger resolution to be adopted at the EGM).

Pursuant to the Purchase Agreement, promptly following completion of the Legal Demerger, Buyer or its designated nominee and the Company shall enter into the Post-Demerger Share Sale Agreement. Pursuant to the Post-Demerger Share Sale Agreement, the Company shall transfer the issued and outstanding shares in the share capital of Splitco to Buyer or its designated nominee in exchange for, if the Compulsory Acquisition Threshold has not been achieved, the Exchangeable Note or, if the Compulsory Acquisition Threshold has been achieved, the Buyer Note. In connection therewith, Buyer or its designated nominee, the Company and Splitco shall enter into a notarial deed of transfer of shares pursuant to which the issued and outstanding share in the share capital of

Splitco shall be transferred by the Company to Buyer or its designated nominee at such time, and such transfer shall be acknowledged by Splitco. Following the Post-Demerger Share Sale, the Liquidation and Liquidation Distribution, or the Compulsory Acquisition, as applicable, shall be completed as indicated below.

Asset Sale

If Parent or Buyer determines to effectuate the Asset Sale, resulting in the acquisition by Buyer of 100% of the Company’s business, then promptly following completion of the Asset Sale, Buyer and the Company shall implement (i) if, as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Minimum Condition has been achieved, but the Compulsory Acquisition Threshold has not been achieved, the Liquidation and the Liquidation Distribution as further described below, resulting in the Company’s shareholders that have not tendered their Shares receiving for each Share then held by such shareholder, that number of shares of Parent Common Stock equal to the Offer Consideration (subject to cash being payable in lieu of fractional shares, and without interest and subject to any applicable withholding taxes (including Dutch dividend withholding tax)); or (ii) if, as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Compulsory Acquisition Threshold has been achieved, the Compulsory Acquisition as further described below, resulting in the Company’s shareholders that have not tendered their Shares receiving a cash amount to be determined by the Enterprise Chamber of the Amsterdam Court of Appeals. Pursuant to an agreement (the “Asset Sale Agreement”), if entered into, the Company shall sell and transfer the Company’s business, including substantially all of the assets and liabilities of the Company, to Buyer in exchange for, if the Compulsory Acquisition Threshold has not been achieved, the Exchangeable Note or, if the Compulsory Acquisition Threshold has been achieved, the Buyer Note. Following the Asset Sale, the Liquidation and the Liquidation Distribution, or the Compulsory Acquisition, as applicable, shall be completed as indicated below.

Exchangeable Note and Pre-Liquidation Transactions

Pursuant to the anticipated terms of a note (“the Exchangeable Note”), if the Post-Demerger Share Sale, the Asset Sale or the Post-Merger Share Sale is effectuated, immediately following the Post-Demerger Share Sale, the Asset Sale or the Post-Merger Share Sale, the Exchangeable Note will automatically be split into two notes, one of which will be the “Related Exchangeable Note” for the Related Exchangeable Noteholders (as defined below) and the other of which will be the “Non-Related Exchangeable Note” for the Non-Related Exchangeable Noteholders (as defined below), which we refer to as the “Exchangeable Note Split”.

The Related Exchangeable Note will entitle the holder(s) thereof to receive a number of shares of Parent Common Stock equal to, (A) if the Post-Demerger Share Sale or the Asset Sale is effectuated, the product of (i) if the Conversion (as further described below) has not been effected, (x) the Offer Consideration and (y) the total number of Shares held by Parent, Buyer or an affiliate of Buyer, the “Related Exchangeable Noteholders”, at the moment the Related Exchangeable Note comes into existence; or (ii) if the Conversion has been effected, (x) the Offer Consideration and (y) one-fifth of the number of post-Conversion Shares held by Related Exchangeable Noteholders at the moment the Related Exchangeable Note comes into existence, or, (B) if the Post-Merger Share Sale is effectuated, the product of (x) the Offer Consideration and (y) one-fifth of the number of shares in the share capital of Intrepid I held by Parent, Buyer or an affiliate of Buyer, which we refer to as the “Merger Related Exchangeable Noteholders”, at the moment the Related Exchangeable Note comes into existence.

The Non-Related Exchangeable Note shall entitle the holder thereof to receive, subject to Dutch dividend withholding tax, a number of shares of Parent Common Stock equal to, (A) if the Post-Demerger Share Sale or the Asset Sale is effectuated, the product of (i) if the Conversion has not been effected, (x) the Offer Consideration and (y) the total number of Shares held by any person who is not a Related Exchangeable Noteholder, which we refer to as the “Non-Related Exchangeable Noteholders”, at the moment the Non-Related Exchangeable Note comes into existence; or (ii) if the Conversion has been effected, (x) the Offer Consideration and (y) one-fifth of the number of post-Conversion Shares held by Non-Related Exchangeable Noteholders at the moment the Non-Related Exchangeable Note comes into existence, or, (B) if the Post-Merger Share Sale is effectuated, the product of (x) the Offer Consideration and (y) one-fifth of the number of shares in the share capital of Intrepid I held by any person who is a Non-Related Exchangeable Noteholder at the moment the Non-Related Exchangeable Note comes into existence.

As soon as Parent or any of its subsidiaries becomes the holder of the Related Exchangeable Note, the Related Exchangeable Note will immediately terminate and any rights thereunder will be extinguished and no longer due.

Immediately following the Exchangeable Note Split, in case the Post-Demerger Share Sale or the Asset Sale is effectuated, the Company, or in case the Post-Merger Share Sale is effectuated, Intrepid I, will deposit the Non-Related Exchangeable Note with the exchange agent. Upon receipt by the exchange agent, the Non-Related Exchangeable Note will automatically and mandatorily be exchanged into a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock to be received as indicated under “—The Post-Offer Reorganization—Liquidation and Liquidation Distribution” below in this Item 2. Prior to the execution of the Exchangeable Note, Buyer shall, and Parent shall cause Buyer to, deposit or cause to be deposited with the exchange agent a number of shares of Parent Common Stock sufficient to permit the completion of this mandatory exchange. Upon completion of the mandatory exchange, the Non-Related Exchangeable Note will be deemed fully paid and the indebtedness represented by the Exchangeable Note will be deemed fully satisfied.

Pursuant to the terms of the Exchangeable Note, Buyer and Parent will cause the exchange agent to sell, which we refer to as the “Parent Common Stock Sale”, in one or more transactions for the account and benefit of the non-tendering holders of Shares and as an agent of the Company or Intrepid I (as applicable) in their capacity as withholding agent for Dutch dividend withholding tax purposes, shares of Parent Common Stock that the non-tendering holders of Shares would otherwise be entitled to receive in order to obtain sufficient net cash proceeds to satisfy any Dutch dividend withholding tax in connection with the Liquidation Distribution. Dutch dividend withholding tax will be due at a rate of 15% to the extent the Liquidation Distribution exceeds the average recognized paid up capital for Dutch dividend withholding tax purposes of Shares or Intrepid I shares (as applicable). In the event that the net cash proceeds obtained by the exchange agent in the Parent Common Stock Sale exceed the required applicable withholding taxes by more than a de minimis amount, those surplus cash proceeds will be distributed to the non-tendering holders of Shares on a pro rata basis, along with any cash payable in lieu of fractional shares, net of applicable Dutch dividend withholding tax. Parent will be entitled to retain any de minimis surplus cash proceeds.

Parent, Buyer and the Company have agreed in the Purchase Agreement that, as soon as reasonably practicable, the Company will prepare and file with the Dutch tax authorities a request to obtain advance tax clearance on certain Dutch dividend withholding tax consequences of the Company Liquidation Distribution or the Intrepid I Liquidation Distribution (as applicable). On January 10, 2020, the Company received this advance clearance from the Dutch tax authorities on (i) the amount of the recognized average paid up capital for Dutch dividend withholding tax purposes of the Company as per September 30, 2019, (ii) the method to calculate fluctuations in the amount of recognized paid up capital for Dutch dividend withholding tax purposes after September 30, 2019, (iii) the amount of the recognized average paid up capital for Dutch dividend withholding tax purposes of Intrepid I following the Legal Merger and (iv) the method to calculate the value of the Company Liquidation Distribution or the Intrepid I Liquidation Distribution (as applicable).

Liquidation and Liquidation Distribution

If the Liquidation and the Liquidation Distribution are completed, in case the Post-Demerger Share Sale or the Asset Sale is effectuated, the Company, or in case the Post-Merger Share Sale is effectuated, Intrepid I, shall be dissolved and subsequently liquidated in accordance with Section 2:19 and 2:23b of the Dutch Civil Code, with the liquidator, or the exchange agent on its behalf, making the Liquidation Distribution to the shareholders of the Company (in case of the Post-Demerger Share Sale or the Asset Sale) or of Intrepid I (in case of the Post-

Merger Share Sale) (which may be an advance Liquidation Distribution and which may be made in one or more instalments). As a result of the Liquidation Distribution:

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in case of the Post-Demerger Share Sale or the Asset Sale having been effectuated, but the Conversion not having been effectuated, each minority shareholder for each Share then held by such minority shareholder, shall receive that number of shares of Parent Common Stock equal to the Offer Consideration, minus (i) the number of shares of Parent Common Stock sold by the exchange agent to satisfy the payment of the individual Dutch dividend withholding tax liability and (ii) the number of shares of Parent Common Stock sold by the exchange agent to make a cash compensation to such non-tendering shareholder of the Company in lieu of its individual fractional shares (if any);

•

in case of the Post-Demerger Share Sale or the Asset Sale having been effectuated, and the Conversion having been effected, each minority shareholder for each post-Conversion Share then held by such minority shareholder, shall receive one-fifth of that number of shares of Parent Common Stock equal to the Offer Consideration, minus (i) the number of shares of Parent Common Stock sold by the exchange agent to satisfy the payment of the individual Dutch dividend withholding tax liability and (ii) the number of shares of Parent Common Stock sold by the exchange agent to make a cash compensation to such non-tendering shareholder of the Company in lieu of its individual fractional shares (if any); or

•

in case the Post-Merger Share Sale having been effectuated, each minority shareholder, for each share in the share capital of Intrepid I then held by such minority shareholder, shall receive one-fifth of that number of shares of Parent Common Stock equal to the Offer Consideration, minus (i) the number of shares of Parent Common Stock sold by the exchange agent to satisfy the payment of the individual Dutch dividend withholding tax liability and (ii) the number of shares of Parent Common Stock sold by the exchange agent to make a cash compensation to such non-tendering shareholder of the Company in lieu of its individual fractional shares (if any); and

•	Buyer shall receive a portion of the Exchangeable Note, being the Related Exchangeable Note, which shall immediately terminate upon receipt, with any rights thereunder extinguished and no longer due.

In connection with the Liquidation Distribution, the exchange agent will cause the net cash proceeds from the Parent Common Stock Sale to be remitted to the Dutch tax authorities in satisfaction of the Company’s or Intrepid I’s obligation (as the case may be) as withholding agent for Dutch dividend withholding tax purposes (inhoudingsplichtige) to remit Dutch dividend withholding tax in respect of the Liquidation Distribution.

Each shareholder of the Company (in case the Post-Demerger Share Sale or the Asset Sale is effectuated) or Intrepid I (in case the Post-Merger Share Sale is effectuated) that receives shares of Parent Common Stock pursuant to the Liquidation Distribution and cash in lieu of fractional shares (subject to applicable withholding taxes, including Dutch dividend withholding tax) shall have no further right to receive cash, shares of Parent Common Stock or any other consideration in respect of the Exchangeable Note.

Compulsory Acquisition

If Buyer acquires 95% or more of the outstanding Shares as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any) (the “Compulsory Acquisition Threshold”), and the Post-Demerger Share Sale, the Asset Sale or the Post-Merger Share Sale is effectuated, Buyer shall then complete the Post-Offer Reorganization by commencing the Compulsory Acquisition before the Enterprise Chamber of the Amsterdam Court of Appeals in respect of, in case the Post-Demerger Share Sale or the Asset Sale is effectuated, the Company, or in case the Post-Merger Share Sale is effectuated, Intrepid I. The Enterprise Chamber of the Amsterdam Court of Appeals has sole discretion to determine the per Share or Intrepid I share (as applicable) price in cash, which may be greater than, equal to, or less than the Offer Consideration. Upon execution (tenuitvoerlegging) of the Enterprise Chamber of the Amsterdam Court of Appeals’ ruling in the Compulsory Acquisition, each minority shareholder shall receive the per Share or Intrepid I share (as applicable) price determined by the Dutch court in cash and Buyer shall become the sole shareholder of, in case the Post-Demerger

Share Sale or the Asset Sale is effectuated, the Company, or in case the Post-Merger Share Sale is effectuated, Intrepid I. Buyer shall request in the proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals that the amount in cash calculated on a per Share or Intrepid I share (as applicable) basis to be paid to the minority shareholders be not less than the value of the Offer Consideration at the time the Offer Consideration for Shares validly tendered in accordance with the terms of the Offer is delivered (betaalbaarstelling van het bod); provided, that in respect of a Compulsory Acquisition in respect of (i) post-Conversion Shares or (ii) shares in Intrepid I, such amount will be one-fifth of the amount aforementioned. Buyer expects on this basis that pursuant to the Compulsory Acquisition non-tendering holders of Shares will receive for each Share not validly tendered a cash amount equal to the value of the per Share Offer Consideration at the time the Offer Consideration for Shares validly tendered is delivered.

Buyer Note

Pursuant to the terms of a note (the “Buyer Note”), if the Buyer Note is effectuated, the principal amount shall be determined in EUR on the day of issue of the Buyer Note and shall be an amount equal to, (A) if the Post-Demerger Share Sale or the Asset Sale is effectuated, the product of (i) if the Conversion has not been effected (x) the Offer Consideration and (y) the total number of Shares issued and outstanding immediately prior to the Closing, or (ii) if the Conversion has been effected, (x) 0.7067 shares of Parent Common Stock and (y) one-fifth of the total number of issued and outstanding post-Conversion Shares immediately prior to the Closing, or (B), if the Post-Merger Share Sale is effectuated, the product of (x) 0.7067 shares of Parent Common Stock and (y) one-fifth of the total number of issued and outstanding post-Conversion Shares immediately prior to the Closing, in each case using the closing price of the Parent Common Stock on the trading day immediately prior to the Closing and the USD/EUR reference rate on the day immediately prior to the Closing as published on the site of the European Central Bank (ECB). As soon as Parent or any of its subsidiaries becomes the holder of the Buyer Note, the Buyer Note shall immediately terminate and any rights thereunder shall be extinguished and no longer due.

Conversion

Pursuant to the terms of the Purchase Agreement, the shareholders of the Company will be asked to adopt one or more resolutions at the EGM to amend the articles of association of the Company, which shall, at the election of Buyer or Parent be executed and become effective as soon as practicable following the delisting of the Company and the Shares from the NYSE and which includes (i) the conversion of the Company into a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and (ii) the conversion of each Share into five (5) post-Conversion Shares (and, for the avoidance of doubt, each fractional share (onderaandeel), nominal value €0.02 per fractional share (onderaandeel), of the Company into one (1) post-Conversion Share) (the “Conversion”).

Treatment of Company Equity Awards

The Purchase Agreement also provides for the following treatment of the equity awards of the Company also further discussed below in “Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Current Executive Officers and Directors of the Company” in Item 3:

Company Restricted Shares

At the Closing, by virtue of the Transactions, each then-outstanding award of Company restricted shares (each, a “Company Restricted Share”) held by an individual other than a non-executive director (a “Non-Executive Director”) will, subject to applicable withholding taxes, without any further action on the part of such holder thereof, be assumed by Parent and converted, subject to applicable taxes, into a number of restricted stock units covering shares of Parent Common Stock (“Parent RSUs”) (rounded to the nearest whole Parent RSU)

equal to the product of (x) the total number of Shares subject to such Company Restricted Share award and (y) the Exchange Offer Ratio, which Parent RSUs shall be subject to the same terms and conditions as apply to the underlying Company Restricted Shares immediately prior to the Closing, except that such Parent RSU will immediately vest and all restrictions thereupon (including any post-vesting or other holding periods) will lapse upon a termination of service other than for “cause” (as defined in the Company’s 2013 Amended International Equity Based Incentive Plan (the “2013 Plan”)) on the initiative of Parent or an affiliate thereof following the Closing or, with respect to Parent RSUs held by members of the Senior Management Team (as defined below), an involuntary termination as a result of such member’s “material demotion” (as defined, with respect to awards granted (x) on or prior to October 29, 2019, as provided in and within the meaning of the applicable award agreement under the 2013 Plan and (y) after October 29, 2019, a material diminution in the holder’s title, duties or responsibilities compared to those in effect prior to the Closing). “Senior Management Team” means David C. Ruberg, President, Chief Executive Officer, Vice Chairman and Executive Director; John Doherty, Chief Financial Officer; Giuliano Di Vitantonio, Chief Marketing and Strategy Officer; Jan Pieter Anten, Senior Vice President, Human Resources; Adriaan Oosthoek, Senior Vice President, IT & Operations Support; Tjeerd Wassenaar, Senior Vice President, Legal; and Jaap Camman, former Senior Vice President, Legal.

At the Closing, each then-outstanding Company Restricted Share held by a Non-Executive Director will, subject to applicable withholding taxes, without any further action on the part of such holder, be cancelled and converted into the right to receive the Offer Consideration, including any Fractional Share Cash Amount.

With respect to any fractional share of Parent Common Stock that is rounded down in respect of the conversion of any such Company Restricted Share, the applicable holder thereof shall be entitled to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the product obtained by multiplying (x) such fractional share by (y) the Parent Trading Price (rounded to the nearest one-hundredth cent) (the “Fractional Share Cash Amount”). The “Parent Trading Price” is equal to the volume weighted average price (as calculated by Bloomberg Financial LP under the function “VWAP”) per share of Parent Common Stock on the NYSE for the consecutive period of 10 trading days beginning on the 13th trading day prior to the Closing Date and ending at the close of the third trading day prior to the Closing Date.

Company Performance Shares

At the Closing, by virtue of the Transactions, each award of Company performance shares that is outstanding as of immediately prior to the Closing (each, a “Company Performance Share”) will, subject to applicable withholding taxes, without any further action on the part of any holder thereof, be deemed to satisfy the performance condition applicable to such Company Performance Share as follows: (i) for outstanding Company Performance Shares subject to a performance period that has been completed prior to the Closing, such Company Performance Shares shall, at the Closing, be deemed to satisfy the performance condition applicable to such Company Performance Shares at the actual level of performance achieved for such performance period (as determined by the compensation committee of the Company Board, as constituted prior to the Closing, in accordance with the applicable equity plan and award agreement and in the ordinary course of business consistent with past practice), and (ii) for outstanding Company Performance Shares subject to a performance period that has not been completed as of the Closing, at the Closing, such Company Performance Share shall be deemed to satisfy the performance condition applicable to such Company Performance Shares achieved at the levels described below:

•

For Company Performance Shares granted in February 2018 and February 2019 to Mr. Ruberg (the “Executive Director”), performance will be deemed to be achieved at a performance level equal to 150% of the target number of Company Performance Shares;

•

For Company Performance Shares granted after October 29, 2019 to the Executive Director, performance will be deemed to be achieved at a performance level equal to 100% of the target number of Company Performance Shares;

•

for Company Performance Shares granted to members of the Senior Management Team (other than the Executive Director) on or prior to October 29, 2019, performance will be deemed to be achieved at a performance level equal to 150% of the target number of Company Performance Shares; and

•

for Company Performance Shares granted to members of the Senior Management Team (other than the Executive Director) after October 29, 2019, performance will be deemed to be achieved at a performance level equal to 115% of the target number of Company Performance Shares.

The Company Performance Shares, with performance levels deemed so-achieved, shall then be assumed by Parent and converted, subject to applicable taxes, into a number of Parent RSUs (rounded to the nearest whole Parent RSU) equal to the product of (x) the total number of Company Performance Shares subject to such award that are deemed to satisfy the applicable performance conditions at Closing multiplied by (y) the Exchange Offer Ratio, which Parent RSUs shall be subject to the same vesting terms and conditions (excluding performance vesting conditions) as apply to the underlying Company Performance Shares immediately prior to the Closing, except that such Parent RSUs shall immediately vest and all restrictions thereupon (including any post-vesting or other holding periods) will lapse upon a termination of the applicable holder’s service on the initiative of Parent or an affiliate thereof following the Closing other than for “cause” (as defined in the 2013 Plan), or upon the holder’s involuntary termination as a result of the holder’s “material demotion”.

Company YourShare Awards

Awards under the Company’s YourShare Plan for which Shares have been issued will not convert into Parent Common Stock at Closing. Such Shares will continue to be subject to the applicable terms and conditions of the Company’s YourShare Plan, including in relation to holding periods. The Shares issued under the YourShare Plan awards will become subject to the Post-Offer Reorganization.

At the Closing, to the extent any awards have been granted under the Company’s YourShare Plan for which Shares have not yet been issued (each, a “Company YourShare Award”), by virtue of the Transactions and without any action on the part of the holders thereof, each Company YourShare Award as of immediately prior to the Closing will be converted, subject to applicable taxes, into a number of shares of Parent Common Stock equal to the product of (x) the number of Shares underlying such Company YourShare Award immediately prior to the Closing multiplied by (y) the Exchange Offer Ratio (such product rounded to the nearest whole share of Parent Common Stock). Each such Company YourShare Award, as converted, shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying Company YourShare Award immediately prior to the Closing, including with respect to any required holding period (and the lapse thereof), provided, that, such holding periods applicable to such converted Company YourShare Award will lapse upon a termination of the holder’s service on the initiative of Parent or an affiliate thereof following the Closing other than for “cause” (as defined in the 2013 Plan). As of January 22, 2020, there were no Company YourShare Awards for which Shares have not yet been issued.

Company Options

At the Closing, by virtue of the Transactions and without any further action on the part of any holder of any option granted by the Company to acquire Shares (each, a “Company Option”), each Company Option that is outstanding and unexercised as of immediately prior to the Closing, whether or not then vested or exercisable, subject to applicable withholding taxes, will be canceled and converted into the right to receive the Offer Consideration, including any Fractional Share Cash Amount, with respect to a number of Shares equal to (I) the product of (a) the total number of Shares subject to such Company Option prior to the Closing multiplied by (b) the excess, if any, of (1) the value of the Offer Consideration (calculated as the Parent Trading Price multiplied by the Exchange Offer Ratio) over (2) the exercise price per Share of such Company Option, divided by (II) the value of the Offer Consideration (calculated as the Parent Trading Price multiplied by the Exchange Offer Ratio).

Miscellaneous

The Schedule TO states that the principal executive office of Parent is located at Four Embarcadero Center, Suite 3200, San Francisco, California 94111 and the telephone number at such address is +1 (415) 738-6500.

The Schedule TO states that the principal executive office of Buyer is located at Paul van Vlissingenstraat 16, 1096 BK Amsterdam, the Netherlands and the telephone number at such address is +1 (415) 738-6500.

Assisting Parent as information agent in connection with the Offer is Okapi Partners LLC (the “Information Agent”). The Information Agent can be reached toll-free at (877) 629-6356 or banks and brokers may call collect at (212) 297-0720. The Information Agent can also be reached by email at DLR@okapipartners.com.

For the reasons described in more detail below, the Company Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, the Company or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, directors or affiliates or (y) Parent or Buyer or any of their respective executive officers, directors or affiliates.

(a)	Arrangements with Executive Officers and Directors of the Company

Members of the Company Board and the Company’s executive officer group (comprised of the Senior Management Team) may be deemed to have interests in the Purchase Agreement and the Transactions, including the Offer, that are different from or in addition to those of the Company’s shareholders generally. The Company Board was aware and was made aware of these interests and considered them, among other matters, in evaluating and negotiating the Purchase Agreement and in reaching its decision to approve the Purchase Agreement and the Transactions. The Company Board is comprised of the following individuals: Jean F.H.P. Mandeville (Chairman and Non-Executive Director), Mr. Ruberg (the Executive Director), Frank Esser, Mark Heraghty, David Lister and Rob Ruijter.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described below and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by an executive officer may materially differ from the amounts set forth below.

Treatment of Company Options

Treatment of Company Options is discussed above in “Identity and Background of Filing Person—Treatment of Company Equity Awards” in Item 2. As of January 22, 2020, no member of the Company Board and none of the Company’s executive officers holds any Company Options.

Treatment of Company YourShare Awards

Treatment of Company YourShare Awards is discussed above in “Identity and Background of Filing Person—Treatment of Company Equity Awards” in Item 2. As of January 22, 2020, no member of the Company Board and none of the Company’s executive officers holds any Company YourShare Awards.

Treatment of Company Restricted Shares

Treatment of Company Restricted Shares held by members of the Company Board and the Company’s executive officers is discussed above in “Identity and Background of Filing Person—Treatment of Company

Equity Awards” in Item 2. The following table summarizes the outstanding and unvested Company Restricted Shares held by each executive officer and each director of the Company as of January 22, 2020, and the value of the consideration that each of them may become entitled to receive in respect of those outstanding Company Restricted Shares at the Closing, assuming (i) continued employment or service as an executive officer or director, as applicable, through the Closing, (ii) the executive officer or director, as applicable, experiences a qualifying termination of employment or service immediately after the Closing (assumed to occur on January 22, 2020) and (iii) the price of one Share is $87.37 (without subtraction of applicable withholding taxes and other deductions due), which is equal to the average closing price of the Shares over the first five business days following October 29, 2019.

	Aggregate No. of Unvested INXN Restricted Shares (#)	Aggregate Value of Unvested INXN Restricted Shares ($)	No. of DLR Shares/RSUs Issuable in respect of INXN Restricted Shares (#)
Executive Officers
David C. Ruberg	0	$0	0
John Doherty	10,000	$873,700	7,067
Guiliano Di Vitantonio	15,000	$1,310,550	10,601
Jaap Camman	0	$0	0
Jan Pieter Anten	15,000	$1,310,550	10,601
Adriaan Oosthoek	15,000	$1,310,550	10,601
Tjeerd Wassenaar	5,000	$436,850	3,534

Non-Executive Directors
Frank Esser	599	$52,335	423
Mark Heraghty	599	$52,335	423
David Lister	599	$52,335	423
Jean F.H.P. Mandeville	599	$52,335	423
Rob Ruijter	599	$52,335	423
TOTAL	62,995	$5,503,873	44,519

Treatment of Company Performance Shares

Treatment of Company Performance Shares held by members of the Company Board and the Company’s executive officer group is discussed above in “Identity and Background of Filing Person—Treatment of Company Equity Awards” in Item 2. The following table summarizes the outstanding and unvested Company Performance Shares held by each executive officer of the Company as of January 22, 2020, and the value of the consideration that each of them may become entitled to receive in respect of those outstanding Company Performance Shares at the Closing, assuming (i) performance achievement at the levels described above in “Identity and Background of Filing Person—Treatment of Company Equity Awards” in Item 2, (ii) continued employment or service as an executive officer through the Closing (except as described below), (iii) the executive officer experiences a qualifying termination of employment immediately after the Closing (assumed to occur on January 22, 2020) and (iv) the price of one Share is $87.37 (without subtraction of applicable withholding taxes and other deductions due) which is equal to the average closing price of the Shares over the first five business days following October 29, 2019. As of January 22, 2020, no member of the Company Board (other than Mr. Ruberg, the Executive Director) holds any Company Performance Shares.

	Aggregate No. of Unvested INXN Performance Shares (#)*	Aggregate Value of Unvested INXN Performance Shares ($)	No. of DLR Shares/RSUs Issuable in respect of INXN Performance Shares (#)
Executive Officers
David Ruberg	231,844	$20,256,210	163,844
John Doherty	27,482	$2,401,102	19,422
Guiliano Di Vitantonio	38,977	$3,405,420	27,545
Jaap Camman[1]	15,393	$1,344,886	10,878
Jan Pieter Anten	19,063	$1,665,534	13,472
Adriaan Oosthoek	23,118	$2,019,820	16,337
Tjeerd Wassenaar	0	$0	0
TOTAL	355,877	$31,092,973	251,498

(1)

Mr. Camman retired from his role as Senior Vice President, Legal on November 30, 2019. He will retain his outstanding unvested Company Performance Shares, which, at the Closing, will vest and all restrictions thereupon (including any post-vesting or other holding periods) will lapse, and be cancelled and converted into the right to receive the Offer Consideration, including any Fractional Share Cash Amount (with the number of applicable Shares determined and performance conditions applicable to his Company Performance Shares being deemed satisfied, in each case as described above with respect to Company Performance Shares held by the Senior Management Team as discussed above in “Identity and Background of Filing Person—Treatment of Company Equity Awards” in Item 2).

*

For each of the executive officers, the number of outstanding Company Performance Shares subject to the performance period that has been completed December 31, 2019, has been calculated on the basis of performance levels actually achieved and to the extent actual performance levels have been determined as of January 22, 2020.

Employment Agreements with Executive Officers

The Company has entered into management or employment agreements with certain members of the Senior Management Team which provide for the payment of severance in connection with a qualifying termination of employment, without regard to the occurrence of the Transactions. Under the Company’s management agreement with Mr. Ruberg (effective July 1, 2019), if the Company terminates Mr. Ruberg’s services for any reason other than for urgent cause or due to gross or willful misconduct, including an employment termination immediately following the Closing, Mr. Ruberg will be entitled to receive (i) his annual fee (EUR 550,000 gross) as cash severance, plus and (ii) a pro rata bonus (to the extent that applicable targets have been met). The Company has also entered into employment agreements with each of Messrs. Doherty, Di Vitantonio, Anten, Oosthoek and Wassenaar, which provide for cash severance payments (ranging from 12 weeks to 10 months of base salary) if the Company terminates the executive officer’s employment other than for cause, without regard to whether such termination occurs prior to, following or in connection with the Transactions. Assuming the Closing occurred as of January 22, 2020, and the executive officers’ employment terminated as of that date other than for cause, these officers, as a group (including Mr. Ruberg), would become entitled to receive cash severance payments equal to approximately $1.2 million in the aggregate.

Post-Closing Employee Benefits

For a period beginning on the Closing Date and ending on December 31 of the calendar year following the calendar year in which the Closing Date occurs, each employee of the Company who continues in employment with Parent or an affiliate thereof after the Closing (each, a “Continuing Employee”) will receive from Parent or an affiliate thereof a base salary or hourly wage rate, as applicable, that is no lower than the base salary or hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Closing.

For a period beginning on the Closing Date and ending on December 31 of the calendar year in which the Closing Date occurs, each Continuing Employee will receive (subject to the terms of any individual Continuing Employee contract) from Parent or an affiliate thereof (i) an annual cash bonus opportunity that is no lower than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Closing, (ii) health and welfare benefits and other broad-based employee benefits (excluding severance benefits) that are no less favorable, in the aggregate, than those provided to such Continuing Employee prior to the Closing, and (iii) severance benefits that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing or, if none, than those provided to similarly situated employees of Parent or its affiliates in the jurisdiction where such Continuing Employee works, if any.

For the year following the year of the Closing (subject to the terms of any individual Continuing Employee contract), each Continuing Employee will receive from Parent or an affiliate thereof (i) an annual cash bonus opportunity that is no lower than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Closing or the annual cash bonus opportunity provided to similarly situated employees of Parent or an affiliate thereof in the jurisdiction where such Continuing Employee works, if any, (ii) eligibility for long-term incentive awards on substantially the same basis as similarly situated employees of Parent or an affiliate thereof in the jurisdiction where such Continuing Employee works (or, if there are no such similarly situated employees, on substantially the same basis as employees of Parent or its affiliates in Europe), (iii) health and welfare benefits and other broad-based employee benefits (excluding severance benefits) that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing or those provided to similarly situated employees of Parent or an affiliate thereof in the jurisdiction where such Continuing Employee works, if any, and (iv) severance benefits that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing or, if none, those provided to similarly situated employees of Parent or an affiliate thereof in the jurisdiction where such Continuing Employee works, if any.

Each Continuing Employee who, following the Closing Date, participates in Parent’s employee benefit plans will generally receive credit under such plans for his or her years of service with the Company before the Closing for purposes of eligibility, vesting and level of benefits. In addition, Parent shall generally cause such Parent benefit plans (to the extent permitted by such plans) to (i) waive all preexisting condition exclusions and actively-at-work requirements for each Continuing Employee and his or her covered dependents, and (ii) credit such Continuing Employee with any copayments, deductibles and other eligible expenses incurred by such continuing employee and/or his or her covered dependents during the plan year in which the Closing Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements under the corresponding Plan benefit plan for the applicable plan year.

Additionally, at least through the end of the calendar year of the Closing, Parent will maintain the Company’s annual cash bonus plans and pay to each Continuing Employee who was a participant under any such plan immediately prior to the Closing an award thereunder in respect of such year in accordance with the terms of such plan, with such equitable modifications, if any, to the performance objectives as Parent reasonably determines in good faith to be appropriate to reflect the Transactions, subject to the Continuing Employee’s continued employment with Parent through December 31 of such year; provided, that (i) upon a termination of any such Continuing Employee’s service by Parent or an affiliate thereof without “cause” (as determined by Parent in good faith), such Continuing Employee’s bonus award will be pro-rated based on the Continuing Employee’s length of employment with Parent or its affiliates during the year in which the Closing Date occurs, and (ii) each such Continuing Employee’s payout in respect of the calendar year in which the Closing Date occurs will not be less than his or her target award opportunity (or pro-rated target award opportunity, as applicable) as in effect on the date of the Purchase Agreement.

In addition, Parent will assume the Company’s obligations under the Company’s Senior Management Team employment agreements.

Potential for Future Arrangements

To the Company’s knowledge, except for certain arrangements between the Company and its executive officers and directors described in this Schedule 14D-9, or in the documents incorporated by reference herein, no employment, equity contribution or other agreement, arrangement or understanding providing for payments or benefits in connection with the Transactions, between any executive officer or director of the Company, on the one hand, and Parent, any of its respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Transactions are conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. In addition, although such other arrangements have not, to the Company’s knowledge, been entered into as of the date of this Schedule 14D-9, it is possible that members of the Company’s current management team will enter into new employment or compensation arrangements with Parent. Any such other arrangements will not become effective until after Closing, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director and Officer Indemnification Insurance

The Company’s articles of association provide that it will reimburse current and former members of the Company Board for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. Notwithstanding these provisions, however, the members of the Company Board will not be entitled to indemnification and reimbursement if and to the extent that (i) the laws of the Netherlands would not permit such indemnification, (ii) a competent court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), unless the laws of the Netherlands provide otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (iii) the costs, damages or fines payable by the (former) director are covered by any liability insurance, and the insurer has paid out the costs, damages or fines.

In addition, pursuant to the terms of the Purchase Agreement, for six years after the Closing, Parent shall cause the Company and its subsidiaries to indemnify and hold harmless the present and former directors and officers of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the consummation of the Post-Offer Reorganization and in connection with the Transactions to the fullest extent permitted by applicable law, and shall advance fees, costs and expenses as incurred by such Indemnified Person to the same extent, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification.

The Purchase Agreement also provides that, for a period of six years following the Closing, Parent shall cause the Company and its subsidiaries to honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect as of the date of the Purchase Agreement between the Company or any of its subsidiaries and any Indemnified Person (the “Indemnification Agreements”). Parent also has agreed that, for a period of six years after the Closing, it will not permit the Company to amend, repeal or modify any provisions of its organizational documents in a manner that would adversely affect the right, exculpation or indemnification of present or former directors, officers and employees of the Company and its subsidiaries.

Effective at the Closing, Parent will obtain, or cause to be obtained, a tail directors’ and officers’ liability insurance policy covering the indemnified parties described above for at least six years after the Closing; provided, however, that Parent will not be required to spend more than 300% of the amount the Company paid as its last annual premium for directors’ and officers’ liability insurance (the “Premium Cap”), and if the total cost for such “tail” policy exceeds the Premium Cap, then Parent may obtain, or cause to be obtained, a “tail” policy with the maximum coverage available for a total cost of the Premium Cap.

If Parent, Buyer, the Company or any of their respective successors or assigns (i) consolidates with, or merges with or into, any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any person, then, in each case, Parent or Buyer, as applicable, will take such action as may be necessary so that such person shall assume all of the directors’ and officers’ liability insurance obligations under the Purchase Agreement.

(b)	Arrangements between the Company, Parent and Buyer

Purchase Agreement

On October 29, 2019, Parent, Buyer and the Company entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in the section titled “The Purchase Agreement” in the Exchange Offer Prospectus is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, together with Amendment No. 1 to Purchase Agreement, entered into by Parent, Buyer and the Company on January 23, 2020 (the “Amendment”), which are filed as Exhibits (e)(1) and (e)(3) hereto, respectively, and are incorporated herein by reference.

The summary and description contained in the Exchange Offer Prospectus have been incorporated by reference herein to provide you with information regarding the terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about Parent, Buyer, the Company or their respective affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Purchase Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the stockholders of Parent or the Company. In reviewing the representations, warranties and covenants contained in the Purchase Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Parent, Buyer, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and the Company publicly file.

Tender and Support Agreement

Concurrently with the execution of the Purchase Agreement, Mr. Ruberg, in his capacity as a shareholder of the Company, entered into a Tender and Support Agreement with Buyer (the “Support Agreement”). The summary of the material provisions of the Support Agreement contained in the section titled “The Tender and Support Agreement” of the Exchange Offer Prospectus is incorporated herein by reference. The foregoing description of the Support Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Support Agreement, which is incorporated by reference and filed as Exhibit (e)(2) hereto.

Item 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Solicitation or Recommendation

At a meeting held on October 29, 2019, after due and careful discussion and consideration, the Company Board duly and unanimously, among other things, (i) determined that the Offer, the Purchase Agreement and the Transactions are in the best corporate interest of the Company, its shareholders and other relevant stakeholders, (ii) approved the Offer, the Purchase Agreement and the Transactions and (iii) determined to support the Offer and the Transactions and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption at the EGM of certain resolutions in connection with the Offer as set forth in the Purchase Agreement. A copy of the Purchase Agreement, together with the Amendment, are filed as Exhibits (e)(1) and (e)(3), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Accordingly, and for the reasons described in more detail below under “—Reasons for the Recommendation of the Company Board” in this Item 4, the Company Board unanimously recommends that the shareholders of the Company tender their Shares pursuant to the Offer.

A joint press release, dated October 29, 2019, issued by the Company, Parent and Buyer announcing the Offer and the Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

(b)	Background of the Purchase Agreement; Reasons for the Recommendation of the Company Board

Background of the Purchase Agreement

Overview

The following description summarizes key transaction-related contacts and events between the Company and Parent (and their respective representatives and advisors), and between the Company and other potential counterparties to a potential strategic transaction (and their respective representatives and advisors), during the approximately four-year period preceding the signing of the Purchase Agreement on October 29, 2019. The following description does not purport to catalogue every such transaction-related contact or event. For a discussion of Parent’s key transaction-related contacts and events preceding the signing of the Purchase Agreement, please refer to Parent’s Schedule TO and Exchange Offer Prospectus being mailed, together with this Schedule 14D-9, to holders of the Shares.

The Company believes that its strategy of developing connected communities of interest, market segmentation, and “customer first” orientation—all supported by a focused and skilled work force—represents the foundation of its competitive advantage and has been a significant contributor to the Company’s financial and operational performance. As part of their ongoing oversight and evaluation of the Company’s execution of its strategy and pursuit of business opportunities, the Company Board and the Company’s Senior Management Team regularly review the Company’s business and prospects and consider opportunities to enhance the value of the Company for the benefit of its shareholders and other stakeholders. In recent years, these reviews have included ongoing assessments of potential strategic and financial alternatives, including potential strategic transactions involving the Company. The Senior Management Team, in consultation with the Company Board, have from time to time explored potential strategic combinations to enhance the Company’s position and prospects and bolster the Company’s capacity to meet the rapidly evolving needs of its customers, with a focus on expanding the Company’s addressable market both with enterprise customers and with cloud and digital media platforms, reducing the Company’s cost of capital and accelerating the Company’s entry into attractive markets.

In connection with these strategic discussions and as part of its ordinary course of business activities, the Senior Management Team maintained a regular dialogue with the management teams of many of the leading global cloud and digital media cloud platforms as well as enterprises that require capacities and services from leading data center companies. From time to time, the Senior Management Team initiated or responded to overtures from the management teams of other leading data center companies regarding potential extraordinary corporate transactions involving the Company, as the Company and other leading data center companies sought to adjust their respective capabilities to serve the needs of the leading global cloud and digital media cloud platforms and enterprise customers. Throughout the course of these various discussions, Messrs. Mandeville and Ruberg kept the Company Board apprised of relevant trends in the data center business and potentially actionable developments relating to strategic transactions.

In addition to the Company’s proposed strategic combination with Telecity Group plc (“Telecity”) in 2015 (as more fully described below) and the Transactions as contemplated by the Purchase Agreement, the Company’s consideration of potential extraordinary corporate transactions during the four-year period preceding the signing of the Purchase Agreement on October 29, 2019 included substantive discussions with eight other parties (which we refer to as Party A, Party B, Party C, Party D, Party E, Party F, Party G and Party H):

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With respect to the Company’s and Parent’s discussions and negotiations as described more fully below, Parent made a total of six different offers prior to the Transactions contemplated by the Purchase Agreement, each of which prior offers contained financial terms at the time such offer was made that were less attractive than those of the Transactions contemplated by the Purchase Agreement as of the date of its execution by Parent and the Company.

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With respect to the Company’s discussions with the eight other potential counterparties, the Company entered into non-disclosure agreements (each of the foregoing, an “NDA”) with all eight of such counterparties. Five of the eight counterparties requested and were granted access to the Company’s virtual data room (“VDR”) in order to conduct due diligence. Six of the eight counterparties met with the Senior Management Team; three submitted written proposals for an extraordinary corporate transaction involving the Company; and an additional two made oral proposals relating to an extraordinary corporate transaction involving the Company.

Detailed Background

On February 11, 2015, Telecity and the Company announced a non-binding agreement to pursue an all-share strategic combination to be structured as an offer by Telecity for all the Shares. On March 9, 2015, Telecity and the Company entered into a definitive agreement pursuant to which Telecity would offer to acquire all the Shares in exchange for a number of ordinary shares of Telecity that would produce a transaction premium of 15% above the closing price of the Shares on February 9, 2015. On February 9, 2015, the closing price of the Shares was $26.47 and on March 9, 2015, the closing price of the Shares was $30.27. On May 7, 2015, Telecity announced that Equinix, Inc. (“Equinix”) had had preliminary discussions with the Board of Directors of Telecity regarding the potential of a cash-and-shares offer by Equinix to acquire Telecity. Following the announcement of a cash-and-shares offer by Equinix to acquire Telecity on May 29, 2015, which the Board of Directors of Telecity determined to recommend to Telecity shareholders, Telecity and the Company announced that they had agreed to terminate their definitive agreement. On May 29, 2015, the closing price of the Shares was $30.69.

Beginning in April 2015, Messrs. Mandeville and Ruberg had episodic exploratory discussions with a senior executive of Party A, a sovereign investment fund which controls various data center companies, about certain potential strategic transactions involving the Company and one or more of Party A’s controlled data center companies.

On August 14, 2015, Mr. Ruberg met with the Chief Executive Officer of Party B to discuss a potential strategic transaction between the Company and Party B, a publicly traded data center company. Mr. Ruberg and a representative of Guggenheim Securities thereafter had follow-up discussions with the Chief Executive Officer of Party B about a potential strategic combination with the Company. At that time, no specific transaction proposal was presented by either Party B or the Company.

On November 11, 2015, the Company formally engaged Guggenheim Securities, which has had a long-standing investment banking relationship with the Company, to act as the Company’s strategic and financial advisor in connection with the Company’s ongoing assessment of potential strategic and financial alternatives and consideration of various potential extraordinary corporate transactions.

On February 29, 2016, Messrs. Mandeville and Ruberg and a representative of Guggenheim Securities met with a senior executive of Party A to discuss a potential collaboration between Party A and the Company to pursue an acquisition of Party B.

On March 23, 2016, at the direction of the Company, a representative of Guggenheim Securities met with A. William Stein, Chief Executive Officer of Parent, to discuss a potential strategic combination of Parent and the Company.

On April 1, 2016, at the direction of the Company, a representative of Guggenheim Securities re-engaged with the Chief Executive Officer of Party B to further discuss a possible strategic combination of Party B and the Company.

On April 26, 2016, the Company Board held a meeting with senior executives of the Company and a representative of Guggenheim Securities in attendance. The representative of Guggenheim Securities presented an overview of the evolving global data center landscape in which the Company operates, including enterprise clients’ increasing need for global capacity and reliance on uniform, low-cost and heterogeneous environments to avail themselves of both private and hybrid cloud solutions. Guggenheim Securities also presented an analysis of challenges facing the Company and a review of the Company’s potential strategic alternatives to achieve greater scale and create a more global platform, including considerations for continuing as a stand-alone company, seeking a partnership, or pursuing a strategic combination with a larger international data center operator.

On May 16, 2016, Party A and the Company executed an NDA. On May 17, 2016, Mr. Ruberg and another senior executive of the Company (with representatives of Guggenheim Securities attending) met with senior executives of Party A to discuss developments in the global data center business and potential strategic opportunities involving the Company and Party A, including the opportunity to collaborate on a potential acquisition of Party B.

On May 23, 2016, members of the Company Board had an informal meeting with senior executives of the Company and a representative of Guggenheim Securities in attendance. The representative of Guggenheim Securities presented a general update on recent events in the global data center business and an overview of the leading publicly traded data center operators’ recent results of operations.

On June 8, 2016, Party B and the Company executed an NDA.

On June 20, 2016, Parent and the Company executed an NDA.

On July 12, 2016, Parent and its financial and legal advisors requested and were granted access to the Company’s VDR and began conducting due diligence and analysis of the Company’s business, operations and financial performance.

On July 18, 2016, the Company Board held a telephonic meeting to discuss the status of discussions with Parent and other parties regarding potential extraordinary corporate transactions with the Company with executives of the Company and a representative of Guggenheim Securities participating.

On October 11, 2016, Parent made a non-binding oral proposal to acquire all the Shares in an all-stock transaction based on a fixed exchange ratio of 0.437 shares of Parent Common Stock for each Share (the “October 11, 2016 Proposal”) which, based on the closing price of the Parent Common Stock of $92.50 on

October 10, 2016 (the last trading day prior to the October 11, 2016 Proposal), implied a premium of 7.0% above the closing price of the Shares of $37.77 on October 10, 2016.

On October 28, 2016, the Company Board held a meeting to consider, among other things, the October 11, 2016 Proposal, with senior executives of the Company and a representative of Guggenheim Securities in attendance. The representative of Guggenheim Securities provided the Company Board with a preliminary analysis, from a financial point of view, of the October 11, 2016 Proposal and provided a preliminary assessment of the combined company’s potential shareholder value proposition. At the conclusion of this meeting, the Company Board determined to continue its consideration of the October 11, 2016 Proposal but took no formal action with respect to the proposal.

On November 23, 2016, members of the Company Board had a brief call to discuss the October 11, 2016 Proposal with a representative of Guggenheim Securities participating. The representative of Guggenheim Securities provided the members of the Company Board with further analysis of the October 11, 2016 Proposal which, based on the proposed fixed exchange ratio 0.437 shares of Parent Common Stock for each Share and the closing price of the Parent Common Stock of $89.30 on November 21, 2016, implied a premium of 13.3% above the closing price of the Shares of $34.43 on November 21, 2016. Guggenheim Securities’ presentation also included an overview of Parent’s business and analyses of the then-prevailing trading valuations of selected publicly traded data center operators. Members of the Company Board took no formal action on this call but generally expressed a view that the Senior Management Team and Guggenheim Securities should continue discussions with Parent.

On January 5, 2017, following a discussion the previous month between Mr. Ruberg and a representative of Party C, another publicly traded data center company, the Company executed an NDA with Party C.

On February 1, 2017, Mr. Ruberg and a representative of Guggenheim Securities met with representatives of Party D, another company operating in the data center business, to discuss a potential extraordinary corporate transaction involving the Company.

On February 22, 2017, the Company Board held a meeting to consider, among other things, the status of the discussions with various parties to date in connection with a potential strategic transaction, with senior executives of the Company and representatives of Guggenheim Securities participating telephonically. Guggenheim Securities provided the Company Board with an update regarding the ongoing discussions with various parties that had expressed interest in potential strategic transactions with the Company, including Parent, Party B, Party C and Party D.

On March 9, 2017, at the direction of the Company, a representative of Guggenheim Securities met with the Chief Executive Officer of Party C to discuss the Company’s potential interest in pursuing a potential strategic combination with Party C.

On March 20, 2017, Parent delivered a non-binding written revised proposal to acquire all the Shares in an all-stock transaction based on a fixed exchange ratio to be set at between 0.410 to 0.415 shares of Parent Common Stock for each Share (the “March 20, 2017 Proposal”) which, based on the closing price of the Parent Common Stock of $102.89 on March 17, 2017 (the last trading day prior to the March 20, 2017 Proposal), implied a premium of 7.6% to 8.9% above the closing price of the Shares of $39.20 on March 17, 2017.

On March 23, 2017, Party C delivered a non-binding written proposal to combine with the Company in a no-premium all-stock “merger of equals” transaction based on the then-prevailing closing price of the Shares (which was $38.57 on March 22, 2017, the last trading day prior to Party C’s proposal). Mr. Ruberg and other senior executives of the Company and representatives of Guggenheim Securities had subsequent discussions with the Chief Executive Officer and other senior executives of Party C to explore a potential extraordinary corporate transaction.

On April 25, 2017, the Company Board met to consider the March 20, 2017 Proposal and the proposal by Party C with senior executives of the Company and a representative of Guggenheim Securities in attendance. The representative of Guggenheim Securities presented an evaluation of the March 20, 2017 Proposal and the proposal by Party C, in each case from a financial point of view, and provided an update on the ongoing discussions with Party B. Guggenheim Securities’ presentation also examined the Company’s outlook as a stand-alone company. The Company Board asked Guggenheim Securities to propose a preliminary timeline and indicative series of steps that would allow the Company Board to assess whether a potential strategic combination with one or more of these potential counterparties was in the best interests of the Company, its shareholders and other stakeholders.

On May 11, 2017, the Company Board held a telephonic meeting with senior executives of the Company and representatives of Guggenheim Securities, Debevoise & Plimpton LLP (“Debevoise”), the Company’s U.S. legal counsel, and Loyens & Loeff (“Loyens”), the Company’s Dutch legal counsel, participating. A representative of Guggenheim Securities outlined a proposed process to further explore and evaluate potential extraordinary corporate transactions involving the Company. Also on May 11, 2017, Mr. Ruberg spoke to the Chief Executive Officer of Party E, another company in the data center business, who expressed interest in a potential acquisition of the Company.

On May 19, 2017, Party B indicated that it was not interested in pursuing a potential extraordinary corporate transaction with the Company.

On June 1, 2017, Mr. Ruberg and Giuliano Di Vitantonio, the Company’s Chief Marketing & Strategy Officer, met with senior executives of Parent to discuss a potential strategic combination of Parent and the Company and certain matters related to the future operations of the combined company.

On June 6, 2017, the Company Board held a telephonic meeting to discuss the status of discussions with the parties regarding potential extraordinary corporate transactions with the Company with a representative of Guggenheim Securities participating. Mr. Ruberg and a representative of Guggenheim Securities provided an update on the ongoing discussions with Parent, Party C and Party D. The Company Board directed Mr. Ruberg, the Company’s other senior executives and Guggenheim Securities to continue discussions with these counterparties to explore a potential extraordinary corporate transaction involving the Company.

On June 8, 2017, Mr. Stein contacted Mr. Ruberg and reported that Parent would announce the next day that it had agreed to merge with DuPont Fabros Technology, Inc. (“DuPont Fabros”) and accordingly, Parent would not be able to continue discussions with the Company regarding a potential strategic transaction. On June 9, 2017, Parent announced its proposed merger with DuPont Fabros.

On June 23, 2017, representatives of Guggenheim Securities met with the Chief Executive Officer of Party E and a representative of a private equity investor in Party E, to discuss Party E’s potential interest in pursuing an acquisition of the Company.

On June 28, 2017, Mr. Ruberg and a representative of Guggenheim Securities met with the Chief Executive Officer and another senior executive of Party C to discuss Party C’s interest in pursuing a strategic combination with the Company.

On July 4, 2017, the Company executed an NDA with Party E.

On July 5, 2017, Mr. Ruberg and the Chief Executive Officer of Party E spoke about Party E’s potential interest in an extraordinary corporate transaction involving the Company. Over the course of the summer of 2017, Mr. Ruberg, other senior executives of the Company and representatives of Guggenheim Securities continued preliminary discussions with the Chief Executive Officer and other senior executives of Party E.

On July 21 and 22, 2017, Mr. Ruberg and other senior executives of the Company (together with a representative of Guggenheim Securities) met with the Chief Executive Officer and senior executives of Party C (together with a representative of Party C’s financial advisor) to discuss a potential strategic combination of Party C and the Company.

On August 25, 2017, Party C delivered a non-binding written revised proposal to acquire the Company in an all-stock transaction based on a fixed exchange ratio of 0.9125 shares of Party C for each Share which, based on the closing price of Party C’s common shares of $63.06 on August 25, 2017, implied a proposed transaction premium of 14.9% above the closing price of the Shares of $50.10 on August 25, 2017. Mr. Ruberg and other senior executives of the Company (together with representatives of Guggenheim Securities) continued to have discussions with the Chief Executive Officer and senior executives of Party C (and Party C’s financial advisor) relating to a potential strategic combination of Party C and the Company.

Between August 28, 2017 and September 13, 2017, the Company Board held numerous telephonic meetings in which representatives of Guggenheim Securities, Debevoise and Loyens participated to discuss the status of ongoing discussions with potential counterparties in connection with a potential strategic transaction, as well as the fiduciary duties of the Company Board in evaluating and considering proposals from such parties.

On September 12, 2017, Party E delivered a non-binding written proposal to acquire all the Shares at a price of $60.00 per Share in cash, conditioned upon Party E’s ability to obtain debt and equity financing. On September 11, 2017 (the last trading day before Party E’s proposal), the closing price of the Shares was $51.95, which implied a premium of 15.5%.

On September 14, 2017, Parent announced that it had completed the previously announced merger with DuPont Fabros. On September 21, 2017, Parent delivered a non-binding written revised proposal to acquire all the Shares for a combination of Parent Common Stock at a fixed exchange ratio of 0.4019 for each Share plus $12.00 in cash per Share (the “September 21, 2017 Proposal”). On September 20, 2017 (the last trading day before the September 21, 2017 Proposal), the closing price of the Parent Common Stock was $114.95 which, based on the fixed exchange ratio of 0.4019 for each Share plus the cash component of $12.00 per Share, implied a premium of 16.0% above the closing price of the Shares of $50.19 on September 20, 2017.

On September 15, 2017, the Company Board held a telephonic meeting to discuss the status of discussions with the parties regarding potential extraordinary corporate transactions with the Company, at which representatives of Guggenheim Securities, Debevoise and Loyens participated. The Company Board discussed the September 21, 2017 Proposal from Parent and directed Guggenheim Securities to prepare an analysis of such proposal, as well as the proposals made by Party C and Party E. The Company Board resolved to reconvene the following week to discuss the analysis.

On September 23, 2017, the Company Board held a telephonic meeting to consider the proposals from each of Parent, Party C and Party E, with representatives of Guggenheim Securities, Debevoise and Loyens participating. The representative of Guggenheim Securities presented a comparison of the proposals, including, in each case, headline values, types of transaction consideration, capacities of the parties to execute and complexity of execution. The Company Board directed the Senior Management Team and Guggenheim Securities to continue discussions with each of Parent, Party C and Party E.

On September 26, 2017, Party C terminated discussions with the Company regarding a potential extraordinary corporate transaction.

On September 27, 2017, Party E and its financial and legal advisors requested and were granted access to the Company’s VDR and began conducting due diligence and analysis of the Company’s business, operations and financial performance.

On September 28, 2017, Party E’s legal counsel sent Debevoise and Loyens an initial draft purchase agreement in connection with a potential extraordinary corporate transaction between Party E and the Company.

On October 3, 2017, Parent’s U.S. legal counsel, Latham & Watkins LLP (“Latham”), and Parent’s Dutch legal counsel, De Brauw Blackstone Westbroek N.V. (“De Brauw”), sent Debevoise and Loyens an initial draft of the Purchase Agreement in connection with a potential extraordinary corporate transaction between Parent and the Company.

On October 20, 2017, the Company, Guggenheim Securities, Debevoise and Loyens requested and were granted access to Parent’s VDR for purposes of conducting reverse due diligence and analysis of Parent’s business, operations and financial performance.

On October 25, 2017 and November 3, 2017, the Company Board held meetings to discuss a potential strategic transaction and strategic alternatives to pursuing a sale transaction. Representatives of Guggenheim Securities were in attendance or participated telephonically.

Between October and December 2017, each of Parent and Party E (and their respective financial and legal advisors) conducted due diligence regarding the Company’s business, operations and financial performance. In parallel with these due diligence reviews, each of Parent’s and Party E’s respective legal counsel discussed and negotiated with Debevoise and Loyens the terms and conditions of the respective purchase agreements.

On December 8, 2017, members of the management teams of Parent and the Company met to discuss the operations and plans of their respective companies. On December 9, 2017, Messrs. Mandeville and Ruberg then met with Laurence A. Chapman, Chairman of the Parent Board of Directors (the “Parent Board”), and Mr. Stein to discuss the results of the prior day’s meeting and other pertinent issues relating to a possible strategic combination of Parent and the Company.

On December 13, 2017, the Company Board held a meeting to receive an update on the status of negotiations with Parent and Party E and to discuss the Company’s alternatives to a strategic transaction, including a potential debt or equity financing or refinancing transaction, with a representative of Guggenheim Securities in attendance. The representative of Guggenheim Securities provided an update regarding the status of the ongoing negotiations with Parent and reported that Party E had indicated that it was still trying to work out certain issues associated with its sources of debt and equity financing.

On January 19, 2018, Parent delivered a non-binding written revised proposal to acquire all the Shares for a combination of Parent Common Stock at a fixed exchange ratio of 0.5900 for each Share plus $1.25 in cash per Share (the “January 19, 2018 Proposal”). On January 18, 2018 (the last trading day before the January 19, 2018 Proposal), the closing price of the Parent Common Stock was $106.96 which, based on the fixed exchange ratio of 0.5900 for each Share plus the cash component of $1.25 per Share, implied a premium of 8.7% above the closing price of the Shares of $59.23 on January 18, 2018.

On January 22, 2018, the Company Board held a telephonic meeting to discuss the January 19, 2018 Proposal and the Company’s alternatives to a strategic transaction, including a potential debt or equity financing or refinancing transaction, with representatives of Guggenheim Securities, Debevoise and Loyens participating. The Company Board determined that it would not pursue a strategic combination with Parent based on the January 19, 2018 Proposal, which decision was subsequently communicated to Mr. Chapman by Mr. Mandeville with a request that Parent improve the financial aspects of its proposal.

On January 24, 2018, the Company Board held a telephonic meeting to discuss strategic alternatives following the Company’s response to Parent with respect to its latest proposal. Representatives of Guggenheim Securities and Loyens participated.

On January 25, 2018, Party E terminated discussions with the Company regarding a potential extraordinary corporate transaction.

On January 27, 2018, Parent delivered a non-binding written revised proposal to acquire all the Shares for a combination of Parent Common Stock at a fixed exchange ratio of 0.5900 for each Share plus $4.13 in cash per Share (the “January 27, 2018 Proposal”). On January 26, 2018 (the last trading day prior to the January 27, 2018 Proposal), the closing price of the Parent Common Stock was $111.65 which, based on the fixed exchange ratio of 0.5900 for each Share plus the cash component of $4.13 per Share, implied a premium of 13.7% above the closing price of the Shares of $61.55 on such date.

After further discussions among Parent, the Company, Guggenheim Securities and Parent’s financial advisors, on February 4, 2018, Parent further revised its January 27, 2018 Proposal, offering to acquire all the Shares for a combination of Parent Common Stock at a fixed exchange ratio of 0.5900 shares of Parent Common Stock for each Share plus an amount of cash per Share such that the headline value of the total transaction consideration to be offered would represent a premium of approximately 15% above the then-current price of the Shares based upon the then-current price of the Parent Common Stock, in each case at the time of the transaction announcement (the “February 4, 2018 Proposal”). On February 2, 2018 (the last trading day before the February 4, 2018 Proposal), the closing price of the Parent Common Stock was $107.71 and the closing price of the Shares was $61.57, implying that the cash component of Parent’s revised proposal would have been $7.26 on such date in order to produce the targeted transaction premium of 15.0%. The February 4, 2018 Proposal also included a description of the proposed responsibilities of Mr. Ruberg in the combined company, including serving as Chief Strategy Officer and head of the Europe, Middle East and Asia (“EMEA”) region.

On February 5, 2018, the Company Board held a telephonic meeting to discuss the February 4, 2018 Proposal and the Company’s alternatives to a strategic transaction, including a potential debt or equity financing or refinancing transaction, with representatives of Guggenheim Securities, Debevoise and Loyens participating. The Company Board also discussed matters related to the corporate governance and future operations of the combined company. Following the Board meeting, Mr. Mandeville communicated to Mr. Chapman the Company’s willingness to continue to engage with Parent regarding a potential transaction. Messrs. Mandeville and Chapman discussed having each party’s management teams continue to discuss operational matters and that Parent and the Company resolve specific issues relating to a potential transaction as promptly as possible.

On February 15, 2018, Mr. Mandeville reached out to Mr. Chapman outlining next steps with respect to transaction documentation (including progressing the purchase agreement and the various ancillary transaction documents), addressing the Company’s reverse due diligence requirements regarding Parent, and arranging for visits by the Company to Parent’s European key data center sites.

On February 17, 2018, Mr. Stein delivered a letter to Mr. Ruberg confirming that, following a combination of Parent and the Company, Mr. Ruberg would have executive responsibility for the combined company’s business in the EMEA region and for certain of the combined company’s relationships with certain key global accounts. The letter also noted that Latham and De Brauw had been instructed to contact Debevoise and Loyens to continue finalizing the terms and conditions of the purchase agreement and the various ancillary transaction documents.

During the months of March and April 2018, Debevoise and Loyens, on the one hand, and Latham and De Brauw, on the other hand, exchanged drafts of the Purchase Agreement and the various ancillary transaction documents and engaged in multiple discussions and negotiations regarding the same. The principal outstanding contractual issues during this period included Parent’s obligation to obtain the requisite regulatory approvals, the Company’s required completion of the Post-Offer Reorganization at Parent’s request before closing, and deal protection terms. Representatives of Parent and its financial and legal advisors and of the Company and its financial and legal advisors continued their due diligence investigation of the Company and Parent, respectively, during this time.

On April 12, 2018, Parent and the Company agreed to extend the term of their NDA by one year until June 20, 2019.

On May 9, 2018, Mr. Stein notified Mr. Ruberg that, while Parent continued to strongly believe in the strategic and financial rationale of a potential combination between Parent and the Company, Parent was not willing to proceed with a transaction at that time. Accordingly, on May 15, 2018, the Company terminated discussions with Parent.

On October 19, 2018, the Company executed an NDA with Party D.

On October 24, 2018, the Company Board met to discuss various strategic and financial matters, with senior executives of the Company and a representative of Guggenheim Securities in attendance. The representative of Guggenheim Securities provided an updated assessment of potential strategic and financial alternatives available to the Company in order to achieve greater global scale, including seeking a partnership, pursuing potential acquisition transactions, or pursuing a strategic combination with a larger international data center operator.

Also, on October 24, 2018, Mr. Ruberg and a representative of Guggenheim Securities met with representatives of Party F, a partnership between two global asset managers with existing investments in the data center business, to respond to Party F’s expression of interest in pursuing a potential extraordinary corporate transaction involving the Company.

On November 8, 2018, Party F delivered a non-binding written proposal to acquire all the Shares at a price between $72.50 and $75.00 per Share in cash, subject to various conditions, including Party F’s securing adequate debt and equity financing and the Company’s granting exclusivity to Party F and its identified equity partners. On November 7, 2018 (the last trading day prior to Party F’s proposal), the closing price of the Shares was $61.79, which implied a premium of between 17.3% and 21.4%.

On November 13, 2018, at the direction of the Company Board, Guggenheim Securities requested additional information from Party F regarding the nature and sources of the debt and equity financing that would be required to effect the transaction proposed by Party F. On November 19, 2018, Party F delivered a follow-up non-binding written proposal providing additional information about its sources of debt and equity financing.

On November 27, 2018, the Company Board held a telephonic meeting to discuss Party F’s non-binding written proposals, with senior executives of the Company and a representative of Guggenheim Securities participating. The representative of Guggenheim Securities expressed Guggenheim Securities’ views that the debt and equity financing as described by Party F appeared to be highly conditional, creating uncertainty as to whether such proposals could be consummated on satisfactory terms from the Company’s perspective, and that the highly conditional nature of Party F’s proposal did not warrant granting Party F’s request for exclusivity. The Company Board directed Mr. Ruberg, certain of the Company’s other senior executives and Guggenheim Securities to continue discussions with Party F, in particular requesting that Party F consider improving the financial terms of its proposed terms and that Party F provide greater clarity and validation of its access to the required debt and equity financing and providing further details with respect to Party F’s assets and future plans.

On November 29, 2018, Mr. Ruberg met with Mr. Stein to discuss resuming discussions about a potential strategic transaction between Parent and the Company. Mr. Stein followed up with an email to Mr. Ruberg on December 1, 2018, confirming Parent’s interest in re-engaging in discussions and proposing that Gregory S. Wright, Chief Investment Officer of Parent, coordinate discussions about a process with a representative of Guggenheim Securities.

On November 30, 2018, at the direction of the Company Board, a representative of Guggenheim Securities communicated to a representative of Party F the Company’s view that, absent a meaningful improvement in the financial terms of Party F’s proposal and clarification and validation of its access to committed debt and equity financing necessary to execute the proposed transaction, the Company did not believe it was appropriate to invest time in exploring a potential transaction with Party F.

On December 3, 2018, Mr. Ruberg responded to Mr. Stein’s email, confirming that a combination of Parent and the Company would be a strong competitor in the rapidly evolving global data center market but noting that any offer by Parent would need to be compelling and that any process undertaken would need to be able to be executed in a reasonable time frame. Mr. Ruberg suggested that Mr. Wright and the representative of Guggenheim Securities should discuss these points.

On December 8, 2018, Mr. Wright and the representative of Guggenheim Securities discussed Parent’s renewed interest in pursuing a strategic combination and the process each company would need to pursue in order to determine whether a compelling and actionable proposal by Parent could be promptly secured. Senior executives of each of Parent and the Company, together with their respective financial and legal advisors, subsequently commenced a series of discussions and mutual due diligence processes.

In January 2019, a senior executive of Party A, in a conversation with Mr. Mandeville, proposed a contribution of its data center business into the Company in exchange for Shares, effectively making Party A the controlling shareholder of the Company. However, Party A did not make a specific proposal with respect to the financial or other terms of such a transaction.

On February 4, 2019, Party F and the Company executed an NDA.

On February 26, 2019, Party A provided certain summary financial information regarding certain controlled data center assets it proposed to contribute to the Company in exchange for Shares. On March 8, 2019, Mr. Doherty and a representative of Guggenheim Securities discussed certain aspects of Party A’s proposal with senior executives of Party A. On March 15, 2019, Party A provided additional financial information regarding the data center assets it proposed to contribute to the Company in exchange for Shares.

On March 29, 2019, Party F and its financial and legal advisors requested and were granted access to the Company’s VDR and began conducting due diligence and analysis of the Company’s business, operations and financial performance.

In April 2019, representatives of Guggenheim Securities contacted each of Party G and Party H, each global asset managers, to solicit their potential interest in pursuing an extraordinary corporate transaction involving the Company.

On April 9, 2019, executives of each of Parent and the Company and their respective financial and legal advisors held a telephonic meeting to discuss next steps for performing due diligence and negotiating the Purchase Agreement and the various ancillary transaction documents.

On April 13, 2019, each of Party G and Party H executed NDAs with the Company.

On May 22, 2019, the Company made its revised and updated 10-Year Outlook available to Parent, Party F, Party G and Party H in connection with each party’s assessment of a potential transaction.

After exploratory due diligence, each of Party G and Party H declined to pursue a transaction with the Company, each stating that it would be challenging to offer a compelling price for the Shares.

On May 23, 2019, Mr. Ruberg, Mr. Doherty and a representative of Guggenheim Securities met with Mr. Stein and Mr. Wright to discuss the status of Parent’s consideration of a strategic transaction with the Company. Later that day, Andrew Power, the Chief Financial Officer of Parent, joined the meeting to continue the discussion about a potential strategic combination of Parent and the Company.

On May 31, 2019, Party F delivered an unsigned draft non-binding written revised proposal to acquire all the Shares at a price between $80.00 and $81.00 per Share in cash, subject to various conditions, including

Party F’s securing adequate debt and equity financing for the proposed transaction and the Company’s granting exclusivity to Party F and its identified equity partners. On May 30, 2019 (the last trading day prior to Party F’s revised proposal), the closing price of the Shares was $73.39, which implied a premium of between 9.0% and 10.4%. Aside from increasing its proposed price range per Share, Party F did not provide greater clarity as to its access to debt and equity funding to support the proposed transaction and did not address the substance of the Company’s previously articulated concerns about its previous proposals.

On June 18, 2019, the Company terminated discussions with Parent and the other potential transaction counterparties in order to pursue stand-alone business and financial opportunities available to the Company.

On June 25, 2019, the Company announced that it intended to offer 4,000,000 newly issued Shares in an underwritten public offering, and on June 26, 2019 the Company announced that it had priced its previously announced public offering of newly issued Shares at $72.75 per Share.

On July 8, 2019, Mr. Ruberg met with the Chief Executive Officer of Party D at Party D’s request to discuss trends in the global data center business and potential opportunities for a collaboration between the Company and Party D.

On July 11, 2019, a representative of Party D contacted a representative of Guggenheim Securities to inquire about the Company’s potential interest in acquiring certain of Party D’s data center assets.

Between the end of July and early August 2019, Mr. Wright and a representative of Guggenheim Securities had several conversations to discuss the possibility of Parent and the Company re-initiating discussions about a strategic combination of Parent and the Company.

On August 8, 2019, at the direction of the Company, a representative of Guggenheim Securities had a conversation with a senior executive of a data center business controlled by Party A to discuss Party A’s previous proposal to contribute certain data center assets to the Company in exchange for Shares.

On August 14, 2019, a representative of Party F reached out to Mr. Doherty and expressed Party’s F interest in pursuing discussions with the Company.

On August 20, 2019, a representative of Party F contacted a representative of Guggenheim Securities to reiterate Party F’s interest in pursuing discussions with the Company regarding an all-cash transaction at a price of as much as $90.00 per Share, but insisted that Party F would proceed with its evaluation of such a transaction only if the Company granted it exclusivity and agreed to reimburse Party F up to $5.0 million of Party F’s expenses if the Company did not agree to proceed on the terms to be proposed. Subsequently, representatives of Party F contacted the representative of Guggenheim Securities, Mr. Doherty and Mr. Ruberg on various occasions between August 20, 2019 and October 17, 2019 reiterating Party F’s interest in exploring the opportunity to make such an offer but on each occasion reiterating Party F’s insistence that it would proceed only on the basis of exclusivity and expense reimbursement as described above. At no time following the outreach by the representative of Party F on August 20, 2019 did Party F present an oral or written proposal specifying the proposed financial terms, the sources of its funding or any other specific terms of an offer.

On August 19, 2019, Parent made a non-binding oral revised proposal to acquire all the Shares at a transaction premium of 15% above the then-current price of the Shares at the time of the transaction announcement using a combination of 60% to 70% of Parent Common Stock and 40% to 30% cash (the “August 19, 2019 Proposal”). On August 16, 2019 (the last trading day prior to the August 19, 2019 Proposal), the closing price of the Parent Common Stock was $123.67 and closing price of the Shares was $79.12, thereby implying that the consideration being proposed by Parent would range between 0.5150 and 0.4414 shares of Parent Common Stock and between $27.30 and $36.40 in cash for each Share. In connection with the August 19, 2019 Proposal, Parent indicated that it would likely have to identify and enlist a capital partner to fund some or all of the cash component of the proposed total transaction consideration and, in the event that Parent determined to proceed without such a capital partner, then the mix of total transaction consideration would be adjusted to a fixed exchange ratio of approximately 0.5800 shares of Parent Common Stock for each Share with the balance to be paid in cash so as to maintain the targeted transaction premium of 15% over the then-current market price of the Shares.

On August 22, 2019, Parent and the Company agreed to extend the term of their NDA by one year until June 20, 2020.

On August 26, 2019:

•

Senior executives of each of Parent and the Company, together with their respective financial and legal advisors, held an organizational call to discuss the process that each party would require in order to proceed with a potential strategic combination.

•	Mr. Mandeville discussed with a senior executive of Party A the possibility of Party A’s pursuing renewed discussions with the Company regarding a potential strategic transaction.

•

A representative of Party E confirmed to a representative of Guggenheim Securities that Party E was no longer interested in pursuing discussions about the Company’s potentially acquiring certain of Party E’s data center assets.

Throughout the remainder of September 2019, Parent and the Company and their respective financial and legal advisors discussed various matters relating to a potential strategic transaction and continued their respective due diligence investigations. These due diligence activities continued until shortly prior to the execution of the Purchase Agreement.

On September 12, 2019, Mr. Ruberg met with Mr. Power to discuss certain considerations with respect to the potential transaction between the Company and Parent, including the combined company’s global customer base and the anticipated industry reaction to a potential transaction.

On September 21, 2019, Mr. Wright and a representative of Guggenheim Securities met to discuss certain key issues of concern to each of Parent and the Company in connection with a potential strategic combination of Parent and the Company.

On September 24, 2019, Mr. Ruberg and a representative of Party A met to discuss Party A’s continuing interest in pursuing a strategic transaction involving the contribution of certain of Party A’s data center assets to the Company for Shares, which would effectively make Party A the controlling shareholder of the Company. This was followed by a meeting among Messrs. Mandeville and Ruberg and a senior executive of Party A at which the senior executive of Party A reiterated Party A’s interest in pursuing a discussion about Party A’s contributing certain data center assets to the Company for Shares. Party A did not present a specific proposal regarding such contemplated transaction at either of these meetings or any time thereafter.

On September 25, 2019, Mr. Ruberg met with Messrs. Power and Wright to discuss matters relating to the strategic rationale of a transaction between Parent and the Company.

On October 7, 2019, Parent made a non-binding oral revised proposal to acquire all the Shares in an all-stock transaction at a fixed exchange ratio intended to produce a 15% headline transaction premium to the then-prevailing price of the Shares at the time of announcement (the “October 7, 2019 Proposal”). On October 4, 2019 (the last trading day prior to the October 7, 2019 Proposal), the closing price of the Parent Common Stock was $130.27 and the closing price of the Shares was $81.05, thereby implying a fixed exchange ratio of 0.7155 shares of Parent Common Stock for each Share in order to result in the targeted transaction premium of 15.0%.

Members of the Company Board had from time to time discussed the possibility of engaging a second investment banking firm to render an additional fairness opinion in connection with a transaction with Parent (in addition to the fairness opinion expected to be rendered by Guggenheim Securities, the Company’s previously engaged financial advisor) for the benefit of the independent directors of the Company Board. After evaluating proposals from several investment banking firms and following discussions among members of the Company Board, the Company Board determined to engage Moelis to render such additional fairness opinion. On October 3, 2019, the Company and Moelis executed an engagement letter.

On October 9, 2019, Messrs. Mandeville and Chapman discussed certain aspects of the proposed terms of a potential strategic combination of Parent and the Company, including the proposed all-stock transaction structure as reflected in the October 7, 2019 Proposal and deal protection in favor of the Company.

On October 10, 2019, TMT Finance, a trade publication, reported that the Company “has been receiving interest from potential bidders and is now understood to be working with a financial adviser to explore options.” Between that date and the execution of the Purchase Agreement on October 29, 2019, no potential counterparty other than Parent made a specific proposal or confirmed that it intended to make such a proposal with respect to the Company.

From October 10 through October 15, 2019, senior executives of the Company, representatives of Guggenheim Securities, representatives of Debevoise and representatives of the Company’s Dutch legal counsel at the time, Greenberg Traurig, LLP (“Greenberg Traurig”), engaged in various discussions with senior executives of Parent, representatives of its financial advisors, representatives of Latham and representatives of De Brauw regarding the key open financial, corporate governance and contractual terms and conditions of the proposed strategic combination of Parent and the Company, including, among other things, ultimately negotiating the agreed fixed exchange ratio of 0.7067 shares of Parent Common Stock for each Share, resolving certain open contractual points, and negotiating certain aspects of the operations of the combined company.

On October 17, 2019, Latham and De Brauw sent Debevoise and Greenberg Traurig a revised draft of the Purchase Agreement that reflected the foregoing discussions.

On October 18, 2019, the Company Board held a meeting, with senior executives of the Company and representatives of each of Guggenheim Securities, Moelis, Debevoise and Greenberg Traurig in attendance:

•

Representatives of Debevoise and Greenberg Traurig briefed the Company Board regarding its fiduciary duties under applicable law in connection with the potential strategic combination of Parent and the Company and updated the Company Board as to the material contractual issues remaining to be negotiated in connection with the Purchase Agreement and the various ancillary transaction documents.

•

Representatives of Guggenheim Securities updated the Company Board with respect to discussions with potential counterparties since the Company Board’s last meeting. Guggenheim Securities noted that while various discussions had taken place with Party A and Party F, neither party had made a specific and actionable proposal to acquire or otherwise transact with the Company.

•

Representatives of each of Guggenheim Securities and Moelis reviewed their respective financial analyses of the Offer Consideration (in the case of Guggenheim Securities) and the Exchange Offer Ratio (in the case of Moelis) and indicated that they would be prepared to render their respective firms’ fairness opinions assuming that the transaction moved to the execution stage based on the contemplated fixed exchange ratio of 0.7067 shares of Parent Common Stock for each Share.

•

The Company Board provided feedback on the open issues in the Purchase Agreement, including its view that the Company Board should have the right to terminate the Purchase Agreement under certain circumstances, and instructed representatives of Debevoise and Greenberg Traurig to engage with representatives of Latham and De Brauw in order to finalize the Purchase Agreement and the various ancillary transaction documents.

Between October 18, 2019 and the execution of the Purchase Agreement on October 29, 2019, representatives of Latham, De Brauw, Debevoise and Greenberg Traurig discussed and negotiated the definitive terms and conditions of the Purchase Agreement and the various ancillary transaction documents. During this period, the Company and Parent agreed that the Company would have the right to nominate one Director to the Parent Board, which right was subsequently reflected in the Purchase Agreement.

From October 25 through October 28, 2019, Mr. Ruberg, a representative of Guggenheim Securities, Mr. Stein and certain members of Parent’s senior management team held several meetings in San Francisco to discuss various points related to the future operations of the combined company, including Mr. Ruberg’s continued leadership role for key customer accounts and proposed responsibilities of Mr. Ruberg as head of the EMEA region.

On October 27 and October 28, 2019, representatives of Blank Rome LLP, personal legal counsel to Mr. Ruberg in his capacity as a holder of Shares, and representatives of De Brauw negotiated and finalized the terms and conditions of the Support Agreement pursuant to which Mr. Ruberg would agree to tender his Shares in the Offer.

On October 29, 2019, the Company Board held a telephonic meeting, with certain senior executives of the Company and representatives of each of Guggenheim Securities, Moelis, Debevoise and Greenberg Traurig participating:

•

Representatives of Debevoise and Greenberg Traurig reviewed the fiduciary duties of the Company Board under applicable law in connection with the potential strategic combination of Parent and the Company and provided a summary of the proposed definitive terms and conditions of the Purchase Agreement and the various ancillary transaction documents.

•

At the request of the Company Board, representatives of Guggenheim Securities reviewed its financial analysis of the Offer Consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated October 29, 2019, to the Company Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Consideration to be received by the holders of Shares (excluding Parent, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) was fair, from a financial point of view, to such holders.

•

At the request of the Company Board, representatives of Moelis reviewed its financial analysis of the Exchange Offer Ratio and orally rendered its opinion, which was confirmed by delivery of a written opinion dated as of October 29, 2019, to the effect that, as of that date, and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth in Moelis’ written fairness opinion, the Exchange Offer Ratio pursuant to the Purchase Agreement was fair, from a financial point of view, to the holders of Shares (other than Parent and any of its affiliates).

•

After discussion, the Company Board, having determined that the terms of Purchase Agreement and the various ancillary transaction documents and the Transactions were in the best interests of the Company, its shareholders and its other relevant stakeholders, (i) unanimously approved the terms and conditions of the Purchase Agreement and the various ancillary transaction documents and the Transactions and (ii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to recommend acceptance of the Offer by the holders of Shares and to recommend approval and adoption of the shareholder approvals at the EGM.

Later that same day, the Company, Parent and Buyer executed and delivered the Purchase Agreement, and Parent and the Company issued a joint press release announcing the execution of the Purchase Agreement. Shortly thereafter, Parent and the Company conducted a joint investor relations webcast regarding the proposed strategic combination of Parent and the Company.

Reasons for the Recommendation of the Company Board

In evaluating the Purchase Agreement and the Transactions, the Company Board consulted regularly with the Senior Management Team, as well as with representatives of Debevoise, Greenberg Traurig and Guggenheim Securities, and with Moelis as appropriate in connection with the rendering by Moelis of its fairness opinion to the Company Board.

Following the execution of the Purchase Agreement, the parties subsequently discussed various matters relating to the Subsequent Offering Period requirement, among other things. As a result of these discussions, on January 23, 2020, the Company, Parent and Buyer agreed to enter into amendment one, which replaces the Subsequent Offering Period with a five business day extension of the Offer if at the Expiration Time, the number of Shares that have been tendered in accordance with the terms of the Offer and not properly withdrawn, together with the Shares then owned by Parent or its affiliates, represents at least 66 2/3% of the outstanding Shares on a fully-diluted and as-converted basis, and Parent or Buyer lowers the Minimum Condition from 80% to 66 2/3% at the Expiration Time.

In the course of (i) approving the terms of the Purchase Agreement and the Transactions, (ii) determining to support the Offer and the transactions contemplated thereby, (iii) recommending the Offer for acceptance to the Company’s shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby, and (iv) concluding that the Offer and the Transactions are in the best interest of the Company, its business and strategy and its shareholders, customers, employees and other relevant stakeholders, the Company Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Company Board, supported such determinations, in addition to the factors mentioned above in “—Background of the Purchase Agreement” in this Item 4.

Consideration Being Offered

The Company Board considered certain factors concerning the adequacy of the Offer Consideration, including, among other things:

•

Premium to Market Price. The Company Board considered the relationship of the Offer Consideration to the historical market prices of the Shares, including that the Offer Consideration represents a premium of approximately 19.6% over the $78.14 closing price per Share on October 9, 2019, the trading day before TMT Finance reported that the Company had received inbound interest from potential bidders and was working with a financial advisor to explore strategic alternatives.

•

Participation in Potential Upside. The Company Board believes that the combination of Parent’s global reach and favorable access to capital combined with the Company’s position in the European markets in which it operates and relationships with key global cloud and digital platform operators, channel partners and global enterprise accounts will position Parent for future growth. The Company Board considered the fact that the Company’s shareholders will receive shares of Parent Common Stock in exchange for their Shares in the Offer which in the aggregate will represent approximately 20% pro forma continuing equity ownership in Parent, providing the Company’s shareholders the opportunity to participate in future earnings growth of Parent and future appreciation in the value of Parent Common Stock following the Offer should they determine to retain the shares of Parent Common Stock received in the Offer.

•

Fixed Exchange Offer Ratio. The Company Board considered the fact that because the Exchange Offer Ratio is a fixed ratio of shares of Parent Common Stock to Shares, the Company’s shareholders will have the opportunity to benefit from any increase in the trading price of shares of Parent Common Stock between the announcement, and the completion, of the Transactions.

•	Negotiation Process. The Company Board considered the benefits that the Company and its advisors were able to obtain during its extensive negotiations with Parent, including negotiating an increase to the premium over the unaffected share price of the Shares implied by the Exchange Offer Ratio, resulting in an implied premium greater than the premiums implied by Parent’s prior proposals as described above in “—Background of the Purchase Agreement” in this Item 4.

•

Active Solicitation of Interest from other Potentially Interested Parties. The Company Board considered the fact that, prior to the execution of the Purchase Agreement, the Company engaged in extensive discussions with eight other potential counterparties over a four-year period and that these discussions did not result in any compelling or actionable proposals with respect to a strategic transaction, as described above in “—Background of the Purchase Agreement” in this Item 4.

•

Guggenheim Securities’ Financial Analysis and Fairness Opinion. The financial presentation of Guggenheim Securities to the Company Board on October 29, 2019, and the opinion, dated as of October 29, 2019, of Guggenheim Securities to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Consideration to be received by the holders of Shares (excluding Parent, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any compulsory acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described below in “—(d) Opinion of the Company’s Financial Advisor—Guggenheim Securities” in this Item 4.

•

Moelis’ Financial Analysis and Fairness Opinion. The opinion of Moelis, dated October 29, 2019, addressed to the Company Board, as to the fairness, from a financial point of view, as of the date of such opinion, based upon and subject to the various qualifications, assumptions, limitations and other matters set forth in the opinion, of the Exchange Offer Ratio pursuant to the Purchase Agreement to holders of Shares (other than Parent and any of its affiliates), as more fully described below in “—(e) Opinion of Moelis” in this Item 4.

Business Considerations

The Company Board considered certain business factors, including, among other things:

•

Business Outlook Challenges and Prospects of the Company. The Company Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Company Board considered the challenges confronting the Company, including:

•	Demand for colocation capacity and services are contracting as enterprises begin to reengineer and port legacy applications to cloud-based solutions.

•

This evolution of demand for data center capacities and services reflects a blurring of the historical distinction between “wholesale” (large to hyperscale customized real estate oriented developments) and “retail” (smaller connectivity-oriented deployments) as cloud platform providers require large scale deployments with the highest levels of connectivity and enterprises require secure and low latency connectivity to the cloud and digital platforms. Succeeding in this evolving environment requires the ability to cost effectively develop large scale deployments on a global scale combined with a customer focused business model to serve customers’ connectivity requirements.

•

The Company’s geographic footprint is almost exclusively focused on certain important European markets. The Company now faces growing competition across its European footprint from major global data center operators as the leading cloud platform providers are reducing the number of data center operators with which they do business and focusing on those data center companies that offer global reach and access to capital on the most favorable terms.

•

The Company does not operate in the US market and has no meaningful presence on the West Coast of the US where a significant number of the cloud and digital platform operators and these platforms’ and major enterprises’ efforts to develop and productize cloud- and hybrid-cloud architectures and tools are based. Cloud and digital platform operators and larger enterprise customers typically prefer to rely upon one data center provider to support their global deployments.

•

The Company currently lacks the financial and operational scale to make the substantial investments required to be a more meaningful partner in the development of infrastructure and software solutions to support the ongoing development and deployment of cloud- and hybrid-cloud architectures and tools.

•

Scale and Standing of Parent. The Company Board considered the fact that Parent is a leading developer, owner and operator of data centers across North America, Europe, Latin America, Asia and Australia, with more than 210 data centers in 15 countries and more than 35 global metropolitan areas. The Company Board considered that the combined company will be able to offer global cloud and digital platform operators, enterprises and channel partners a compelling competitive alternative. The Company Board also considered the fact that the combined company will have the required financial capacity and operational scale to make investments to develop and support infrastructure and software solutions as part of the ongoing development and deployment of cloud- and hybrid-cloud architectures and tools. The Company Board also considered that the combined company will represent a global solution to global cloud and digital platform operators, enterprises and channel partners.

•

Globally Expanding Connected Communities of Interest. The Company Board considered that the Transactions would provide the combined company with the opportunity to build on the Company’s successful strategy of creating and enabling valuable connected communities of interest in Europe by extending it across the combined company’s global footprint. The Company Board considered the likelihood that the combined company will be uniquely positioned to meet the growing global demand from cloud platforms, service providers and enterprises seeking colocation, hybrid cloud and hyperscale data center solutions as IT architectures are re-engineered to support the explosive growth of data in modern business models.

•

Complementary European Footprint and Product Offering. The Company Board considered the fact that the Company’s European business is highly complementary to Parent’s European footprint, given Parent’s established presence in London and Dublin. The Company Board considered the likelihood that the combination will create a competitive leading pan-European data center presence, offering consistent, high-quality services with low-latency access to approximately 75 percent of the Gross Domestic Product (GDP) in Europe.

•

Enhances Ability to Serve Multinational Customers on a Global Scale. The Company Board considered that the Company’s well-established relationships with leading global cloud, digital media platform operators and multinational enterprise customers are expected to significantly bolster Parent’s existing European platform. Similarly, the Company Board considered that Parent’s relationships with many of the leading cloud platform operators and global enterprises, along with its access to low-cost capital, are expected to meaningfully extend the breadth of the combined company’s value proposition to a global customer base. The Company Board considered that the combined company’s enhanced capabilities to address the public- and hybrid-cloud architectural requirements of its global customer base are expected to allow it to build on each company’s current relationships with leading global customers while also enabling the combined company to effectively compete in the broader target markets.

•

Combined Development Capacity Provides Significant Embedded Growth Potential. The Company Board considered the fact that the combined platform will have a robust pipeline of data center development projects under construction and will have land holdings in key growth areas across Europe, providing the potential for significant long-term development and value creation.

•

Creates Substantial Anticipated Cost Efficiencies and Other Financial Benefits Including Scaled Purchasing Power. The Company Board considered that the size and scale of the combined company is expected to produce a highly efficient cost structure and industry-leading EBITDA margins. The Company Board also considered the fact that Parent has an investment grade balance sheet and a lower cost of capital than the Company, which is expected to benefit the combined company’s cost of and access to capital.

•

The Combined Company’s Board and Management. The Company Board considered that Mr. Ruberg will remain with the combined company as chief executive of its Europe, Middle East and Africa business; will lead the combined company’s effort to organize and execute a program to identify and develop high-value communities of interest across its platform; and will play a leadership role on certain of the combined company’s key global customer accounts, bringing to bear his longstanding relationships and thought leadership. The Company Board also considered that a current member of the Company Board would serve on the Parent Board following completion of the Transactions.

Purchase Agreement Considerations

The Company Board also considered other factors, including:

•

Likelihood of Consummation. The Company Board considered the nature of the closing conditions to the Offer included in the Purchase Agreement, as well as the likelihood of satisfaction of all conditions to the completion of the proposed Transactions. The Company Board considered that, if its shareholders decide to vote in favor of the transactions contemplated by the Offer, the Offer would likely be consummated, based on, among other things:

•

the conditions to the Offer are reasonable, and, in the case of the condition relating to the accuracy of the Company’s representations and warranties, are generally subject to a Company material adverse effect qualification;

•	the Offer is not subject to any financing condition and the Offer Consideration consists of Parent Common Stock rather than cash;

•	the likelihood that the Transactions would be approved by the requisite regulatory authorities; and

•	the other conditions to the Offer are customary.

•

Minimum Condition; Terms of the Offer. The Company Board also considered the other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Parent may not, without the consent of the Company, waive or change the Minimum Condition or change the terms of the Offer (except as provided in the Purchase Agreement) in a manner that (i) decreases the Offer Consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) extends or otherwise changes the Expiration Time (except as provided in the Purchase Agreement) or (v) imposes additional conditions to the Offer or otherwise amends, modifies or supplements the Offer in a manner adverse to the Company’s shareholders. The Company Board also considered that Parent or Buyer may in its discretion lower the Minimum Condition from 80% to 66 2/3%, which would have the effect of increasing certainty of completing the Offer. Parent or Buyer would consider reducing the Minimum Condition to 66 2/3% if doing so was necessary in their view to consummate the closing of the transactions contemplated by the Purchase Agreement and Parent were to conclude that the tax consequences of doing so would be acceptable in its sole discretion. Neither Parent nor Buyer can waive the Minimum Condition below 66 2/3% without the approval of the Company Board, which will allow the Company Board to consider the interests of all stakeholders, in particular the shareholders that do not tender their Shares in the Offer.

•

Other Terms of the Purchase Agreement. The Company Board considered the other terms and conditions of the Purchase Agreement, including, among other things, the parties’ representations, warranties and covenants, and the parties’ ability to terminate the Purchase Agreement. The Company Board also considered various provisions of the Purchase Agreement, including, among others:

•	the provisions in the Purchase Agreement that provide, among other things, that the following are excluded from the determination of whether a Company material adverse effect has occurred:

•

the announcement of the Transactions (including by reason of Parent’s identity), including the impact thereof on relationships of the Company with its employees, directors, customers, suppliers, landlords or partners, subject to certain exceptions;

•	shareholder litigation relating to the Transactions;

•	actions required to be taken pursuant to the Purchase Agreement or taken or not taken at the direction of Parent; and

•

a general downturn in the industries in which the Company operates, adverse developments generally affecting both the Company and other participants in the Company’s industry and a decline in the Share price of the Company;

•	the protection afforded by Parent’s covenants relating to receiving all regulatory approvals that are required to complete the Transactions;

•

the Post-Offer Reorganization instruments contemplated in the Purchase Agreement, including the Legal Merger, Legal Demerger, Asset Sale, Liquidation and the Liquidation Distribution and Compulsory Acquisition instruments provided for in the Purchase Agreement, subject to approval by the Company’s shareholders, would enhance certainty of completing the Transactions, and the fact that the Post-Offer Reorganization instruments have become customary post-closing restructuring alternatives for public offers for companies domiciled in the Netherlands and that, per the terms of the Post-Offer Reorganization instruments, the holders of the Shares would be offered or receive the same price per Share as would be paid in the Offer, subject to withholding tax (including Dutch dividend withholding tax (dividendbelasting), except in a Compulsory Acquisition where the Enterprise Chamber of the Amsterdam Court of Appeals determines the per Share price in cash, which may be greater than, equal to, or less than the Offer Consideration;

•

that the approval of resolutions relating to the Post-Offer Reorganization at the EGM is a requirement for the completion of the Offer and the other Transactions and would allow the Company to gain greater certainty on a swift and successful combination of the Company and Parent after closing of the Offer;

•	the conditioning of the Post-Offer Reorganization instruments on approval by the Company’s shareholders at the EGM;

•

the requirement that Buyer commence a Subsequent Offering Period of at least three business days after the closing of the initial Offer, or to extend the Offer by five business days as required by Rule 14d-4(d)(2)(i) under the Exchange Act following the then-scheduled Expiration Time, each in accordance with the terms of the Purchase Agreement, which will permit any remaining shareholders who have not then tendered into the Offer to tender their Shares in exchange for the Offer Consideration;

•

the importance of the Subsequent Offering Period (if any) or the extension of the Offer by five business days as required by Rule 14d-4(d)(2)(i) under the Exchange Act, in that each would allow non-tendering shareholders an additional opportunity to tender their Shares into the Offer; and

•

the fact that if Buyer acquires 95% or more of the outstanding Shares as of the later of the Acceptance Time and the expiration of the Subsequent Offering Period (if any), the Post-Offer Reorganization may include the commencement of a Compulsory Acquisition before the Enterprise Chamber of the Amsterdam Court of Appeals by Parent or its affiliates of Shares from any non-tendering shareholders of the Company (if the Legal Demerger or Asset Sale was effectuated) or Intrepid I (if the Legal Merger was effectuated). The Enterprise Chamber of the Amsterdam Court of Appeals has sole discretion to determine the per Share or Intrepid I share (as applicable) price in cash, which may be greater than, equal to, or less than the Offer Consideration. Buyer will request in the proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals that the amount in cash calculated on a per Share or Intrepid I share (as applicable) basis to be paid to the minority shareholders be not less than the value of the Offer Consideration at the time the Offer Consideration for Shares validly tendered in accordance with the terms of the Offer is delivered (betaalbaarstelling van het bod); provided, that in respect of a Compulsory Acquisition in respect of (i) post-Conversion Shares or (ii) shares in Intrepid I, such amount will be one-fifth of the amount aforementioned.

•

Negotiation of Purchase Agreement. The Company Board concluded that the Purchase Agreement and related transaction documents were the product of arm’s-length negotiations and contain customary terms and conditions.

•

Reverse Termination Compensation. The Company Board considered the requirement under the Purchase Agreement that, if the Company terminates the Purchase Agreement following a Parent adverse recommendation change, Parent will pay to the Company termination compensation of $254,300,000 in cash (exclusive of value added tax, if applicable).

•

Expense Reimbursement. The Company Board considered the requirement under the Purchase Agreement that, if the Company or Parent terminates the Purchase Agreement following a failure to obtain the Parent stockholder approval, Parent will pay to the Company up to $25,000,000 in cash to reimburse the Company’s out-of-pocket fees, costs and expenses incurred in connection with the Transactions.

•

Tax Treatment. The Company Board considered that the receipt of the Offer Consideration by U.S. holders of Shares that tender their Shares in the Offer will not generally be subject to Dutch dividend withholding tax. Please see the sections of the Exchange Offer Prospectus titled “The Offer—Material U.S. Federal Income Tax Consequences of the Offer and the Post-Offer Reorganization to U.S. Holders of INXN Shares,” “The Offer—Material Dutch Income Tax Consequences of the Offer and the Post-Offer Reorganization for Holders of INXN Shares” and “The Offer—Material Dutch Dividend Withholding Tax Consequences of the Post-Offer Reorganization” for a more detailed discussion of the U.S. federal income tax and Dutch tax consequences of the Offer and the Post-Offer Reorganization.

Stakeholder Considerations

The Company Board considered certain stakeholder considerations, including:

•

Employees. The Company Board considered the opportunity for the Company’s employees to continue leveraging their talents with the combined company, given Parent’s sound financial position and the expectation that the combined company will be a leading global provider of data center, colocation and interconnection solutions that is positioned to offer customers a differentiated and superior European and global platform. The Company Board also considered Parent’s agreement to provide, for the period beginning on the Closing Date and ending on December 31 of the year following the year in which the Closing Date occurs, each Continuing Employee with the compensation and benefits in the amounts and on the basis described in “Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Executive Officers and Directors of the Company—Post-Closing Employee Benefits” in Item 3 above. In addition, the Company Board considered Parent’s agreement with respect to the treatment of Company equity awards described in “Identity and Background of Filing Person—Treatment of Company Equity Awards” in Item 2 above.

•

Strength of Combined Companies. The Company Board considered that the combined company is expected to have projected annual revenues of more than $4.0 billion in 2020, builds upon Parent’s established foundation of serving market demand for colocation, scale and hyperscale requirements in the Americas, EMEA and Asia Pacific and leverages the Company’s European colocation and interconnection expertise, enhancing the combined company’s capabilities to serve customers across the full spectrum of data center requirements, and to establish a global platform that is expected to significantly enhance its ability to create long-term value for the Company’s customers, shareholders and employees. The Company Board also considered that the Transactions are expected to be accretive to the long-term growth trajectory of the combined company. The Company Board also considered that the combined company is expected to be a creditworthy and attractive party for its suppliers, creditors and finance providers, and is expected to be able to repay, service or refinance any current indebtedness.

•

Company Board Composition. The Company Board considered that the provisions of the Purchase Agreement that require two of the Company’s independent directors to remain on the Company Board or the board of Intrepid I, as applicable, after completion of the Offer and the subsequent transfer of the Company’s business to an affiliate of the Parent until the earlier of (i) such time after the Acceptance Time as Buyer owns 100% of the outstanding Shares of the Company, (ii) the Liquidation Distribution being paid in full and (iii) the completion of the Liquidation Distribution. The Company Board noted that the independent directors would remain on the Company Board or the board of Intrepid I, as applicable, after the transfer of the Company’s business to an affiliate of Parent, to protect certain interests of minority shareholders that have not tendered their Shares and will have veto rights in respect of certain restructurings that could reasonably be expected to lead to a dilution of minority shareholders and/or any other form of unequal treatment that prejudices or could reasonably be expected to prejudice or negatively affect the value or voting rights of the Shares held by minority shareholders, other than: (i) the Legal Merger and the Post-Merger Share Sale; (ii) the Legal Demerger and the Post-Demerger Share Sale; (iii) the Asset Sale; (iv) the Liquidation Distribution and the Liquidation; (v) the Compulsory Acquisition; or (vi) the Section 338(g) Election, the Entity Classification Elections (including any entity conversions necessary to implement such elections) and the TRS Elections.

The discussion of the foregoing factors considered by the Company Board is intended to be a summary and is not intended to be exhaustive; rather it summarizes the principal factors considered. In light of the variety of factors and the quality and amount of information considered, the Company Board did not find it practicable, and did not make specific assessments, to quantify or assign relative weights to the specific factors considered in (i) making the determination that the Purchase Agreement and the Transactions are in the best interests of the Company and its shareholders and other stakeholders, (ii) determining to support the Offer and the Transactions and (iii) recommending the Offer for acceptance to the Company’s shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby. Rather, the Company Board made its determination based on the totality of all factors.

Transaction Risks

The Company Board also considered several uncertain risks in its deliberations concerning the Purchase Agreement and the Transactions, including, among others:

•

Fixed Exchange Offer Ratio. The Company Board considered the fact that because the Exchange Offer Ratio is a fixed ratio of shares of Parent Common Stock to Shares, the Company’s shareholders could be adversely affected by a decrease in the trading price of shares of Parent Common Stock during the pendency of the Transactions, and the fact that the Purchase Agreement does not provide the Company with a price-based termination right or other similar protection. The Company Board determined that this structure was appropriate and the risk acceptable in view of factors such as the Company Board’s review of the relative intrinsic values and financial performance of the Company and Parent.

•

Inability to Solicit Other Takeover Proposals. The Company Board considered the covenant in the Purchase Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Company Board considered that the Purchase Agreement permits the Company and the Company Board to respond to a competing proposal that the Company Board determines is a superior proposal, subject to certain customary restrictions imposed by the Purchase Agreement and the requirement that the Company pay Parent termination compensation if the Company terminates the Purchase Agreement to accept a superior proposal. The Company Board considered the fact that the Company would be obligated to pay termination compensation of $72,600,000 in cash if the Purchase

Agreement were terminated under certain circumstances, including if the Company accepted a superior proposal, and determined that the amount of the termination compensation was reasonable, particularly in light of the active solicitation of interest from other potentially interested parties conducted prior to the execution of the Purchase Agreement by the Company Board with the assistance of the Senior Management Team and representatives of Guggenheim Securities as described above in “—Background of the Purchase Agreement” in this Item 4. The Company Board also noted that the termination compensation was necessary to induce Parent to enter into the Purchase Agreement and, after taking into account Dutch fiduciary standards and customary terms and conditions relating to the non-solicitation provisions, would not under the circumstances preclude or deter a third party with sufficient strategic interest and financial capability from making a competing proposal for the Company.

•

Failure to Close. The Company Board considered that the conditions to Parent’s obligation to accept for payment and deliver the Offer Consideration for the Shares tendered pursuant to the Offer and to consummate the Post-Offer Reorganization are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and the Post-Offer Reorganization are not completed, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, and the Company will have incurred significant transaction costs attempting to consummate the Transactions. The Company Board also considered the fact that, if the Offer and the Post-Offer Reorganization are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, partners and employees and that the trading price of the Shares could be adversely affected.

•

Effect of Announcement. The Company Board considered the effect of the public announcement of the Transactions on the Company’s operations, Share price, employees, customers, suppliers and other stakeholders as well as its ability to attract and retain key personnel while the Transactions are pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the Transactions.

•

Interests of the Company’s Directors. The Company Board considered the financial interests of the directors of the Company Board in the Purchase Agreement and the Transactions, including the Offer, as described above in “Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Executive Officers and Directors of the Company” in Item 3, and concluded that no potential conflict of interest existed in relation to any of the directors of the Company Board.

•

The Company Board concluded that the benefits of the Transactions to the Company and its shareholders and other stakeholders outweighed the perceived risks. In view of the wide variety of factors considered, and the complexity of these matters, the Company Board did not find it practicable, and did not attempt to, quantify or assign any relative or specific weights to the various factors it considered. Rather, the Company Board viewed the decisions as being based on the totality of the information available to it.

(c)	Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

(d)	Opinion of the Company’s Financial Advisor—Guggenheim Securities

Overview

Guggenheim Securities has had a long-standing investment banking relationship with the Company and has been engaged since November 2015 as the Company’s financial advisor in connection with the Company’s assessment of potential strategic and financial alternatives and exploration and consideration of various potential extraordinary corporate transactions, including the Transactions. In selecting Guggenheim Securities as its financial advisor, the Company considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the global data center sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the October 29, 2019 meeting of the Company Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Company Board to the effect that, as of October 29, 2019 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Consideration to be received by the holders of Shares (excluding Parent, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) was fair, from a financial point of view, to such holders.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this Schedule 14D-9):

•	was provided to the Company Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Consideration;

•	did not constitute a recommendation to the Company Board with respect to the Transactions;

•

does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer or how to vote or act in connection with the Transactions or otherwise;

•

did not address the Company’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Consideration to be received by the holders of Shares (excluding Parent, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Transactions (including, without limitation, the form or structure of the Offer, any Post-Offer Reorganization or any of the other Transactions or the implementation of any of the foregoing) or the Transactions documentation or (b) any Tender and Support Agreement or any other agreement, document or instrument contemplated by the Transactions documentation or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of the Company;

•

expressed no view or opinion as to any aspects of the Transactions or the Offer Consideration in accordance with or under applicable Dutch corporation law or securities regulations, including whether the Offer Consideration is the fair price within the meaning of Section 5:80a of the Dutch Financial Supervision Act; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s or Parent’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•

reviewed a draft of the Purchase Agreement dated as of October 29, 2019, which contains as exhibits the form of Asset Sale Agreement, the form of Legal Merger Proposal (as defined below), the form of Post-Merger Share Sale Agreement, the form of Legal Demerger Proposal (as defined below) and the form of Post-Demerger Share Sale Agreement;

•	reviewed certain publicly available business and financial information regarding each of the Company and Parent;

•

reviewed certain non-public business and financial information regarding the Company’s business and future prospects (including certain financial projections for the years ending December 31, 2019 through December 31, 2028 and certain extrapolations thereof for the years ending December 31, 2029 through December 31, 2030 (the “Company Financial Projections”)), all as prepared and approved for Guggenheim Securities’ use by the Senior Management Team;

•

reviewed certain non-public business and financial information regarding Parent’s business and future prospects (including certain financial projections for the years ending December 31, 2019 through December 31, 2024 (the “DLR Financial Projections”)), all as prepared and provided to Guggenheim Securities by Parent’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by the Senior Management Team;

•

reviewed certain extrapolations of the DLR Financial Projections for the years ending December 31, 2025 through December 31, 2030 (the “Extrapolated DLR Financial Projections” and, together with the Company Financial Projections and the DLR Financial Projections, the “Financial Projections”), as prepared and approved for Guggenheim Securities’ use by the Senior Management Team;

•

reviewed certain estimated synergies (the “Synergy Estimates” or the “Synergies”) expected to result from the Transactions, all as prepared and provided to Guggenheim Securities by Parent’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by the Senior Management Team;

•

discussed with the Senior Management Team their strategic and financial rationale for the Transactions as well as their views of the Company’s and Parent’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the global data center sector;

•

discussed with Parent’s senior management their strategic and financial rationale for the Transactions as well as their views of Parent’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the global data center sector;

•	reviewed the historical prices, trading multiples and trading activity of the Shares and the Parent Common Stock;

•

compared the financial performance of the Company and Parent and the trading multiples and trading activity of the Shares and the Parent Common Stock with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company and Parent;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•	performed discounted cash flow analyses based on the Financial Projections and the Synergy Estimates; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information) provided by or discussed with the Company or Parent or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of the Senior Management Team that they were (in the case of information pertaining to the Company) and have assumed that Parent’s senior management were (with respect to information pertaining to Parent) unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Company Financial Projections, the Extrapolated DLR Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information provided by or discussed with the Company, (a) Guggenheim Securities was advised by the Senior Management Team, and Guggenheim Securities assumed, that the Company Financial Projections, the Extrapolated DLR Financial Projections, the Synergy Estimates, such other estimates and such other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the Senior Management Team as to the expected future performance of the Company (with respect to the Company Financial Projections) and Parent (with respect to the Extrapolated DLR Financial Projections) and the expected amounts and realization of such Synergies (and Guggenheim Securities assumed that such Synergies will be realized in the amounts and at the times projected) and (b) Guggenheim Securities assumed that the Company Financial Projections, the DLR Financial Projections, the Extrapolated DLR Financial Projections, the Synergy Estimates, such other estimates and such other forward-looking information had been reviewed by the Company Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion, (ii) the DLR Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information provided by or discussed with Parent, Guggenheim Securities assumed that the DLR Financial Projections, the Synergy Estimates, such other estimates and such other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Parent’s senior management as to the expected future performance of Parent and the expected amounts and realization of such Synergies (and Guggenheim Securities assumed that such Synergies will be realized in the amounts and at the times projected) and (iii) any financial projections, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

•

The Company informed Guggenheim Securities that the Company Financial Projections did not reflect (i) the effects of any tax basis step-up which may result from the Transactions or (ii) any post-transaction tax optimization strategies that Parent, Buyer or the Company could implement to minimize the Company’s corporate income taxes as reflected in the Company Financial Projections, and, at the Company’s direction, Guggenheim Securities assumed that any such tax basis step-up or tax optimization strategies would not have a meaningful impact on its analyses and opinion.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

During the course of its engagement, Guggenheim Securities assisted the Company Board and the Senior Management Team in connection with their discussions with certain potential strategic acquirors, merger partners and private equity investors, and Guggenheim Securities considered the outcome of such discussions in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company, Parent, Buyer or any other entity or the solvency or fair value of the Company, Parent, Buyer or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company, Parent, the Buyer and their respective other professional advisors with respect to such matters. Guggenheim Securities assumed, subject to the tax-related caveats described above, that the Transactions will have the tax consequences contemplated by the parties to the Transactions documentation. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to the Company, Parent, Buyer or their respective securityholders (including with respect to any withholding taxes, tax basis step-up or tax optimization strategies associated with the Transactions).

•	Guggenheim Securities further assumed that:

•

In all respects meaningful to its analyses, (i) the final executed forms of the Transactions documentation would not differ from the then-latest drafts that Guggenheim Securities reviewed, (ii) the Company, Parent and Buyer will comply with all terms and provisions of the Transactions documentation and (iii) the representations and warranties of the Company, Parent and Buyer contained in the Transactions documentation were true and correct and all conditions to the obligations of each party to the Transactions documentation to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof;

•

The Transactions will be consummated in a timely manner in accordance with the terms of the Transactions documentation and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company, Parent, Buyer or the Transactions (including its contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses or opinion; and

•

Any Post-Offer Reorganization will not result in any changes to the Offer Consideration to be received by the holders of the Shares or adversely impact Parent or the Company, in each case in any way meaningful to Guggenheim Securities’ analyses or opinion.

•

Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares, the Parent Common Stock or other securities or financial instruments of or relating to the Company or Parent may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transactions.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Company in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Company Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company, Parent and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Consideration to be received by the holders of Shares (excluding Parent, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Transactions, and none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to the Company or Parent. However, such transactions and companies were selected by Guggenheim Securities, among other reasons, because they involved target companies or represented publicly traded companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to the Company and Parent based on Guggenheim Securities’ familiarity with the global data center sector.

•

In any event, selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected precedent merger and acquisition transactions to which the Transactions were compared and the selected publicly traded companies to which the Company and Parent were compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses:

•	Adjusted enterprise value: represents the relevant company’s enterprise value (as defined below) plus the capitalized value of such company’s operating rent expense.

•	AFFO: means adjusted funds from operations.

•	AFFO multiple: represents the relevant company’s stock price divided by its historical or projected AFFO per share.

•	DCF: means discounted cash flow.

•	EBITDA: means the relevant company’s operating earnings (to the extent determinable, after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

•	EBITDA multiple: represents the relevant company’s enterprise value divided by its historical or projected EBITDA.

•	EBITDAR: means the relevant company’s EBITDA before deducting such company’s operating rent expense.

•	EBITDAR multiple: represents the relevant company’s adjusted enterprise value divided by its historical or projected EBITDAR.

•

Enterprise value: represents the relevant company’s net equity value (as defined below) plus (i) the principal or face amount of total debt and non-convertible preferred stock and (ii) the estimated fair market value or book value (as available) of any non-controlling/minority interests less (iii) any deemed excess cash, cash equivalents, and short- and long-term marketable investments and certain other cash-like items, (iv) the estimated fair market value or book value (as available) of any non-consolidated investments and (v) the estimated net present value of any tax-related net operating losses.

•

Net equity value: represents the relevant company’s (i) gross equity value as calculated (a) based on outstanding ordinary shares or common shares, common units or operating units held by third parties, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

•

Unaffected date: means October 9, 2019, the trading day before TMT Finance reported that the Company had received inbound interest from potential bidders and was working with a financial advisor to explore strategic alternatives.

•

Unlevered free cash flow or UFCF: means the relevant company’s after-tax unlevered operating cash flow minus capital expenditures, plus/minus changes in working capital and plus/minus certain other relevant cash flow adjustments.

•	VWAP: means volume-weighted average share price over the indicated period of time.

Recap of Implied Transaction Financial Metrics

Guggenheim Securities calculated two headline/notional values of the Offer Consideration per Share based on the Exchange Offer Ratio of 0.7067 shares of Parent Common Stock for each Share and each of the following:

•

Parent’s spot closing stock price of $132.82 on October 25, 2019 (the last practicable trading day prior to the meeting of the Company Board to approve the Transactions), which resulted in a headline/notional value of the Offer Consideration of $93.86 per Share; and

•	Parent’s unaffected 20-day VWAP of $127.23 as of October 9, 2019 (the unaffected date), which resulted in a headline/notional value of the Offer Consideration of $89.91 per Share.

Based on such calculated headline/notional values of the Offer Consideration per Share, Guggenheim Securities then calculated various transaction-implied premia (relative to the prices of the Shares on or as of various dates) and various transaction-implied multiples, each as outlined in the table below:

Transaction-Implied Premia and Transaction-Implied Multiples

	DLR Stock Price
		Spot @ 10/25/19 ($132.82)		Unaffected 20-Day VWAP @ 10/09/19 ($127.23)
Headline/Notional Offer Consideration per Share		$93.86		$89.91

	INXN Stock Price
Transaction Premium Relative to INXN’s:
Spot Closing Stock Price @ 10/25/19	$87.79	6.9%		2.4%
Unaffected Spot Closing Stock Price @ 10/09/19	78.14	20.1		15.1
Unaffected VWAPs @ 10/09/19:
20-Day	79.13	18.6		13.6
60-Day	78.14	20.1		15.1
120-Day	75.12	25.0		19.7
Past Year’s High Stock Price—Unaffected	82.00	14.5		9.6
Past Year’s Low Stock Price—Unaffected	51.22	83.3		75.5

Adjusted Enterprise Value / EBITDAR for INXN:
2019E—INXN Management Estimates		26.9	x	26.0	x
2021E—INXN Management Estimates		19.5		18.8

Enterprise Value / EBITDA for INXN:
2019E—INXN Management Estimates		29.0	x	28.0	x
2021E—INXN Management Estimates		20.4		19.7

Guggenheim Securities further calculated that, based on the Exchange Offer Ratio of 0.7067 shares of Parent Common Stock for each Share, the holders of Shares collectively would hold approximately 19.3% of the shares of Parent Common Stock pro forma for the Transactions. Guggenheim Securities noted that, due to the fixed exchange ratio associated with the Offer Consideration, the fully distributed public market trading value of such holdings would vary prospectively with upward and downward movements in the future trading prices of the Parent Common Stock.

INXN Change-of-Control Financial Analyses

INXN—Recap of Change-of-Control Financial Analyses. In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses, including discounted cash flow analysis (summarized in the table below and described in more detail elsewhere herein), selected precedent merger and acquisition transactions analysis (described elsewhere herein) and selected publicly traded companies analysis (described elsewhere herein). Solely for informational reference purposes, Guggenheim Securities also reviewed the unaffected historical stock price range for the Shares and Wall Street equity research analysts’ unaffected stock price targets for the Shares.

INXN—Recap of Change-of-Control Financial Analyses

Headline/Notional Offer Consideration per Share(1)		$93.86
Illustrative Pro Forma Market-Based Value of Offer Consideration(2)		90.94
Illustrative Pro Forma DCF-Based Value of Offer Consideration(3)		149.44	(4)

	Reference Range for INXN on a Change-of- Control Basis
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$66.06	$146.12

For Informational Reference Purposes
INXN’s Unaffected Stock Price Range During Past Year	$51.22	$82.00
Wall Street Equity Research Unaffected Stock Price Targets	82.00	90.00

(1)	Based on DLR’s spot closing stock price on October 25, 2019.
(2)	See “—Illustrative/Hypothetical INXN Shareholder Value Proposition Analyses—Market-Based Approach” in this Item 4.
(3)	See “—Illustrative/Hypothetical INXN Shareholder Value Proposition Analyses—DCF-Based Approach” in this Item 4.
(4)

Illustrative pro forma DCF-based value of the Offer Consideration above represents the midpoint. Based on DLR’s midpoint pro forma weighted average cost of capital and the low and high ends of the terminal/continuing value perpetual growth rates, the range is $132.56 to $171.32.

INXN—Discounted Cash Flow Analysis. Guggenheim Securities performed stand-alone discounted cash flow analysis of the Company based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for the Company and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analyses with respect to the Company:

•	Guggenheim Securities utilized the Company Financial Projections, as prepared and approved for Guggenheim Securities’ use by the Senior Management Team.

•	Guggenheim Securities used a discount rate range of 6.50% – 8.30% based on its estimate of the Company’s weighted average cost of capital.

•

In estimating the Company’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of the Company’s terminal year normalized after-tax unlevered free cash flow of 1.50% – 2.50%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to the Company’s implied terminal year EBITDA multiples.

Guggenheim Securities’ discounted cash flow analyses resulted in an overall reference range of $66.06 – $146.12 per share for purposes of evaluating the Shares on a stand-alone intrinsic-value basis.

In connection with its discounted cash flow analysis with respect to the Company, Guggenheim Securities noted that the headline/notional value of the Offer Consideration (i.e., $93.86) and the illustrative pro forma market-based value of the Offer Consideration (i.e., $90.94) compared favorably with the foregoing DCF-based reference range and the illustrative pro forma DCF-based value of the Offer Consideration (i.e., midpoint of $149.44; range of $132.56 – $171.32) was at the high end or exceeded the foregoing DCF-based reference range, all of which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Offer Consideration.

INXN—Selected Precedent Merger and Acquisition Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

INXN—Selected Precedent Merger and Acquisition Transactions Analysis

			Transaction Enterprise Value / Forward EBITDA
Date Announced	Acquiror	Target Company
6/09/17	DLR	DuPont Fabros	21.1x
5/16/16	DLR	“Equicity” European Assets	13.0
5/07/15	Equinix	Telecity	15.6
2/11/15(1)	Telecity	INXN	14.1
DLR/INXN Transaction			29.0x

(1)	This announced transaction, which was a quasi-merger of equals, was broken up when Equinix submitted and ultimately consummated a topping bid for Telecity.

In connection with its selected precedent merger and acquisition transactions analysis with respect to the Company, Guggenheim Securities noted that the DLR/INXN transaction spot headline/notional 2019E EBITDA multiple of 29.0x was substantially higher than the DLR/DuPont Fabros transaction spot headline/notional forward EBITDA multiple despite the fact that the Company is a corporate taxpayer (with an effective corporate income tax rate of approximately 26%) and DuPont Fabros was a U.S. real estate investment trust (i.e., non-corporate taxpayer), which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Offer Consideration.

INXN—Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed the Company’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for the Company and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

INXN—Selected Publicly Traded Companies Analysis

	Public Market Trading Basis
	Adjusted Enterprise Value / 2019E EBITDAR		Tax- Adjusted Adjusted Enterprise Value / 2019E EBITDAR
Tier 1 Publicly Traded Companies
CoreSite Realty Corporation (“CoreSite”)	22.5	x	16.9	x
Equinix	21.7		16.3

Tier 2 Publicly Traded Companies
CyrusOne Inc. (“CyrusOne”):
Affected Basis	21.7	x	—
Unaffected Basis	19.6		14.7	x
DLR	22.4		16.8

For Reference Only
QTS Realty Trust, Inc. (“QTS”)	20.7	x	15.6	x
Switch, Inc. (“Switch”)	20.6		20.6

INXN
Unaffected Trading Basis	22.6	x	22.6	x
Transaction Basis	26.9		26.9

In connection with its selected publicly traded companies analysis with respect to the Company, Guggenheim Securities noted that the DLR/INXN transaction spot headline/notional 2019E EBITDAR multiple of 26.9x was meaningfully higher than the then-prevailing trading EBITDAR multiples for the selected publicly traded companies and was substantially higher than the then-prevailing trading tax-adjusted EBITDAR multiples for the selected publicly traded companies, each of which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Offer Consideration.

DLR Stand-Alone Financial Analyses

DLR—Recap of Stand-Alone Financial Analyses. In evaluating Parent in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analysis and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the unaffected historical stock price range for the Parent Common Stock and Wall Street equity research analysts’ unaffected stock price targets for the Parent Common Stock.

DLR—Recap of Stand-Alone Financial Analyses

DLR Common Stock Prices:
Spot Closing Stock Price @ 10/25/19		$132.82
Unaffected Spot Closing Stock Price @ 10/09/19		130.66

	Reference Range for DLR on a Stand-Alone Basis
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$161.85	$344.90
Selected Publicly Traded Companies Analysis:
Adjusted Enterprise Value / EBITDAR:
2019E	108.11	134.08
2021E	83.89	112.80
Stock Price / AFFO:
2019E	110.47	145.35
2021E	102.09	142.92

For Informational Reference Purposes
DLR’s Unaffected Stock Price Range During Past Year	$101.83	$130.66
Wall Street Equity Research Unaffected Stock Price Targets	115.00	147.00

DLR—Discounted Cash Flow Analysis. Guggenheim Securities performed stand-alone discounted cash flow analysis of Parent based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for Parent and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analyses with respect to Parent:

•

Guggenheim Securities utilized the DLR Financial Projections (as prepared and provided to Guggenheim Securities by Parent’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by the Senior Management Team) and the Extrapolated DLR Financial Projections (as prepared and approved for Guggenheim Securities’ use by the Senior Management Team).

•	Guggenheim Securities used a discount rate range of 4.75% – 6.00% based on its estimate of Parent’s weighted average cost of capital.

•

In estimating Parent’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Parent’s terminal year normalized after-tax unlevered free cash flow of 1.25% – 2.25%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Parent’s implied terminal year EBITDA multiples.

Guggenheim Securities’ discounted cash flow analysis resulted in an overall reference range of $161.85 – $344.90 per share for purposes of evaluating the Parent Common Stock on a stand-alone intrinsic-value basis.

In connection with its discounted cash flow analysis with respect to Parent, Guggenheim Securities noted that the then-prevailing stock prices of the Parent Common Stock were $132.82 as of October 25, 2019 and $130.66 as of October 9, 2019 (the unaffected date), each of which was at a substantial discount to the foregoing DCF-based reference range (which suggested significant intrinsic value upside associated with the Parent Common Stock and thereby supported Guggenheim Securities’ assessment of the financial fairness of the Offer Consideration).

DLR—Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed Parent’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for Parent and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

DLR—Selected Publicly Traded Companies Analysis

	Public Market Trading Basis
	Adjusted Enterprise Value / EBITDAR				Stock Price / AFFO
Tier 1 Publicly Traded Companies	2019E		2021E		2019E		2021E
CoreSite	22.5	x	18.0	x	23.9	x	20.3	x
CyrusOne:
Affected Basis	21.7		16.8		21.4		17.2
Unaffected Basis	19.6		15.1		18.7		15.1
Equinix	21.7		18.0		24.8		20.8

For Reference Only
QTS	20.7	x	16.2	x	20.8	x	16.9	x
Switch	20.6		16.8		20.0		16.3

DLR	22.4	x	19.8	x	21.8	x	19.0	x

In performing its selected publicly traded companies analysis with respect to Parent, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating Parent on a stand-alone public market trading basis as follows: (i) 2019E EBITDAR multiple range of 19.5x – 22.5x; (ii) 2021E EBITDAR multiple range of 15.0x – 18.0x; (iii) 2019E AFFO multiple range of 19.0x – 25.0x; and (iv) 2021E AFFO multiple range of 15.0x – 21.0x.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of $83.89 – $145.35 per share for purposes of evaluating the Parent Common Stock on a stand-alone public market trading basis.

In connection with its selected publicly traded companies analysis with respect to Parent, Guggenheim Securities noted that the then-prevailing stock prices of the Parent Common Stock were $132.82 as of October 25, 2019 and $130.66 as of October 9, 2019 (the unaffected date), each of which was in line with the foregoing reference range based on the selected publicly traded companies analysis (thereby supporting Guggenheim Securities’ assessment of the financial fairness of the Offer Consideration).

Illustrative/Hypothetical INXN Shareholder Value Proposition Analyses

Guggenheim Securities reviewed the illustrative/hypothetical shareholder value proposition associated with the Transactions from the perspective of the Company’s shareholders, using both a market-based approach and a DCF-based approach. Guggenheim Securities’ based such analyses primarily on (i) the Company Financial Projections, the Extrapolated DLR Financial Projections and the Synergy Estimates (with an illustrative analytical sensitivity around such Synergy Estimates in the case of the market-based approach) and (ii) the Exchange Offer Ratio of 0.7067 shares of Parent Common Stock for each Share, which Guggenheim Securities calculated would result in the holders of Shares collectively holding approximately 19.3% of the shares of Parent Common Stock pro forma for the Transactions.

Market-Based Approach. Guggenheim Securities analyzed the illustrative/hypothetical pro forma valuation impact of the Transactions on the trading value of the Shares as summarized in the table below:

Effective Value of Offer Consideration and Illustrative/ Hypothetical INXN Share Price Accretion(1)

Illustrative Run-Rate Transaction Synergies ($ millions)	Illustrative DLR Pro Forma 2020E AFFO Trading Multiple
	19.6x			20.6x			22.9x
$0	$85.16	|	9.0%	$89.51	|	14.6%	$99.49	|	27.3%
28	86.52	|	10.7	90.94	|	16.4	101.08	|	29.4
50	87.59	|	12.1	92.07	|	17.8	102.33	|	31.0

(1)	Illustrative/hypothetical INXN share price accretion is measured versus INXN’s unaffected spot closing stock price of $78.14 as of October 9, 2019.

Guggenheim Securities noted that (i) the midpoint 2020E AFFO trading multiple above (i.e., 20.6x) represented Parent’s then-prevailing 2020E AFFO trading multiple and (ii) the high 2020E AFFO trading multiple above (i.e., 22.9x) represented Equinix’s then-prevailing 2020E AFFO trading multiple.

DCF-Based Approach. Guggenheim Securities analyzed the illustrative/hypothetical pro forma valuation impact of the Transactions on the Company’s status quo discounted cash flow valuation as summarized in the table below:

Illustrative/Hypothetical INXN DCF-Based Value Analysis

	DLR Pro Forma Perpetual Growth Rate in UFCF Used to Calculate Terminal/Continuing Value
WACC	1.25%	1.75%	2.25%
5.000%	$164.89	$189.77	$223.70
5.625	132.56	149.44	171.32
6.250	108.45	120.45	135.46

Guggenheim Securities noted that the Company’s pro forma DCF-based valuation range above (i.e., midpoint of $149.44; range of $108.45 – $223.70) substantially exceeded the Company’s status quo DCF-based valuation range (i.e., midpoint of $95.61; range of $66.06 – $146.12).

Other Financial Reviews Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews to be determinative methodologies for purposes of its opinion.

INXN and DLR Stock Price Trading Histories. Guggenheim Securities reviewed the Company’s and Parent’s respective stock price trading histories over various timeframes, both on an absolute basis and relative to the selected publicly traded companies described above. Among other things, Guggenheim Securities noted the following:

•

From November 21, 2016 (the date of Parent’s initial transaction proposal to the Company) through October 9, 2019 (the unaffected date), the price of the Shares had appreciated approximately 2.3x whereas the price of the Parent Common Stock had appreciated approximately 1.5x.

•	From October 9, 2019 (the unaffected date) through October 25, 2019, the price of the Parent Common Stock had appreciated 1.7% whereas the price of the Shares had appreciated 12.3%.

•	As of October 25, 2019, the Shares were trading at all-time high prices.

•	Importantly, the headline/notional value of the Offer Consideration was at a meaningful premium to the unaffected trading price range for the Shares.

Historical Trading Market Exchange Ratio Analysis. Guggenheim Securities compared the Exchange Offer Ratio of 0.7067 shares of Parent Common Stock for each Share with the observed trading market exchange ratios of the Shares versus the Parent Common Stock during the five-year period from October 25, 2014 through October 25, 2019. Among other things, Guggenheim Securities noted the following:

•

As mentioned above, from November 21, 2016 (the date of Parent’s initial transaction proposal to the Company) through October 9, 2019 (the unaffected date), the price of the Shares had appreciated approximately 2.3x whereas the price of the Parent Common Stock had appreciated approximately 1.5x.

•	Accordingly, during such period the observed trading market exchange ratio had moved significantly in the Company’s favor.

•	Importantly, the Exchange Offer Ratio of 0.7067 was at a meaningful premium to the observed unaffected trading market exchange ratios.

Wall Street Equity Research Analyst Stock Price Targets for INXN and DLR. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for each of the Company and Parent as published on or prior to October 9, 2019 (the unaffected date). Among other things, Guggenheim Securities noted that:

•

The average Wall Street equity research analyst stock price target for the Shares (i.e., $85.63) represented a 9.6% premium to the unaffected spot closing stock price for the Shares as of October 9, 2019 (i.e., $78.14).

•

The average Wall Street equity research analyst stock price target for the Parent Common Stock (i.e., $127.63) was at a modest discount to the unaffected spot closing stock price for the Parent Common Stock as of October 9, 2019 (i.e., $130.66).

Other Considerations

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions were determined through negotiations between the Company and Parent and were approved by the Company Board. The decision to enter into the Purchase Agreement was solely that of the Company Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Company Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Company Board with respect to the fairness, from a financial point of view, of the Offer Consideration to be received by the holders of the Shares (excluding Parent, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration).

Since 2015, Guggenheim Securities has been engaged by the Company to provide financial advisory and other investment banking services in connection with various strategic and financial matters (including, without limitation, the Transactions). Over the course of such engagement, Guggenheim Securities has received certain retainer payments, a financial advisory fee and a milestone fee as referred to elsewhere in this Schedule 14D-9.

In June 2019, Guggenheim Securities acted as a joint bookrunner in connection with the Company’s $335 million follow-on offering of Shares, for which Guggenheim Securities received an agreed-upon fee. During the two years prior to the rendering of its opinion, Guggenheim Securities had not been engaged by Parent to provide any financial advisory or investment banking services. Guggenheim Securities may seek to provide the Company and Parent and their respective affiliates with financial advisory and investment banking services unrelated to the Transactions in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for Guggenheim Securities’ and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Parent, Buyer, other participants in the Transactions and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Parent, Buyer, other participants in the Transactions and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and Guggenheim Securities’ or their respective directors, officers, employees, consultants and agents may have investments in the Company, Parent, Buyer, other participants in the Transactions and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Parent, Buyer, other participants in the Transactions and their respective affiliates and the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

(e)	Opinion of Moelis

At the meeting of the Company Board on October 29, 2019 to evaluate and approve the Transactions, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated October 29, 2019, addressed to the Company Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Exchange Offer Ratio pursuant to the Purchase Agreement was fair, from a financial point of view, to holders of Shares (other than Parent and any of its affiliates).

The full text of Moelis’ written opinion dated October 29, 2019, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Company Board in its capacity as such in its evaluation of the Transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Exchange Offer Ratio pursuant to the Purchase Agreement and does not address the Company’s underlying business decision to effect the Offer or the relative merits of the Offer as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of the Company should vote or act with respect to the Transactions or any other matter, including whether such holder should tender Shares in the Offer. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information, relating to the Company and Parent;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company, including financial forecasts provided to or discussed with Moelis by the Senior Management Team (the “InterXion Management Case”);

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Parent furnished to Moelis by Parent, including financial forecasts provided to or discussed with Moelis by Parent’s senior management (the “Digital Realty Management Case”);

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Parent furnished to Moelis by the Company, including financial forecasts provided to or discussed with Moelis by the Senior Management Team (together with the Digital Realty Management Case, the “Digital Realty Extrapolated Case”);

•

conducted discussions with members of senior managements and representatives of the Company and Parent concerning the foregoing information, as well as the businesses and prospects of the Company and Parent generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft, dated October 29, 2019, of the Purchase Agreement; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis, with the consent of the Company Board, relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of (and did not independently verify) any of such information. With the consent of the Company Board, Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to the Company and Parent referred to above, Moelis assumed, at the direction of the Company Board, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or Parent, as the case may be, as to the future performance of the Company or Parent (including that the Digital Realty Management Case reflects the best currently available estimates and judgments of the management of the Company as to the future performance of Parent). Moelis also assumed, at the direction of the Company Board, that (i) the future financial results reflected in such forecasts and other information will be achieved at the times and in the amounts projected and (ii) the InterXion Management Case and Digital Realty Extrapolated Case were the appropriate financial forecasts to use for the purposes of its analysis and its opinion. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with the consent of the Company Board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Parent, nor was Moelis furnished with any such evaluation or appraisal.

Moelis’ opinion did not address the Company’s underlying business decision to effect the Offer or the relative merits of the Offer as compared to any alternative business strategies or transactions that might be available to the Company and did not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, nor did it, offer any opinion as to any terms of the Transactions documentation or any aspect or implication of the Transactions, except for the fairness of the Exchange Offer Ratio pursuant to the Purchase Agreement from a financial point of view to the holders of the Shares (other than Parent and any of its affiliates). In particular, its opinion did not address the fairness of any consideration that may be received or receivable by any holders of the Shares of any amounts, other than shares of Parent Common Stock implied by the Exchange

Offer Ratio, whether as a result of Dutch legal proceedings, withholding or other taxes, or Transactions-related expenses. Moelis’ opinion related to the relative values of the Company and Parent. With the consent of the Company Board, Moelis expressed no opinion as to what the value of Parent Common Stock actually will be when issued pursuant to the Offer or the prices at which the Shares or Parent Common Stock may trade at any time. In rendering its opinion, Moelis assumed, with the consent of the Company Board, that the final executed form of the Purchase Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Transactions will be consummated in accordance with the terms of the Purchase Agreement and the other Transactions documentation as described in the Purchase Agreement without any waiver or modification that could be material to Moelis’ analysis, and that the parties to the Purchase Agreement would comply with all the material terms of the Purchase Agreement. Moelis assumed, with the consent of the Company Board, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions would be obtained, except to the extent that it could not be material to its analysis. Moelis was not authorized to solicit and has not solicited indications of interest in a possible transaction with the Company from any party. Moelis also was not requested to, and did not, participate in the structuring or negotiation of the Transactions.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update the opinion for developments after the date of its opinion.

Moelis’ opinion did not address the fairness of the Transactions or any aspect or implication of the Transactions to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Offer Ratio pursuant to the Purchase Agreement from a financial point of view to holders of Shares (other than Parent and any of its affiliates). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Exchange Offer Ratio or otherwise.

The following is a summary of the material financial analyses presented by Moelis to the Company Board at its meeting held on October 29, 2019, in connection with the Moelis opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For purposes of its analyses, Moelis reviewed a number of financial and operating metrics, including:

•

Enterprise Value, defined as equity value (calculated as market value of the relevant company’s diluted common equity (using the treasury stock method) based on its closing price on a specified date), plus (i) the book value of net debt (calculated as debt, less cash and cash equivalents and, where applicable, unconsolidated investments), (ii) the liquidation preference of preferred stock, and (iii) where applicable, book value of non-controlling interests, in each case, as of the relevant company’s most recently reported quarter end (except that, with respect to the target companies referred to below under “—Standalone Financial Analyses of the Company—Selected Precedent Transactions Analysis” in this Item 4, the relevant balance sheet used was the applicable financial reporting period immediately preceding announcement of the applicable transaction); and

•

estimated Adjusted EBITDA, defined as estimated earnings before interest, taxes, depreciation and amortization expense (on a pre-International Financial Reporting Standard 16 accounting basis, where applicable), adjusted (or, with respect to consensus research analysts’ estimates referenced below, assumed to have been adjusted) for certain non-cash and one-time or non-recurring items (including stock-based compensation).

Unless the context indicates otherwise, for purposes of, among other things, deriving Enterprise Values as more fully described below, Moelis calculated the Enterprise Value for (i) the Company, (A) based on net debt in the aggregate of approximately $1,335 million as of December 31, 2019 and non-controlling interest related to the assumed consolidation of Icolo Ltd. (“Icolo”) in the aggregate of $12 million and (B) assuming a USD/EUR exchange rate of 1.109 as of October 25, 2019, and (ii) Parent, based on aggregate preferred stock amounts of approximately $1,456 million and net debt in the aggregate of approximately $11,053 million, in each case, as of December 31, 2019.

All such information for the Company was provided by the Senior Management Team and all such information for Parent was provided by Parent’s senior management. All estimates of value per share described below were based on figures rounded to the nearest $0.05, except for 52-week trading range data and equity analyst price target information.

Standalone Financial Analyses of the Company

For purposes of the financial analyses of the Company described below, the term “implied offer consideration” refers to the implied value of the per share consideration provided for in the Offer of $93.86 consisting of 0.7067 shares of Parent Common Stock based on the closing price of Parent Common Stock of $132.82 per share on October 25, 2019 (the last practicable trading day prior to the Company Board meeting held on October 29, 2019).

Selected Publicly Traded Companies Analysis

Moelis reviewed financial and stock market information of publicly traded data center, colocation and interconnection companies that were viewed by Moelis as having relevant business models, scale and corporate structure, among other factors. Because a majority of publicly traded companies in the data center, colocation and interconnection space are REITs, Moelis included the Company in the group of selected publicly traded companies for purposes of establishing a more comparable reference group. Moelis reviewed, among other things, the Enterprise Value of each of the selected companies as a multiple of estimated Adjusted EBITDA (such multiples are sometimes referred to herein as “EV/Adjusted EBITDA” multiples) for the calendar years 2020 and 2021 (referred to as CY2020E and CY2021E). Moelis also reviewed corresponding information for the Company. Financial data for the selected companies was based on publicly available consensus mean research analysts’ estimates, public filings and closing prices, in each case, as of October 25, 2019 (other than for CyrusOne Inc., for which data as of August 15, 2019 was used in light of the subsequent price impact of potential sale rumors). Financial data for the Company was based on publicly available consensus mean research analysts’ estimates and public filings, in each case, as of October 25, 2019, the last practicable trading day prior to the meeting of the Company Board to approve the Transactions, and the closing price of Shares as of October 9, 2019, the date immediately prior to publicly reported potential sale rumors (the “unaffected date”) as well as projections provided by the Senior Management Team.

The results of this analysis are summarized in the following table:

EV/Adjusted EBITDA
Selected Publicly Traded Companies	CY2020E	CY2021E
Equinix, Inc.	19.6x	17.7x
Parent	18.7x	17.4x
CyrusOne Inc.	17.0x	14.9x
CoreSite Realty Corp.	20.7x	18.4x
Company	19.1x	16.2x
QTS Realty Trust, Inc.	18.2x	16.0x
Switch, Inc.	18.7x	16.9x
Mean	18.9x	16.8x
Median	18.7x	16.9x
Company (Consensus Mean)	19.1x	16.2x
Company (InterXion Management Case)	19.0x	15.8x

In reviewing the characteristics of the selected publicly traded companies for purposes of determining reference ranges for the Company, Moelis noted that it (i) focused on projected revenue growth and EBITDA margins and (ii) took into account the Company’s projected higher growth rate and more attractive business mix relative to the other selected publicly traded companies.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of (i) 18.0x to 20.5x EV/Adjusted EBITDA for CY2020E, and (ii) 16.0x to 18.0x EV/Adjusted EBITDA for CY2021E. Moelis then applied such multiple ranges to corresponding financial data for the Company (based on 2020 and 2021 Adjusted EBITDA estimates for the Company provided by the Senior Management Team). Moelis then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the assumed net debt and non-controlling interest related to the assumed consolidation of Icolo described above, and diluted share information described below. This analysis indicated the following implied per share reference ranges for Shares, as compared to the implied offer consideration:

Implied Per Share Reference Ranges Based On:		Implied Offer Consideration
CY2020E EV/Adjusted EBITDA	CY2021E EV/Adjusted EBITDA
$68.65 – $80.60	$74.85 – $86.35	$93.86

Selected Precedent Transactions Analysis

Moelis reviewed financial information of certain selected transactions announced since January 1, 2017 involving target entities involved in data center-driven transactions that were viewed by Moelis to involve target companies with relevant business models, scale and corporate structure, among other factors. Moelis reviewed, among other things, implied transaction values of the selected transactions as a multiple, to the extent information was publicly available, of estimated Adjusted EBITDA for the applicable financial reporting period immediately preceding announcement of the relevant transaction and ending 12 months thereafter (“NTM”). Moelis also reviewed corresponding information for the Company for CY2020E. Financial data for the relevant transaction was based on publicly available information, including mean consensus research analysts’ estimates, at the time of announcement of the relevant transaction. Implied EV/NTM Adjusted EBITDA multiples were based on consolidated Enterprise Value (as described above), using the implied transaction values derived from the announced purchase prices paid for the target entities’ common equity.

The results of this analysis are summarized in the following table:

Announcement Date	Target	Acquiror	EV/NTM Adjusted EBITDA(1)
May, 2019	11 Data Centers of Telefonica, S.A.	Asterion Industrial Infra Fund I, FCR	n/a
January, 2019	Teraco Data Environments Pty Ltd.	Berkshire Partners LLC	n/a
September, 2018	Ascenty	Digital Realty, Brookfield Asset Mgmt.	15.0 – 15.5x
June, 2018	AT&T Data Center Assets	Brookfield Infrastructure Partners L.P.	n/a
December, 2017	Zenium Data Centers	CyrusOne Inc.	n/a
December, 2017	IO Data Centers	Iron Mountain Inc.	15.0x
June, 2017	ViaWest. Inc.	Peak 10, Inc.	15.6x
June, 2017	DuPont Fabros Technology Inc.	Digital Realty Trust, Inc.	20.8x
Mean			16.7x
Median			15.4x

(1)	“n/a” refers to relevant data for respective transaction not being publicly available.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of 15.0x to 21.0x NTM Adjusted EBITDA. Moelis then applied such multiple range to the estimated Adjusted EBITDA for the Company for the year ending December 31, 2020. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and non-controlling interest related to the assumed consolidation of Icolo described above, and diluted share information described below. This analysis indicated the following implied per share reference range for Shares, as compared to the implied offer consideration:

Implied Per Share Reference Range	Implied Offer Consideration
$54.35 – $83.00	$93.86

Discounted Cash Flow Analysis

Moelis performed a discounted cash flow (“DCF”) analysis of the Company using the InterXion Management Case and other information and data provided by the Senior Management Team the period beginning with the fiscal year ending December 31, 2020 through the fiscal year ending December 31, 2030 to calculate the present value as of December 31, 2019 of the estimated future unlevered free cash flows projected to be generated by the Company. In performing the DCF analysis of the Company, Moelis used a range of discount rates of 6.50% to 9.25% based on an estimate of the Company’s weighted average cost of capital (“WACC”). The estimated WACC range was derived using the Capital Asset Pricing Model (“CAPM”), based on a review of debt-to-total capitalization ratios of the selected publicly traded companies referenced above under “—Standalone Financial Analyses of the Company—Selected Publicly Traded Companies Analysis” in this Item 4, together with a size premium. In performing the DCF analysis of the Company, Moelis used a range of estimated terminal values derived by applying a range of perpetuity growth rates of 1.75% to 2.25% to the Company’s estimated unlevered free cash flow in 2030, normalized for differences between capital expenditures and depreciation and amortization expense. Moelis then derived an implied per share reference range using the Company’s projected net debt and non-controlling interest related to Icolo as described above, as well as estimated diluted Shares, as of December 31, 2019 of approximately 77.4 million Shares, in each case, as provided by the Senior Management Team. This analysis indicated the following implied per share reference range for Shares, as compared to the implied offer consideration:

Implied Per Share Reference Range	Implied Offer Consideration
$51.20 – $132.60	$93.86

Standalone Financial Analyses of Parent

Selected Publicly Traded Companies Analysis

Moelis reviewed financial and stock market information of publicly traded data center, colocation and interconnection REITs that were viewed by Moelis as having relevant business models, scale and corporate structure, among other factors. Moelis reviewed, among other things, the equity values of each of the selected companies as a multiple of adjusted funds from operations (“AFFO”) (such multiples are sometimes referred to herein as “P/AFFO” multiples) for CY2020E and CY2021E. Moelis also reviewed corresponding information for Parent. Financial data for the selected companies was based on publicly available consensus mean research analysts’ estimates, public filings and closing prices, in each case, as of October 25, 2019 (other than for CyrusOne Inc., for which data as of August 15, 2019 was used in light of subsequent price impact of potential sales rumors). Financial data for Parent was based on (a) publicly available consensus mean research analysts’ estimates, public filings and closing prices, in each case, as of October 25, 2019, and (b) projections provided by Parent’s senior management.

The results of this analysis are summarized in the following table:

P/AFFO
Selected Publicly Traded Companies	2020E	2021E
Equinix, Inc.	23.1x	21.3x
CyrusOne Inc.	16.7x	14.3x
CoreSite Realty Corp.	22.2x	19.6x
QTS Realty Trust, Inc.	17.9x	15.1x
Mean	20.0x	17.6x
Median	20.0x	17.3x
Parent (Consensus Mean)	19.5x	18.0x
Parent (Digital Realty Management Case)	21.1x	18.7x

In reviewing the characteristics of the selected publicly traded companies for purposes of determining reference ranges for Parent, Moelis noted that it (i) focused on projected revenue growth and margin profiles and (ii) took into account the Parent’s projected lower growth rate but higher margin profile relative to the other selected publicly traded companies. As a result, Moelis used the mean and median P/AFFO multiples in selecting reference ranges.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of (i) 18.0x to 22.0x P/AFFO for CY2020E, and (ii) 15.5x to 19.5x P/AFFO for CY2021E. Moelis then applied such multiple ranges to corresponding financial data for Parent (based on 2020 and 2021 AFFO estimates for Parent provided by Parent’s senior management). Moelis then derived implied per share reference ranges from the resulting implied equity value reference ranges, using the diluted share information described below. This analysis indicated the following implied per share reference ranges for Parent Common Stock, as compared to the closing price of Parent Common Stock on October 25, 2019:

Implied Per Share Reference Ranges Based On:		Parent Common Stock Closing Price on October 25, 2019
CY2020E P/AFFO	CY2021E P/AFFO
$119.35 – $145.85	$115.65 – $145.50	$132.82

Discounted Cash Flow Analyses

Moelis performed a DCF analysis of Parent using the Digital Realty Extrapolated Case and other information and data provided by management of the Company and Parent for the period beginning with the fiscal year ending December 31, 2020 through the fiscal year ending December 31, 2030 to calculate the present value as of December 31, 2019 of the estimated future unlevered free cash flows projected to be generated by Parent. In performing the DCF analysis of Parent, Moelis used a range of discount rates of 5.75% to 7.00% based on an estimate of Parent’s WACC using CAPM, based on a review of debt-to-total capitalization ratios of the selected publicly traded companies referenced above under “—Standalone Financial Analyses of Parent—Selected Publicly Traded Companies Analysis” in this Item 4, together with a size premium. In performing the DCF analysis of Parent, Moelis used a range of estimated terminal values derived by applying a range of perpetuity growth rates of 1.25% to 1.75% to Parent’s estimated unlevered free cash flow in 2030, normalized for differences between capital expenditures and depreciation and amortization expense. Moelis then derived an implied per share reference range using Parent’s projected net debt and aggregate preferred stock described above, as well as estimated diluted shares as of December 31, 2019 of approximately 217.7 million shares, in each case, as provided by Parent’s senior management. This analysis indicated the following implied per share references range for Parent Common Stock, as compared to the closing price per share of Parent Common Stock on October 25, 2019.

Implied Per Share Reference Range	Parent Common Stock Closing Price on October 25, 2019
$119.40 – $198.95	$132.82

Implied Exchange Offer Ratio Analysis

Selected Publicly Traded Companies Analysis

Using the ranges of implied values per Share and the ranges of implied values per share for Parent Common Stock based on the valuation metrics for the selected publicly traded companies analyses for each company on a standalone basis as described above, Moelis calculated implied exchange offer ratio ranges by (i) dividing the lowest implied value per Share implied by the selected EV/Adjusted EBITDA multiples for each of CY2020E and CY2021E by the highest implied value per share of Parent Common Stock implied by each of the selected P/AFFO multiples for the corresponding year to arrive at the low end of the implied exchange offer ratio range and (ii) dividing the highest implied value per Share implied by the selected EV/Adjusted EBITDA multiples for each of CY2020E and CY2021E by the lowest implied value per share of Parent Common Stock implied by each of the selected P/AFFO multiples for the corresponding year to arrive at the high end of the implied exchange offer ratio range. This analysis indicated the following implied exchange offer ratio reference ranges, as compared to the Exchange Offer Ratio:

Implied Exchange Offer Ratio Reference Ranges:		Exchange Offer Ratio
CY2020E Analysis	CY2021E Analysis
0.471x – 0.675x	0.514x – 0.747x	0.7067x

Selected Precedent Transactions Analysis

Using the ranges of implied values per Share based on the valuation metric for the precedent transaction analyses for the Company on a standalone basis as described above, and the ranges of implied values per share for Parent Common Stock based on the valuation metrics for the selected publicly traded companies analyses for Parent on a standalone basis as described above, Moelis calculated implied exchange offer ratios by (i) dividing the lowest implied value per Share implied by the selected EV/NTM Adjusted EBITDA multiples by the highest implied value per share of Parent Common Stock implied by each of the selected P/AFFO multiples for CY2020E and CY2021E, to arrive at the low end of the implied exchange offer ratio range and (ii) dividing the highest implied value per Share implied by the selected EV/NTM Adjusted EBITDA multiples by the lowest implied value per share of Parent Common Stock implied by each of the selected P/AFFO multiples for CY2020E and CY2021E to arrive at the high end of the implied exchange offer ratio range. This analysis indicated the following implied exchange offer ratio reference range, as compared to the Exchange Offer Ratio:

Implied Exchange Offer Ratio Reference Range:	Exchange Offer Ratio
0.373x – 0.718x	0.7067x

Discounted Cash Flow Analysis

Using the range of implied values per Share and the ranges of implied values per share for Parent Common Stock based on the valuation metrics for the discounted cash flow analyses for each company on a standalone basis as described above, Moelis calculated implied exchange offer ratio ranges by (i) dividing the lowest implied value per Share implied by DCF analysis by the highest implied value per share of Parent Common Stock implied by the DCF analysis to arrive at the low end of the implied exchange offer ratio range and (ii) dividing the highest implied value per Share implied by the discounted cash flow analysis by the lowest implied value per share of Parent Common Stock implied by the discounted cash flow analysis to arrive at the high end of the implied exchange offer ratio range. This analysis indicated the following implied exchange offer ratio reference range, as compared to the Exchange Offer Ratio:

Implied Exchange Offer Ratio Reference Range:	Exchange Offer Ratio
0.257x – 1.111x	0.7067x

Update to Analysis

Subsequent to the October 29, 2019 Company Board meeting, Moelis discovered certain errors in certain inputs to its financial analyses presented to the Company Board, and promptly revised its analyses based on corrected information. The discovered errors involved (i) including cash contributions by Parent to an unconsolidated joint venture investment in “—Standalone Financial Analyses of the Company—Selected Publicly Traded Companies Analysis” in this Item 4 above, which had the effect of lowering the EV/Adjusted EBITDA multiples for Parent in each of 2020E and 2021E by 0.4x, (ii) using estimated diluted Shares outstanding as of December 31, 2019 for the Company of approximately 77.8 million, as opposed to diluted Shares outstanding as of such date of approximately 77.4 million in each of “—Standalone Financial Analyses of the Company—Selected Publicly Traded Companies Analysis” and “—Standalone Financial Analyses of the Company—Selected Precedent Transaction Analysis” in this Item 4 above, and (iii) using estimated diluted shares outstanding as of December 31, 2019 for Parent of approximately 209.2 million shares, as opposed to diluted shares outstanding as of such date of approximately 217.7 million shares in “—Standalone Financial Analyses of Parent—Selected Publicly Traded Companies Analysis” in this Item 4 above. Moelis confirmed to the Company Board that these revisions did not result in any change to Moelis’ fairness opinion. Moelis did, however, provide the Company Board with corrected analyses, which indicated the following corrected implied exchange offer ratio reference ranges: (i) “Selected Publicly Traded Companies Analysis”: CY2020E Analysis: 0.492x – 0.706x and CY2021E Analysis: 0.538x – 0.780x, and (ii) “Selected Precedent Transactions Analysis”: 0.390x – 0.750x.

Other Information

Moelis also noted for the Company Board the following analyses that were not considered part of Moelis’ financial analyses with respect to its opinion but were referenced for informational purposes:

•

the historical average exchange ratio for certain periods during the prior three-year period (ending on October 9, 2019 (the unaffected date)), calculated by dividing the closing price per Share by the closing price per share of Parent Common Stock for each day during the applicable period. This analysis showed average 30-day, average 90-day and average one-year historical exchange ratios of 0.6232x, 0.6342x and 0.5855x, respectively. Moelis also noted that the three-year high of such historical exchange ratio was 0.6643x;

•

the respective contributions of the Company to the combined companies’ (i) market capitalization, as of October 9, 2019 (the unaffected date) of 17.2%, (ii) CY2020E – CY2022E revenue of 20.3% – 23.7%, (iii) CY2020E – CY2022E Adjusted EBITDA of 15.9% – 18.5%, and (iv) CY2020E – CY2022E AFFO of 15.9% – 18.5%, in each case, as compared to the Company’s contribution to the combined companies’ market capitalization based on the implied offer consideration of 20.0%;

•

the historical intraday prices for Shares during the 52-week period ended on October 9, 2019 (the unaffected date), which reflected low and high stock prices during such period ranging from $50.05 to $82.48 per share compared to the implied offer consideration of $93.86 per share;

•

the historical intraday prices for Parent Common Stock during the 52-week period ended October 25, 2019, which reflected low and high stock prices during such period ranging from $100.05 to $136.32 per share compared to the closing price of Parent Common Stock on October 25, 2019 of $132.82 per share;

•

one-year forward share price targets for Shares in recently published, publicly available Wall Street research analysts’ reports released prior to October 9, 2019 (the unaffected date), which indicated undiscounted low and high share price targets ranging from $82.00 to $100.00 per share;

•

one-year forward stock price targets for Parent Common Stock in recently published, publicly available Wall Street research analysts’ reports released prior to October 25, 2019, which indicated undiscounted low and high share price targets ranging from $109.00 to $147.00 per share; and

•

using the historical intraday prices for Shares during the 52-week period ended on October 9, 2019 (the unaffected date), and the historical closing prices for Parent Common Stock during the 52-week period ended on October 9, 2019 (the unaffected date), the implied exchange offer ratios during such periods ranged from 0.500x to 0.664x.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to the Company, Parent or the Offer. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent or Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Exchange Offer Ratio was determined through arms’ length negotiations between the Company and Parent. Moelis did not recommend any specific consideration to the Company, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions.

Moelis was retained to render an additional fairness opinion to the Company in connection with the Transactions. The Company Board selected Moelis in connection with the Transactions because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent. In the two years preceding the date of Moelis’ opinion, Moelis had not provided any investment banking or other services to either the Company or Parent unrelated to the Offer. In the future Moelis may provide investment banking or other services to either the Company or Parent and would expect to receive compensation for such services.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Other than as described below, none of the Company, Parent, Buyer or any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Company Shares or holders of Parent Common Stock on its behalf with respect to, as applicable, the Offer, the matters to be voted on at the Company’s EGM, the issuance of Parent Common Stock in connection with the Transactions, the Transactions or any related matters.

Pursuant to the terms of Guggenheim Securities’ engagement as the Company’s financial advisor, the Company has agreed to pay Guggenheim Securities an aggregate cash transaction fee (based on a percentage of the aggregate value associated with the Transactions) upon consummation of the Transactions, which aggregate cash transaction fee currently is estimated to be $84,500,000. Such aggregate cash transaction fee includes the following amounts that the Company previously has paid to Guggenheim Securities: (i) certain aggregate cash retainer payments of $4,500,000 (all but $750,000 of which is creditable against the aggregate cash transaction fee), (ii) a financial advisory fee of $4,000,000 (none of which is creditable against the aggregate cash transaction fee) and (iii) a cash milestone fee of $10,700,000 (all of which is creditable against the aggregate cash transaction fee) that became payable upon the rendering of Guggenheim Securities’ opinion. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement. The Company also has granted Guggenheim Securities the right to provide certain investment banking and other services to the Company in the future, on customary terms and conditions.

Pursuant to the terms of Moelis’ engagement to render an additional opinion to the Company, the Company agreed to pay Moelis a cash fee of $2,000,000 upon the rendering of such opinion, regardless of the conclusion reached therein. In addition, the Company has agreed to reimburse Moelis for certain expenses and to indemnify Moelis against certain liabilities arising out of its engagement.

The Company has retained Innisfree M&A Incorporated to assist with the solicitation of proxies for the EGM for a fee not to exceed $50,000, plus reimbursement for out-of-pocket expenses. All expenses of solicitation of proxies will be borne by the Company.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by the Company during the 60 days prior to the date of this Schedule 14D-9. In addition to the transactions set forth above under “Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Executive Officers and Directors of the Company” in Item 3, the following transactions with respect to Shares have been effected by the members of the Company Board or the Company’s executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9:

•

On January 2, 2020, Adriaan Oosthoek disposed of 6,212 Shares for $83.44 per Share to cover taxes due on the January 1, 2020 vesting of Company Performance Shares granted under the Company’s 2013 Amended International Equity Based Incentive Plan.

•

On January 2, 2020, Giuliano Di Vitantonio disposed of 6,214 Shares for $83.44 per Share to cover taxes due on the January 1, 2020 vesting of Company Performance Shares granted under the Company’s 2013 Amended International Equity Based Incentive Plan.

•

On January 2, 2020, Jaap Camman disposed of 5,337 Shares for $83.44 per Share to cover taxes due on the January 1, 2020 vesting of Company Performance Shares and Company Restricted Shares granted under the Company’s 2013 Amended International Equity Based Incentive Plan.

•

On January 2, 2020, Jan-Pieter Anten disposed of 5,581 Shares for $83.44 per Share to cover taxes due on the January 1, 2020 vesting of Company Performance Shares and Company Restricted Shares granted under the Company’s 2013 Amended International Equity Based Incentive Plan.

•

On January 3, 2020, David C. Ruberg disposed of 26,624 Shares for $83.18 per Share to cover taxes due on the January 1, 2020 vesting of Company Performance Shares granted under the Company’s 2017 Executive Director Long-Term Incentive Plan.

To the Company’s knowledge, after making reasonable inquiry, no other transactions with respect to Shares have been effected by any of the members of the Company Board or the Company’s executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relates to (i) an exchange offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

(a)	Appraisal Rights

The Company’s shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the Shares or the Intrepid I shares, as applicable, in connection with the Offer. Neither the Company’s shareholders nor the shareholders of Intrepid I are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the Shares or Intrepid I shares in connection with the Offer or, subject to the following, the Post-Offer Reorganization. Pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) owns at least 95% of the Company’s issued capital may institute proceedings against the Company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Court of the Amsterdam Court of Appeal, which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Court on the value of the shares to be transferred. As part of the Post-Offer Reorganization, Buyer may initiate such proceedings in respect of Intrepid I shares or the Shares.

(b)	Regulatory and Other Approvals

Antitrust Compliance

Netherlands: Based on a review of the information currently available about the businesses in which Parent and the Company are engaged, a merger filing with The Netherlands Authority for Consumers and Markets (the “ACM”) and observation of the applicable review period under the Dutch Competition Act of 22 May 1997 is required before the Purchase Agreement and the Transactions may close. The initial review period is 28 calendar days from filing of a notification with the ACM concerning the Purchase Agreement and the Transactions (Phase I). The review period may be extended for an additional 90 calendar days in the event of an in-depth investigation by the ACM (Phase II). Requests for additional information by the ACM stop the clock until such information has been provided.

Austria: Based on a review of the information currently available about the businesses in which Parent and the Company are engaged, a merger filing with the Austrian Federal Competition Authority (the “FCA”) and observation of the applicable review period under the Austrian Cartel Act 2005 is required before the Purchase Agreement and the Transactions may close. The review period is 28 calendar days from filing of a notification to the FCA concerning the Purchase Agreement and the Transactions. The review period ended on January 13, 2020, and the FCA concluded that no investigation would be opened.

Germany: Based on a review of the information currently available about the businesses in which Parent and the Company are engaged, a merger filing with the Bundeskartellamt (the “Bundeskartellamt”) and observation of the applicable review period under the Act against Restraints of Competition is required before the Purchase Agreement and the Transactions may close. The review period is 28 calendar days from filing of a notification to the Bundeskartellamt concerning the Purchase Agreement and the Transactions. The review period ended on January 13, 2020, and the Bundeskartellamt concluded that no investigation would be opened.

Other Approvals.

France: Based on a review of the information currently available about the businesses in which Parent and the Company are engaged, approval of the French Ministry for the Economy and Finance shall be required pursuant to Article R.153-2 of the French Monetary and Financial Code before the Purchase Agreement and the Transactions may close. The statutory review period is two months from the date on which the French Ministry for the Economy and Finance confirms the filing is complete. However, this period can be extended where the Minister requests additional information to assess the Transactions. After Closing, a declaration will need to be made to the French Ministry for the Economy confirming that the Transactions have been completed in identical terms to the information provided in the prior authorization request. If not, any derogations should be identified and explained. A declaration will also need to be made to confirm that the terms and conditions attached to the authorization (if any) have been fulfilled and relevant details will need to be provided.

Germany: Based on a review of the information currently available about the businesses in which Parent and the Company are engaged, a notification is required to the German federal ministry of economic affairs and energy (the “BMWi”) pursuant to the German Regulation on Foreign Trade (Außenwirtschaftsverordnung, AWV). The BMWi may then launch an investigation if the Transactions causes concerns for German public safety and order. If the BMWi concludes that concerns exist, it may demand appropriate safeguards from Buyer to resolve these concerns. If no agreement can be reached on safeguards, BMWi has the power to prohibit the Transactions after having obtained the consent of the German federal cabinet. Although this is not a legal requirement, Buyer may apply with the BMWi for a certificate of non-objection in order to achieve legal certainty. After receiving an application for a certificate of non-objection, the ministry has a period of two months to review the Transactions and decide whether to open an investigation. If it does not announce its intention to initiate an investigation within two months after having received the application, the certificate of non-objection is deemed to have been tacitly granted. If the BMWi decides to start an investigation, it has another four months to investigate the case, request additional documentation and information and negotiate possible safeguards to address public safety concerns raised by the Transactions.

In furtherance of the foregoing, Parent, Buyer and the Company have agreed to use their reasonable best efforts to consummate the Transactions. The obligations of the parties with respect to regulatory efforts in connection with the antitrust laws are detailed in the section entitled “Summary—Regulatory Approvals Required for the Offer” of the Exchange Offer Prospectus.

The Company and Parent are not aware of any other pre-Closing antitrust, competition law or foreign investment filings required in connection with the Transactions.

Certain Shareholder Approvals Required in Connection with the Post-Offer Steps

Information about the Parent Special Meeting. Under the Purchase Agreement, Parent is required to hold a special meeting (the “Parent Special Meeting”), where Parent stockholders will be asked to consider and vote upon the following matters:

•	a proposal to approve the issuance of Parent Common Stock in connection with the Transactions; and

•

a proposal to approve one or more adjournments of the Parent Special Meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of Parent Common Stock in connection with the Transactions.

Approval of the proposal to approve the issuance of Parent Common Stock in connection with the Transactions requires the affirmative vote of at least a majority of all votes cast on such proposal subject to the presence of a quorum.

Approval of the proposal to approve one or more adjournments of the Parent Special Meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of Parent Common Stock in connection with the Transactions requires the affirmative vote of at least a majority of all votes cast on such proposal subject to the presence of a quorum.

Information about the Company EGM

Under the Purchase Agreement, the Company is required to hold an Extraordinary General Meeting (“EGM”) where the Company’s shareholders will be provided with information regarding the Offer and will be asked to vote on the following proposals, each explicitly subject to the conditions set out in the detailed descriptions of the proposals set out in the Company’s definitive proxy statement (whereby each of the capitalized terms has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise):

•	to approve the Legal Merger in accordance with the proposal setting forth the terms of the Legal Merger (the “Legal Merger Proposal”);

•	to approve the Legal Demerger in accordance with the proposal setting forth the terms of the Legal Demerger (the “Legal Demerger Proposal”);

•	to approve (A) the Asset Sale and (B) the Post-Demerger Share Sale;

•

to approve (A) the dissolution of the Company, (B) the appointment of Stichting Vereffening InterXion as liquidator of the Company (the “Liquidator”) and approval of reimbursement of the Liquidator’s reasonable salary and costs,, and (C) the appointment of an affiliate of the Buyer as the custodian of the books and records of the Company in accordance with Section 2:24 of the Dutch Civil Code;

•	to grant full and final discharge to each member of the Company Board for their acts of management or supervision, as applicable, up to the date of the EGM;

•

to approve the proposed conversion into a private company with limited liability (een besloten vennootschap met beperkte aansprakelijkheid) and amendment of the articles of association of the Company and to authorize each lawyer, paralegal and (prospective-) civil law notary at De Brauw Blackstone Westbroek N.V. in Amsterdam, to execute the deed of conversion and amendment of the articles of association of the Company; to appoint certain persons on the Company Board to replace the resigning members of the Company Board; and

•	to transact such other business as may properly come before the EGM or any adjournments thereof.

The EGM will be held on the date specified in the Company’s definitive proxy statement. The Company’s shareholders who hold Shares on the record date specified in the Company’s definitive proxy statement with respect to the EGM are entitled to vote on the above proposals and receive the Company’s definitive proxy statement.

If the required vote on the proposals set out above is not achieved, a further EGM may be convened. During such subsequent meeting, the same proposals may be put to a vote again as well as other proposals the Company Board reasonably determines to be necessary in order to effect the Transactions set out in the Purchase Agreement.

(c)	Annual Report on Form 20-F and Reports on Form 6-K

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference: (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 30, 2019 (the “2018 Annual Report”); and (ii) the Company’s reports on Form 6-K furnished with the SEC on May 9, 2019, August 7, 2019 and November 7, 2019.

(d)	Certain Financial Projections Utilized by the Company Board and the Company’s Financial Advisors

The Company does not as a matter of course make public long-term projections as to future revenues, earnings or other results, and projections for extended periods of time are of particular concern to the Company, due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its consideration of the Transactions, the Senior Management Team prepared and provided to the Company Board, Guggenheim Securities, the Company’s financial advisor, and Moelis certain unaudited prospective financial information regarding the Company’s operations for fiscal years 2019 through 2030 (the “Company Projections”). In addition, in connection with the due diligence review of the Company by Parent, the Senior Management Team provided the Company Projections for fiscal years 2019 through 2028 (excluding Company Projections for fiscal years 2029 and 2030) to Parent and its financial advisor. The below summary of the Company Projections is included for the purpose of providing Company shareholders access to certain non-public information that was furnished to certain parties in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence the voting or investment decision of any Company shareholder or Parent stockholder.

In addition, in connection with the due diligence review of Parent by the Company, Parent’s senior management prepared and provided to the Company Board, Guggenheim Securities and Moelis the Parent Projections, consisting of certain unaudited prospective financial information regarding Parent’s operations for fiscal years 2019 through 2024 and described in further detail in “—(e) Certain Parent Management Projections” in this Item 8. In connection with the Transactions, the Senior Management Team reviewed the Parent Projections and prepared and provided to the Company Board, Guggenheim Securities and Moelis certain unaudited prospective financial information regarding Parent’s operations for fiscal years 2025 through 2030 (the “Company Extrapolated Parent Projections”), which were based in part on the Parent Projections and included assumptions of the Senior Management Team with respect to Parent’s future performance and industry growth trends. The Company Extrapolated Parent Projections were prepared so that the Company Projections could be more readily compared to the prospective financial information regarding Parent.

The Company Projections and the Company Extrapolated Parent Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with International Financial Reporting Standards (“IFRS”) or Generally Accepted Accounting Principles (United States) (“GAAP”), as applicable, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the Royal Netherlands Institute of Chartered Accountants or the American Institute of Certified Public Accountants, as applicable, for preparation and presentation of financial projections. The inclusion of the Company Projections and the Company Extrapolated Parent Projections should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such, and readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Company Projections or the Company Extrapolated Parent Projections. The Company Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, the Senior Management Team. The Company Extrapolated Parent Projections have been prepared by the Senior Management Team and not by Parent’s senior management. The Company Projections and Company Extrapolated Parent Projections were prepared separately and are not intended to be added together. Adding the two companies’ forward-looking information together would not represent the results the combined business would achieve if the Transactions were completed.

While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including those discussed below and assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to the Company’s and Parent’s businesses) that are inherently subjective and uncertain and are beyond the control of the Senior Management Team. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to the Company’s and Parent’s businesses (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “—(f) Cautionary Note Regarding Forward-Looking Statements” in this Item 8 and “The Solicitation or Recommendation—(b) Background of the Purchase Agreement; Reasons for the Recommendation of the Company Board—Transaction Risks” in Item 4. This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. The Company’s shareholders are urged to review the most recent SEC filings of the Company and Parent for a description of their respective reported and anticipated results of operations and financial condition and capital resources, including in “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and Report on Form 6-K for the three-month and nine-month periods ended September 30, 2019, which are incorporated by reference into this Schedule 14D-9, and Parent’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

None of the Company, Parent or their respective officers, trustees, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

The Company has not made and makes no representation to Parent or any Company shareholder or Parent stockholder, in the Purchase Agreement or otherwise, concerning the below unaudited prospective financial information or regarding the Company’s or Parent’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company urges all Company shareholders and Parent stockholders not to place undue, if any, reliance on such information and to review the Company’s and Parent’s most recent SEC filings for a description of the Company’s and Parent’s reported financial results, respectively.

Neither KPMG Accountants N.V., KPMG LLP nor any other independent accountants have compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of KPMG Accountants N.V. contained in the Company’s Form 20-F for the year ended December 31, 2018, which is incorporated by reference into this Schedule 14D-9, relates to the historical financial information of the Company. It does not extend to the Company Projections and should not be read to do so. The report of KPMG LLP contained in Parent’s Form 10-K for the year ended December 31, 2018 relates to the historical financial information of Parent. It does not extend to the Company Extrapolated Parent Projections and should not be read to do so. Furthermore, none of the unaudited prospective financial information takes into account any circumstances or events occurring after the dates on which it was prepared.

The Company Projections and Company Extrapolated Parent Projections were prepared based on each of the Company and Parent, respectively, as a stand-alone company. Such forecasts do not take into account the Transactions, including the expenses that may be incurred in connection with consummating the Transactions, the potential Synergies that may be achieved by the combined company as a result of the Transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Purchase Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken had the Purchase Agreement not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions.

Company Projections

The Company Projections were based on numerous variables and assumptions, including the following: approximately €321 - €722 million of annual upgrade and expansion capital expenditures assumed over the first seven years, tapering down to approximately €26 - €147 million of annual upgrade and expansion capital expenditures assumed over the subsequent five years, and 48.7% - 55.8% EBITDA (Post-SBC) margin over the twelve-year term.

The following tables present a summary of the Company Projections for fiscal years 2019 through 2030 for the Company on a standalone basis.

	Year Ending December 31,
	2019E	2020E	2021E	2022E	2023E	2024E
	(€ in millions)
Revenue(1)	€636	€739	€873	€1,029	€1,225	€1,440
EBITDA (Post-SBC)(2)	€310	€360	€429	€507	€624	€753
Capital Expenditures(3)	€607	€757	€713	€693	€665	€575
Unlevered Free Cash Flow(4)(5)	€(346)	€(481)	€(382)	€(297)	€(171)	€26

	Year Ending December 31,
	2025E	2026E	2027E	2028E	2029E	2030E
	(€ in millions)
Revenue(1)	€1,648	€1,822	€1,925	€2,029	€2,094	€2,136
EBITDA (Post-SBC)(2)	€879	€984	€1,042	€1,113	€1,157	€1,193
Capital Expenditures(3)	€387	€220	€161	€97	€101	€103
Unlevered Free Cash Flow(4)(5)	€322	€578	€672	€784	€812	€836

(1)

The Company calculates Revenue in accordance with IFRS. Revenue includes colocation revenue, interconnection revenue, lease income, power revenue and other services revenue (including managed services, connectivity and customer installation services including equipment sales).

(2)

EBITDA (Post-SBC) is defined as net income before interest, loss from early extinguishment of debt, income taxes, depreciation and amortization. EBITDA (Post-SBC) includes share-based compensation, or SBC, which primarily represents the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. In its analysis presented to the Company Board, instead of considering EBITDA (Post-SBC), Moelis considered Adjusted EBITDA (Pre-IFRS 16), which represents adjusted EBITDA prior to the application of IFRS 16—Leases issued by the IASB (“IFRS 16”), and did not treat SBC as an expense.

(3)

The Company calculates Capital Expenditures to include maintenance capital expenditures and upgrade and expansion capital expenditures, which amounts were presented individually in the Company projections delivered to the Company Board, Guggenheim Securities, Moelis and Parent. Maintenance capital expenditures represent payments to replace parts of existing property, plant and equipment and intangible assets, without necessarily extending its capacity or lifetime. Upgrade and expansion capital expenditures represent payments that either increase capacity or extend the lifetime of existing property, plant and equipment and intangible assets as recorded on the Company’s consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

(4)

Unlevered Free Cash Flow is defined as EBITDA (Post-SBC) less (i) income (expense) related to the evaluation and execution of potential mergers or acquisitions, (ii) taxes, (iii) Capital Expenditures, (iv) adjustments under IFRS 16 and (v) increases (decreases) in net working capital, plus costs related to terminated and unused data center sites, and further adjusted for other items that management believes are not representative of the Company’s current ongoing performance, including adjustments for the cumulative effect of changes in accounting principles or estimates, impairment losses, litigation gains (losses) or windfall gains (losses).

(5)	Unlevered Free Cash Flow figures are presented on an annual basis from January 1st through December 31st.

Company Extrapolated Parent Projections

The Company Extrapolated Parent Projections were based on numerous variables and assumptions, including approximately $277 – $318 million of annual recurring capital expenditures (including Parent’s share of recurring capital expenditures at unconsolidated joint ventures and development capital expenditures for Parent’s share of the Ascenty joint venture) over the six-year term and 63.9% – 65.1% EBITDA (Post-SBC) margin over the six-year term, which represented the Senior Management Team’s reasonable assumptions of Parent’s future performance and industry growth trends.

The following table presents a summary of the Company Extrapolated Parent Projections for fiscal years 2025 through 2030 for Parent on a standalone basis.

	Year Ending December 31,
	2025E	2026E	2027E	2028E	2029E	2030E
	($ in millions)
Revenue(1)	$4,477	$4,679	$4,845	$4,970	$5,050	$5,126
EBITDA (Post-SBC)(2)	$2,862	$3,000	$3,118	$3,214	$3,285	$3,338
Capital Expenditures(3)	$277	$290	$300	$308	$313	$318
Unlevered Free Cash Flow(4)(5)(6)	$2,552	$2,674	$2,779	$2,864	$2,928	$2,974

(1)

Parent calculates Revenue to include operating revenues from rental revenues, tenant reimbursements—utilities, tenant reimbursements—other, interconnection & other, fee income and termination fees. Revenue includes straight-line rental revenue and above- and below-market rent amortization in accordance with GAAP.

(2)	EBITDA (Post-SBC) is defined as Revenue less operating expenses, less general and administrative expense, plus other income (expenses).
(3)

Capital expenditures figures is defined as recurring capital expenditures (including Parent’s share of recurring capital expenditures at unconsolidated joint ventures and development capital expenditures for Parent’s share of the Ascenty joint venture), which amounts were presented separately to the Company Board, Guggenheim Securities and Moelis.

(4)

Unlevered Free Cash Flow is defined as Adjusted EBITDA (as defined in “(e)—Certain Parent Management Projections”) in this Item 8 less (i) tax expense, (ii) non-cash deferred tax expense, (iii) noncontrolling interests in operating partnership and after adjustments for unconsolidated partnerships and joint ventures, (iv) straight-line rental revenue, (v) straight-line rental expense, (vi) above- and below-market rent amortization, (vii) recurring capital expenditures (including Parent’s share of recurring capital expenditures at unconsolidated joint ventures), (viii) development capital expenditures (including Parent’s share of development capital expenditures at unconsolidated joint ventures), (ix) enhancements and other non-recurring capital expenditures, (x) net proceeds from real estate transactions, (xi) land acquisitions, (xii) leasing compensation and internal lease commissions, (xiii) severance, equity acceleration, and legal expenses, (xiv) transaction and integration expenses and (xv) increases (decreases) in working capital.

(5)	Unlevered Free Cash Flow figures are presented on an annual basis from January 1st through December 31st.
(6)	The 2029E Unlevered Free Cash Flow figure in Moelis’ analysis presented to the Company Board was $2,929 million.

Non-IFRS and Non-GAAP Financial Measures

The Company Projections and Company Extrapolated Parent Projections set forth above regarding EBITDA (Post-SBC) and Unlevered Free Cash Flow are measures not calculated in accordance with IFRS, in the case of the Company Projections, or GAAP, in the case of the Company Extrapolated Parent Projections. Such non-IFRS and non-GAAP measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS or GAAP, respectively. The Company is not providing a quantitative reconciliation of the forward-looking financial measures set forth above that are not calculated in accordance with IFRS or GAAP, as applicable. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-IFRS or non-GAAP financial measure, as applicable, is only required to the extent it is available without unreasonable efforts. The Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, including normal variability in income taxes, share-based compensation, which is directly impacted by unpredictable fluctuations in the Company’s share price, and other non-recurring or unusual items such as impairment losses, transaction costs and litigation gains (losses). The Company is unable to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of the forward-looking non-IFRS and non-GAAP financial measures cannot be accurately forecast by the Company, and therefore the reconciliations have been omitted.

The Company and Parent may calculate the non-IFRS and non-GAAP financial measures presented herein using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this Schedule 14D-9 with respect to the opinions of Guggenheim Securities and Moelis may not be directly comparable to one another.

(e)	Certain Parent Management Projections

Parent does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Offer and the other Transactions, Parent’s senior management prepared and provided to the Parent board in connection with its evaluation of the Offer and the other Transactions, and to its financial advisor BofA Securities, Inc., certain unaudited prospective financial information regarding Parent’s operations for fiscal years 2019 through 2024 (the “Parent Projections”). In addition, in connection with the due diligence review of Parent by the Company, Parent’s senior management provided the Parent Projections to the Company and its financial advisors. The below summary of the Parent Projections is included for the purpose of providing the Company shareholders access to certain non-public information that was furnished to certain parties in connection with the Offer and the other Transactions, and such information may not be appropriate for other purposes, and is not included to influence the voting or investment decision of any Parent stockholder or Company shareholder.

The Parent Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. The inclusion of the Parent Projections should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Parent Projections. The Parent Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, Parent’s senior management.

While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Parent’s business) that are inherently subjective and uncertain and are beyond the control of Parent’s senior management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Parent’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “—(f) Cautionary Note Regarding Forward-Looking Statements” in Item 8 and “The Solicitation or Recommendation—(b) Background of the Purchase Agreement; Reasons for the Recommendation of the Company Board—Transaction Risks” in Item 4.

This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. The Company’s shareholders are urged to review the most recent SEC filings of Parent for a description of the reported and anticipated results of operations and financial condition and capital resources, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the combined Annual Report on Form 10-K of Parent and Digital Realty Trust, L.P., a Maryland limited partnership and subsidiary of Parent (“Parent OP”), for the year ended December 31, 2018, and the combined Quarterly Report on Form 10-Q of Parent and Parent OP for the quarter ended September 30, 2019.

None of Parent, the Company or their respective officers, trustees, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

PARENT UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

Parent and the Company may calculate certain non-GAAP financial metrics, including EBITDA and unlevered free cash flows, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures may not be directly comparable to one another.

Parent has not made and makes no representation to the Company or any Parent stockholder or Company shareholder, in the Purchase Agreement or otherwise, concerning the below unaudited prospective financial information or regarding Parent’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company shareholders are urged not to place undue reliance on such information and to review Parent’s most recent SEC filings for a description of Parent’s reported financial results.

Neither KPMG LLP nor any other independent accountants have compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of KPMG LLP contained in the combined Form 10-K of Parent and Parent OP for the year ended December 31, 2018, relates to the historical financial information of Parent. It does not extend to the unaudited prospective financial information contained in this Schedule 14D-9 and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the dates on which it was prepared.

The Parent Projections were based on numerous variables and assumptions, including the following: approximately $1.3 – $1.5 billion of annual development capital expenditures assumed over the six-year term and approximately 59% – 64% Adjusted EBITDA margin over the six-year term.

The following table represents a summary of the Parent Projections for the calendar years ended 2019 through 2024 for Parent on a standalone basis.

	Year Ending December 31,
	2019E	2020E	2021E	2022E	2023E	2024E
	($ in millions)
Revenue(1)	$3,197	$3,202	$3,427	$3,655	$3,919	$4,204
Adjusted EBITDA(2)	$1,898	$1,930	$2,120	$2,307	$2,483	$2,677
Capital Expenditures(3)	$1,608	$1,640	$1,679	$1,595	$1,586	$1,497
Unlevered Free Cash Flows(4)(5)	$957	$693	$414	$650	$827	$1,149

(1)

Parent calculates revenue to include operating revenues from rental revenues, tenant reimbursements—utilities, tenant reimbursements—other, interconnection & other, fee income and termination fees. Revenue includes straight-line rental revenue and above- and below-market rent amortization in accordance with GAAP.

(2)

Parent believes that earnings before interest, loss from early extinguishment of debt, income taxes and depreciation and amortization, or EBITDA, and Adjusted EBITDA (as defined below), are useful supplemental performance measures because they allow investors to view Parent’s performance without the impact of non-cash depreciation and amortization or the cost of debt and, with respect to Adjusted EBITDA, severance, equity acceleration, and legal expenses, transaction and integration expenses, (gain) loss on real estate transactions, equity in earnings adjustment for non-core items, other non-core adjustments, net, noncontrolling interests, preferred stock dividends, including undeclared dividends, and issuance costs associated with redeemed preferred stock. Parent calculates Adjusted EBITDA as EBITDA excluding unconsolidated joint venture real estate related depreciation & amortization, unconsolidated joint venture interest and taxes, severance, equity acceleration, and legal expenses, transaction and integration expenses, gain on sale / deconsolidation, impairment of investments in real estate, other non-core adjustments, net, noncontrolling interests, preferred stock dividends, including undeclared dividends, and issuance costs associated with redeemed preferred stock. In addition, Parent believes EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. Because EBITDA and Adjusted EBITDA are calculated before recurring cash charges including interest expense and income taxes, exclude capitalized costs, such as leasing commissions, and are not adjusted for capital expenditures or other recurring cash requirements of Parent’s business, their utility as a measure of Parent’s performance is limited. Other REITs may calculate EBITDA and Adjusted EBITDA differently than Parent does and accordingly, Parent’s EBITDA and Adjusted EBITDA may not be comparable to such other REITs’ EBITDA and Adjusted EBITDA. Accordingly, EBITDA and Adjusted EBITDA should be considered only as supplements to net income computed in accordance with GAAP as a measure of Parent’s financial performance.

(3)

Parent calculates capital expenditures to include recurring capital expenditures and development capital expenditures. Recurring capital expenditures represent non-incremental building improvements required to maintain current revenues, including second-generation tenant improvements and external leasing commissions. Recurring capital expenditures do not include acquisition costs contemplated when underwriting the purchase of a building, costs which are incurred to bring a building up to Parent’s operating standards, or internal leasing commissions. Development capital expenditures includes Parent’s share of development capital expenditures at unconsolidated joint ventures and excludes capitalized interest.

(4)

Parent calculates unlevered free cash flows by adding to or subtracting from Adjusted EBITDA (i) tax expense, (ii) non-cash deferred tax expense, (iii) noncontrolling interests in operating partnership and after adjustments for unconsolidated partnerships and joint ventures, (iv) straight-line rental revenue, (v) straight-line rental expense, (vi) above- and below-market rent amortization, (vii) recurring capital expenditures (including Parent’s share of recurring capital expenditures at unconsolidated joint ventures), (viii) development capital expenditures (including Parent’s share of development capital expenditures at unconsolidated joint ventures), (ix) enhancements and other non-recurring capital expenditures, (x) net proceeds from real estate transactions, (xi) land acquisitions, (xii) leasing compensation and internal lease commissions, (xiii) severance, equity acceleration, and legal expenses, (xiv) transaction and integration expenses and (xv) changes in working capital. Other REITs may calculate unlevered free cash flows differently than Parent does and accordingly, Parent’s unlevered free cash flows may not be comparable to other REITs’ unlevered free cash flows. Unlevered free cash flows should be considered only as a supplement to net income computed in accordance with GAAP as a measure of Parent’s financial performance.

(5)

Unlevered free cash flows for the 2019 period represents unlevered free cash flows for the second half of 2019 from July 1, 2019 through December 31, 2019. All other figures are presented on an annual basis from January 1st through December 31st.

(f)	Cautionary Note Regarding Forward-Looking Statements

Information both included and incorporated by reference in this document contains certain forward-looking statements with respect to the Offer and related Transactions, including the timing of the completion of the Transactions and the expected benefits of the proposed Transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the Offer and the Transactions on the Company’s business relationships (including, without limitation, partners and customers), operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement, and the risk that the Purchase Agreement may be terminated in circumstances that require the Company to pay termination compensation; the outcome of any legal proceedings that may be instituted against the Company related to the Purchase Agreement; uncertainties as to the number of shareholders of the Company who may tender their Shares in the Offer; the failure to satisfy other conditions to completion of the Transactions, including the receipt of all regulatory approvals related to the Transactions (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed Transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in the Company’s other reports and other public filings with the SEC.

These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause the Company’s plans, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. The Company assumes no obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

(g)	Additional Information and Where to Find It

The Company and Parent are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. The Company and Parent are required to disclose in such reports, proxy statements and other information certain information, as of particular dates, concerning their respective directors and officers, their remuneration, equity awards granted to them, the principal holders of their securities and any material interest of such persons in transactions with the Company and Parent, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at www.sec.gov, at the Company’s website (https://www.interxion.com) or by contacting the Company’s Investor Relations Department at (813) 644-9399.

The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9. The Company incorporates by reference into this Schedule 14D-9 the following documents (other than any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the SEC on April 30, 2019; and

•

the Company’s Reports on Form 6-K furnished to the SEC on May 9, 2019, including Exhibit 99.1 thereto, August  7, 2019, including Exhibit  99.1 thereto, November  7, 2019, including Exhibit  99.1 thereto, January 7, 2020 and January 24 2020, including Exhibit 99.1 thereto.

The Company also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Form 6-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated by reference.

Exhibit No.	Description

(a)(1)(A)	Exchange Offer Prospectus, dated January 29, 2020 (incorporated by reference to the prospectus pursuant to Rule 424 filed by Digital Realty Trust, Inc. and Intrepid I B.V. with the SEC on January 29, 2020)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Digital Intrepid Holding B.V. and Digital Realty Trust, Inc. with the SEC on January 29, 2020)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Digital Intrepid Holding B.V. and Digital Realty Trust, Inc. with the SEC on January 29, 2020)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Digital Intrepid Holding B.V. and Digital Realty Trust, Inc. with the SEC on January 29, 2020)

(a)(4)	Exchange Offer Prospectus, dated January 29, 2020 (incorporated by reference to the prospectus pursuant to Rule 424 filed by Digital Realty Trust, Inc. and Intrepid I B.V. with the SEC on January 29, 2020)

(a)(5)(A)	Joint Press Release issued by Digital Realty Trust, Inc. and InterXion Holding N.V., dated October 29, 2019 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by InterXion Holding N.V. to the SEC on October 30, 2019)

(a)(5)(B)	Presentation Materials Used During a Conference Call with Investors of Digital Realty Trust, Inc. and InterXion Holding N.V. on October 29, 2019 (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished by InterXion Holding N.V. to the SEC on October 30, 2019)

(a)(5)(C)	Letter to InterXion Holding N.V. Employees, dated October 29, 2019 (incorporated by reference to Form 425 filed by InterXion Holding N.V. with the SEC on October 30, 2019)

(a)(5)(D)	Employee Q&A Sent to Employees of InterXion Holding N.V., dated October 29, 2019 (incorporated by reference to Form 425 filed by InterXion Holding N.V. with the SEC on October 30, 2019)

Exhibit No.	Description

(a)(5)(E)	Letter to InterXion Holding N.V. Customers, dated October 29, 2019 (incorporated by reference to Form 425 filed by InterXion Holding N.V. with the SEC on October 30, 2019)

(a)(5)(F)	Customer Q&A Sent to Customers of InterXion Holding N.V., dated October 29, 2019 (incorporated by reference to Form 425 filed by InterXion Holding N.V. with the SEC on October 30, 2019)

(a)(5)(G)	Transcript of Joint Investor Conference Call held by Digital Realty Trust, Inc. and InterXion Holding N.V. on October 29, 2019 (incorporated by reference to Form 425 filed by Digital Realty Trust, Inc. with the SEC on October 30, 2019)

(a)(5)(H)	Third Quarter Earnings Press Release of InterXion Holding N.V., dated November 7, 2019 (incorporated by reference to Form 425 filed by InterXion Holding N.V. with the SEC on November 7, 2019)

(a)(5)(I)	Form 8-K filed by Digital Realty Trust, Inc. and Digital Realty Trust, L.P. with the SEC on December 4, 2019

(a)(5)(J)	Investor Presentation, dated January 7, 2020 (incorporated by reference to Form 425 filed by Digital Realty Trust, Inc. with the SEC on January 7, 2020)

(a)(5)(K)	Transcript of Citi Global TMT West Conference Call held by Digital Realty Trust, Inc. on January 7, 2020 (incorporated by reference to Form 425 filed by Digital Realty Trust, Inc. with the SEC on January 7, 2020)

(a)(5)(L)	Amendment No. 1 to Purchase Agreement, dated as of January 23, 2020, by and among Digital Realty Trust, Inc., Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) and InterXion Holding N.V. (incorporated by reference to Form 425 filed by Digital Realty Trust, Inc. with the SEC on January 27, 2020)

(a)(5)(M)	Communication Posted on InterXion Holding N.V.’s intranet site on January 27, 2020 (incorporated by reference to Form 425 filed by InterXion Holding N.V. with the SEC on January 28, 2020)

(a)(5)(N)	Communication Posted on InterXion Holding N.V.’s intranet site on January 28, 2020 (incorporated by reference to Form 425 filed by InterXion Holding N.V. with the SEC on January 28, 2020)

(a)(5)(O)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(F) of the Schedule TO filed by Digital Realty Trust, Inc. with the SEC on January 29, 2020)

(e)(1)	Purchase Agreement, dated October 29, 2019, by and among Digital Realty Trust, Inc., DN 39J 7A B.V. and InterXion Holding N.V. (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished by InterXion Holding N.V. to the SEC on October 30, 2019)

(e)(2)	Tender and Support Agreement, dated as of October 29, 2019, by and between Buyer and David C. Ruberg (incorporated by reference to Exhibit 99.2 of the Form 6-K furnished by InterXion Holding N.V. to the SEC on October 30, 2019)

(e)(3)	Amendment No. 1 to Purchase Agreement, dated as of January 23, 2020, by and among Digital Realty Trust, Inc., Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) and InterXion Holding N.V. (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished by InterXion Holding N.V. to the SEC on January 23, 2020)

(e)(4)	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011 (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed by InterXion Holding N.V. with the SEC on June 23, 2011)

Exhibit No.	Description

(e)(5)	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated October 30, 2013 (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on November 29, 2013)

(e)(6)	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014 (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on March 26, 2014)

(e)(7)	InterXion Holding N.V. 2017 Executive Director Long Term Incentive Plan dated May 13, 2017 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed by InterXion Holding N.V. with the SEC on May 31, 2017)

(e)(8)	Yourshare Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed by InterXion Holding N.V. with the SEC on September 23, 2019)

(e)(9)*	Form of Performance Shares Agreement Pursuant to InterXion Holding N.V. 2017 Executive Director Long Term Incentive Plan dated May 13, 2017

(e)(10)*	Form of Performance Shares Agreement Pursuant to the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014

(e)(11)*	Form of Restricted Shares Agreement Pursuant to the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014

(g)	Not applicable.

Annex A	Opinion of Guggenheim Securities, LLC, dated October 29, 2019.*

Annex B	Opinion of Moelis & Company LLC, dated October 29, 2019.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

InterXion Holding N.V.

By:	/s/ David C. Ruberg
Name: David C. Ruberg
Title: Chief Executive Officer

Date: January 29, 2020

ANNEX A

October 29, 2019

The Board of Directors

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

Members of the Board:

We understand that InterXion Holding N.V. (“InterXion”), Digital Realty Trust, Inc. (“Digital Realty”) and DN 39J 7A B.V., an indirect subsidiary of Digital Realty (“Buyer”), intend to enter into a Purchase Agreement to be dated as of October 29, 2019 (the “Purchase Agreement”), pursuant to which Buyer will commence an exchange offer (as it may be amended from time to time pursuant to the Purchase Agreement, the “Offer”) to purchase (subject to the terms and conditions set forth in the Purchase Agreement) any and all of the outstanding ordinary shares, nominal value €0.10 per share, of InterXion (each, a “Share” and collectively, the “Shares” and such definitions including fractional shares, nominal value €0.02 per fractional share, of InterXion, provided that a fractional share will be treated for purposes of the definition of Share or Shares as one-fifth (1/5th) of an outstanding ordinary share, nominal value €0.10 per share, of InterXion) in exchange for 0.7067 shares of common stock, par value $0.01 per share, of Digital Realty (“Digital Realty Common Stock”) per Share (the “Offer Consideration”).

We further understand that, in order facilitate Digital Realty’s and Buyer’s purchase or acquisition of any Shares not tendered or accepted pursuant to the Offer (including during any Subsequent Offering Period) or not otherwise held by Digital Realty, Buyer or any of their affiliates, the Purchase Agreement contemplates that Digital Realty, InterXion and their respective subsidiaries (as applicable) shall effectuate or cause to be effectuated one or more pre-wired back-end transactions, which, depending on the conditions precedent and the circumstances specified in the Purchase Agreement, may entail a Compulsory Acquisition in accordance with the Dutch Civil Code or any other form of Post-Offer Reorganization (any such other Post-Offer Reorganization collectively with the Offer and any Compulsory Acquisition as an integrated transaction, the “Transaction,” and any documentation governing the terms of any such Post-Offer Reorganization (including the Asset Sale Documentation, the Legal Merger Proposal, the Post-Merger Share Sale Documentation, the Legal Demerger Proposal and the Post-Demerger Share Sale Documentation) together with the Purchase Agreement, the “Transaction Documentation”). More specifically, the Purchase Agreement contemplates that, in connection with any Post-Offer Reorganization that takes the form of an Asset Sale, a Legal Merger or a Legal Demerger (with respect to each of the foregoing transactions, other than in the case of a Compulsory Acquisition), Digital Realty, InterXion and their respective subsidiaries (as applicable) shall implement certain additional Post-Offer Reorganization transactions which shall result in each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, in exchange for each Share then held by such Minority Shareholder, that number of shares of Digital Realty Common Stock equal to the Offer Consideration (without interest and less any applicable withholding taxes).

The terms and conditions of the Transaction are more fully set forth in the Transaction Documentation, and capitalized terms not otherwise defined herein shall have the meanings given to them therein.

You have asked us to render our opinion as to whether the Offer Consideration to be received by the holders of Shares (excluding Digital Realty, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than

The Board of Directors

InterXion Holding N.V.

October 29, 2019

in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) is fair, from a financial point of view, to such holders.

In the course of performing our reviews and analyses for rendering our opinion, we have:

•

Reviewed a draft of the Purchase Agreement dated as of October 29, 2019, which contains as exhibits the Form of Asset Sale Agreement, the Form of Legal Merger Proposal, the Form of Post-Merger Share Sale Agreement, the Form of Legal Demerger Proposal and the Form of Post-Demerger Share Sale Agreement;

•	Reviewed certain publicly available business and financial information regarding each of InterXion and Digital Realty;

•

Reviewed certain non-public business and financial information regarding InterXion’s business and future prospects (including certain financial projections for the years ending December 31, 2019 through December 31, 2028 and certain extrapolations thereof for the years ending December 31, 2029 through December 31, 2030 (collectively, the “InterXion Financial Projections”)), all as prepared and approved for our use by InterXion’s senior management;

•

Reviewed certain non-public business and financial information regarding Digital Realty’s business and future prospects (including certain financial projections for the years ending December 31, 2019 through December 31, 2024 (the “Digital Realty Financial Projections”)), all as prepared and provided to us by Digital Realty’s senior management and reviewed by, discussed with and approved for our use by InterXion’s senior management;

•

Reviewed certain extrapolations of the Digital Realty Financial Projections for the years ending December 31, 2025 through December 31, 2030 (the “Extrapolated Digital Realty Financial Projections” and, together with the InterXion Financial Projections and the Digital Realty Financial Projections, the “Financial Projections”), as prepared and approved for our use by InterXion’s senior management;

•

Reviewed certain estimated synergies (collectively, “synergy estimates” or “synergies”) expected to result from the Transaction, all as prepared and provided to us by Digital Realty’s senior management and reviewed by, discussed with and approved for our use by InterXion’s senior management;

•

Discussed with InterXion’s senior management their strategic and financial rationale for the Transaction as well as their views of InterXion’s and Digital Realty’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the global data center sector;

•

Discussed with Digital Realty’s senior management their strategic and financial rationale for the Transaction as well as their views of Digital Realty’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the global data center sector;

•	Reviewed the historical prices, trading multiples and trading activity of the Shares and the Digital Realty Common Stock;

•

Compared the financial performance of InterXion and Digital Realty and the trading multiples and trading activity of the Shares and the Digital Realty Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating InterXion and Digital Realty;

•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

The Board of Directors

InterXion Holding N.V.

October 29, 2019

•	Performed discounted cash flow analyses based on the Financial Projections and the synergy estimates; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, the synergy estimates, any other estimates and any other forward-looking information) provided by or discussed with InterXion or Digital Realty or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Financial Projections, the synergy estimates, any other estimates and any other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, the synergy estimates, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of InterXion’s senior management that they are (in the case of information pertaining to InterXion) and have assumed that Digital Realty’s senior management are (with respect to information pertaining to Digital Realty) unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, the synergy estimates, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the InterXion Financial Projections, the Extrapolated Digital Realty Financial Projections, the synergy estimates, any other estimates and any other forward-looking information provided by or discussed with InterXion, (a) we have been advised by InterXion’s senior management, and we have assumed, that the InterXion Financial Projections, the Extrapolated Digital Realty Financial Projections, the synergy estimates, such other estimates and such other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of InterXion’s senior management as to the expected future performance of InterXion (with respect to the InterXion Financial Projections) and Digital Realty (with respect to the Extrapolated Digital Realty Financial Projections) and the expected amounts and realization of such synergies (and we have assumed that such synergies will be realized in the amounts and at the times projected) and (b) we have assumed that the InterXion Financial Projections, the Digital Realty Financial Projections, the Extrapolated Digital Realty Financial Projections, the synergy estimates, such other estimates and such other forward-looking information have been reviewed by InterXion’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion, (ii) the Digital Realty Financial Projections, the synergy estimates, any other estimates and any other forward-looking information provided by or discussed with Digital Realty, we have assumed that the Digital Realty Financial Projections, the synergy estimates, such other estimates and such other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Digital Realty’s senior management as to the expected future performance of Digital Realty and the expected amounts and realization of such synergies (and we have assumed that such synergies will be realized in the amounts and at the times projected) and (iii) any financial projections, any other estimates and/or any other forward-looking information obtained by us from

The Board of Directors

InterXion Holding N.V.

October 29, 2019

public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

•

You have informed us that the InterXion Financial Projections do not reflect (i) the effects of any tax basis step-up which may result from the Transaction or (ii) any post-transaction tax optimization strategies that Digital Realty, Buyer or InterXion could implement to minimize InterXion’s corporate income taxes as reflected in the InterXion Financial Projections, and, at your direction, we have assumed that any such tax basis step-up or tax optimization strategies would not have a meaningful impact on our analyses and opinion (collectively, the “Tax Assumption”).

During the course of our engagement, we have assisted InterXion’s Board of Directors and senior management in connection with their discussions with certain potential strategic acquirors, merger partners and private equity investors, and we have considered the outcome of such discussions in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of InterXion, Digital Realty, Buyer or any other entity or the solvency or fair value of InterXion, Digital Realty, Buyer or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of InterXion, Digital Realty, Buyer and their respective other professional advisors with respect to such matters. We have assumed, subject to the Tax Assumption, that the Transaction will have the tax consequences contemplated by the parties to the Transaction Documentation. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to InterXion, Digital Realty, Buyer or their respective securityholders (including with respect to any withholding taxes, tax basis step-up or tax optimization strategies associated with the Transaction).

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed forms of the Transaction Documentation will not differ from the latest drafts that we have reviewed, (ii) InterXion, Digital Realty and Buyer will comply with all terms and provisions of the Transaction Documentation and (iii) the representations and warranties of InterXion, Digital Realty and Buyer contained in the Transaction Documentation are true and correct and all conditions to the obligations of each party to the Transaction Documentation to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that (i) the Transaction will be consummated in a timely manner in accordance with the terms of the Transaction Documentation and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on InterXion, Digital Realty, Buyer or the Transaction (including its contemplated benefits) in any way meaningful to our analyses or opinion and (ii) any Post-Offer Reorganization will not result in any changes to the Offer Consideration to be received by the holders of Shares or adversely impact Digital Realty or InterXion, in each case in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares, the Digital Realty Common Stock or other securities or financial instruments of or relating to InterXion or Digital Realty may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a strategic and financial advisor to InterXion in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful

The Board of Directors

InterXion Holding N.V.

October 29, 2019

consummation of the Transaction. A portion of our compensation already has been paid to us in the form of certain retainer payments and a financial advisory fee and another portion of our compensation is payable upon the earlier of the rendering of our opinion or execution of the Purchase Agreement, with each such payment (other than the first three retainer payments and the financial advisory fee) being creditable against the fee payable upon consummation of the Transaction. In addition, InterXion has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. InterXion also has granted Guggenheim Securities, LLC (“Guggenheim Securities”) the right to provide certain investment banking and other services to InterXion in the future, on customary terms and conditions.

Since 2015, Guggenheim Securities has been engaged by InterXion to provide financial advisory and other investment banking services in connection with various strategic and financial matters (including, without limitation, the Transaction). Over the course of such engagement, we have received certain retainer payments and a financial advisory fee as referred to above, but not any transaction-related financial advisory fees. In June 2019, Guggenheim Securities acted as a joint bookrunner in connection with InterXion’s $335 million follow-on offering of Shares, for which we received an agreed-upon fee. During the past two years, Guggenheim Securities has not been engaged by Digital Realty to provide any financial advisory or investment banking services. Guggenheim Securities may seek to provide InterXion and Digital Realty and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to InterXion, Digital Realty, Buyer, other participants in the Transaction and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to InterXion, Digital Realty, Buyer, other participants in the Transaction and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in InterXion, Digital Realty, Buyer, other participants in the Transaction and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to InterXion, Digital Realty, Buyer, other participants in the Transaction and their respective affiliates and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to InterXion’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9, any shareholder circular or any other such disclosure document to be distributed to the holders of Shares in connection with the Transaction (other

The Board of Directors

InterXion Holding N.V.

October 29, 2019

than in any shareholder circular or other disclosure document with respect to any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration).

Our opinion and any materials provided in connection therewith do not constitute a recommendation to InterXion’s Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any Shares pursuant to the Offer or how to vote or act in connection with the Transaction or otherwise. Our opinion does not address InterXion’s underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for InterXion or the effects of any other transaction in which InterXion might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Consideration to be received by the holders of Shares (excluding Digital Realty, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Offer, any Post-Offer Reorganization or any other transaction contemplated by the Purchase Agreement or the implementation of any of the foregoing) or the Transaction Documentation or (b) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Transaction Documentation or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of InterXion. We have not reviewed and do not express any view or opinion as to any aspects of the Transaction or the Offer Consideration in accordance with or under applicable Dutch corporation law or securities regulations, including whether the Offer Consideration is the fair price within the meaning of Section 5:80a of the Dutch Financial Supervision Act. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of InterXion’s or Digital Realty’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Consideration or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the holders of Shares (excluding Digital Realty, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX B

October 29, 2019

Board of Directors

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp, The Netherlands

Ladies & Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, nominal value €0.10 per share (“Company Ordinary Shares”), of InterXion Holding N.V. (the “Company”), other than the Acquiror (as defined below) and any of its affiliates (collectively, “Excluded Holders”), of the Exchange Offer Ratio (as defined below) pursuant to the Purchase Agreement (the “Purchase Agreement”) to be entered into by and among Digital Realty Trust, Inc. (the “Acquiror”), DN 39J 7A B.V., an indirect subsidiary of the Acquiror (the “Acquisition Sub”), and the Company. As more fully described in the Agreement, Acquisition Sub will commence an exchange offer (the “Offer”) to acquire all outstanding Company Ordinary Shares for 0.7067 (the “Exchange Offer Ratio”) shares of the common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror.

We understand that, in order for the Acquiror to acquire any Company Ordinary Shares not tendered or accepted pursuant to the Offer (including during any Subsequent Offering Period) or not otherwise held by Excluded Holders, the Company will effect one or a combination of back-end transactions, which, pursuant to the Purchase Agreement, may consist of a Compulsory Acquisition in accordance with the Dutch Civil Code or any other form of Post-Offer Reorganization (any such other Post-Offer Reorganization, collectively with the Offer and any Compulsory Acquisition as an integrated transaction, the “Transaction,” and the documentation governing the terms of any such Post-Offer Reorganization (including the Asset Sale Documentation, the Legal Merger Proposal, the Post-Merger Share Sale Documentation, the Legal Demerger Proposal and the Post-Demerger Share Sale Documentation), together with the Purchase Agreement, the “Transaction Documentation”). We further understand that, in connection with any Post-Offer Reorganization that takes the form of an Asset Sale, a Legal Merger or a Legal Demerger, the Acquiror, the Company and their respective subsidiaries (as applicable) will effect certain additional Post-Offer Reorganization transactions which will result in each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, in exchange for each Company Ordinary Share then held by such Minority Shareholder, that number of shares of Acquiror Common Stock equal to the Exchange Offer Ratio. The terms and conditions of the Transaction are more fully set forth in the Transaction Documentation, and capitalized terms not otherwise defined herein shall have the meanings given to them therein.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, relating to the Company and the Acquiror; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (the “InterXion Management Case”); (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquiror furnished to us by the Acquiror, including financial forecasts provided to or discussed with us by the management of the Acquiror (the “Digital Realty Management Case”); (iv) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquiror furnished to us by the Company, including financial forecasts provided to or

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discussed with us by the management of the Company (together with the Digital Realty Management Case, the “Digital Realty Extrapolated Case”); (v) conducted discussions with members of the senior managements and representatives of the Company and the Acquiror concerning the information described in clauses (i) through (iv) of this paragraph, as well as the businesses and prospects of the Company and the Acquiror generally; (vi) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vii) reviewed the financial terms of certain other transactions that we deemed relevant; (viii) reviewed a draft, dated October 29, 2019, of the Agreement; and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of (and have not independently verified) any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to the Company and the Acquiror referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or the Acquiror, as the case may be, as to the future performance of the Company and the Aquiror (including that the Digital Realty Management Case reflects the best currently available estimates and judgements of the management of the Company as to the future performance of the Acquiror). We also have assumed, at your direction, that (i) the future financial results reflected in such forecasts and other information will be achieved at the times and in the amounts projected and (ii) the InterXion Management Case and Digital Realty Extrapolated Case are the appropriate financial forecasts to use for the purposes of our analysis and this opinion. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Offer or the relative merits of the Offer as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Transaction Documentation or any aspect or implication of the Transaction, except for the fairness of the Exchange Offer Ratio pursuant to the Purchase Agreement from a financial point of view to the holders of Company Ordinary Shares (other than Excluded Holders). In particular, this opinion does not address the fairness of any consideration that may be received or receivable by any holders of Company Ordinary Shares of any amounts, other than shares of Acquiror Common Stock implied by the Exchange Offer Ratio, whether as a result of Dutch legal proceedings, withholding or other taxes, or Transaction related expenses. Our opinion relates to the relative values of the Company and the Acquiror. With your consent, we express no opinion as to what the value of Acquiror Common Stock actually will be when issued pursuant to the Offer or the prices at which Company Ordinary Shares or Acquiror Common Stock may trade at any time. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Purchase Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with the terms of the Purchase Agreement and the other Transaction Documentation as described in the Purchase Agreement without any waiver or modification that could be material to our analysis, and that the parties to the Purchase Agreement will comply with all the material terms of the Purchase Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party. We also have not been requested to, and have not, participated in the structuring or negotiation of the Transaction.

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Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have been engaged by the Company to render this opinion and will receive a fee upon delivery of this opinion, which fee is not contingent upon either the conclusion expressed in this opinion or successful consummation of the Offer or the Transaction. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. We in the future may provide such investment banking and other services to the Acquiror and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company in its capacity as such in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter, including whether such holder should tender shares in the Offer. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Offer Ratio pursuant to the Purchase Agreement from a financial point of view to the holders of Company Ordinary Shares (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Offer Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Offer Ratio pursuant to the Purchase Agreement is fair from a financial point of view to the holders of Company Ordinary Shares, other than Excluded Holders.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

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